

2024 Annual Report
To Shareholders


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)


☒   ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 2024


☐   TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from _____to_____

Commission File No. 000-54579

DATA STORAGE CORPORATION

(Exact name of registrant as specified in its charter)


Nevada	98-0530147
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

225 Broadhollow Road, Suite 307 Melville, NY	11747
(Address of principal executive offices)	(Zip Code)


Registrant's telephone number, including area code: **(212) 564-4922**


Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	DTST	The Nasdaq Capital Market
Warrants to purchase shares of Common Stock, par value $0.001 per share	DTSTW	The Nasdaq Capital Market

Securities registered under Section 12(g) of the Exchange Act:


Common Stock, par value $0.001 per share
(Title of class)


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 5(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation ST (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company and an "emerging growth company." See the definitions of "large accelerated filer," "accelerated filer" "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐
Non-accelerated filer ☒   Smaller reporting company ☒
                                                      Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☒

As of June 28, 2024, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Company's voting and non-voting common equity held by non-affiliates of the Registrant was $26,955,729.

The number of shares of the registrant's common stock outstanding as of March 27, 2025, was 7,094,081.

Documents incorporated by reference: Portions of the registrant's definitive proxy statement relating to the 2025 annual meeting of stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2024 (the "2025 Proxy Statement").

Data Storage Corporation

Table of Contents

Forward-Looking Statements

This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. The forward-looking statements are contained principally in Part I, Item 1. "Business," Part I, Item 1A. "Risk Factors," and Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," but are also contained elsewhere in this Annual Report and in some cases you can identify forward-looking statements by terminology such as "may," "should," "potential," "continue," "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions. These statements are based on our current beliefs, expectations, and assumptions and are subject to a number of risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results to differ materially from those expressed, projected or implied in or by the forward-looking statements.

You should refer to Item 1A. "Risk Factors" section of this Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We do not undertake any obligation to update any forward-looking statements. Unless the context requires otherwise, references to "DSC," "we," "us," "our," and "Company," refer to Data Storage Corporation and its subsidiaries.

Summary Risk Factors

Risks Related to the Company's Business

- The Company has not generated a significant amount of net income and it may not be able to sustain profitability in the future.

- If the Company is unable to attract new customers to its infrastructure and disaster recovery/cloud subscription services on a cost-effective basis, its revenue and operating results would be adversely affected.

- The Company expects to continue to acquire or invest in other companies, which may divert its management's attention, result in additional dilution to its stockholders, and consume resources that are necessary to sustain its business.

- Integration of an acquired company's operations may present challenges.

- The Company may fail to maintain an effective system of internal controls, which may result in material misstatements of its consolidated financial statements or cause it to fail to meet its periodic reporting obligations.

- The Company is controlled by three principal stockholders who serve as its executive officers and directors.

- To date, a substantial portion of the Company's revenues have come from a limited number of customers.

Risks Related to the Company's Industry

- The market for cloud solutions is highly competitive, and if the Company does not compete effectively, its operating results will be harmed.

- If a cyberattack was able to breach the Company's security protocols and disrupt its data protection platform and solutions, such disruption could increase the Company's expenses, damage its reputation, harm its business and adversely affect its stock price.

- Any significant disruption in service, in the Company's computer systems, or caused by its third-party storage and system providers could damage the Company's reputation and result in a loss of customers, which would harm the Company's business, financial condition, and operating results.

- Security vulnerabilities, data protection breaches and cyberattacks could disrupt the Company's data protection platform and solutions.

- The Company's ability to provide services to its customers depends on its customers' continued high-speed access to the internet and the continued reliability of the internet infrastructure.

- If the Company is unable to retain its existing customers, its business, financial condition, and operating results will be adversely affected.

- A decline in demand for the Company's cyber security, disaster recovery, and/or infrastructure solutions, in general, would cause its revenue to decline.

- The Company primarily depends upon third-party distribution companies to generate new customers. The Company's relationships with its partners and distributors may be terminated or may not continue to be successful in generating new customers, which could adversely affect its ability to increase its customer base.

- If the Company is unable to expand its base of business customers, its future growth and operating results could be adversely affected.

- If the Company is unable to sustain market recognition of and loyalty to its brand, or if its reputation were to be harmed, it could lose customers or fail to increase the number of its customers, which could harm its business, financial condition, and operating results.

- The Company is subject to government regulation and other legal obligations related to privacy, and any actual or perceived failure to comply with such obligations would harm its business.

- The Company's solutions are used by customers in the health care industry, and it must comply with numerous federal and state laws related to patient privacy in connection with providing its solutions to these customers.

- Errors, failures, bugs in or unavailability of the Company's solutions released by it could result in negative publicity, damage to its brand, returns, loss of or delay in market acceptance of its solutions, loss of competitive position, or claims by customers or others.

- The Company faces many risks associated with its growth and plans to expand, which could harm its business, financial condition, and operating results.

- The Company's international expansion will subject it to risks typically encountered when operating internationally, including economic and political instability, fluctuations in currency exchange rates, differing legal and regulatory environments, challenges in managing a geographically dispersed workforce, and cultural differences.

- The loss of the Company's key personnel, or its failure to attract, integrate, and retain other highly qualified personnel, could harm its business and growth prospects.

- Declining general economic or business conditions and changes to trade policy, including tariff and customs regulations, may have a negative impact on the Company's business.

Risks Related to Intellectual Property

- Assertions by a third party that the Company's solutions infringe its intellectual property, whether or not correct, could subject the Company to costly and time-consuming litigation or expensive licenses.

- The Company relies on third-party software to develop and provide its solutions, including server software and licenses from third parties to use patented intellectual property.

- If the Company is unable to protect its domain names, its reputation, brand, customer base, and revenue, as well as its business and operating results, it could be adversely affected.

Risks Related to the Company's Common Stock and Securities

● The Company's stock price has fluctuated in the past and may be volatile in the future, and as a result, investors in its common stock could incur substantial losses.

● We cannot be assured that we will be able to maintain our listing on the Nasdaq Capital Market.

● Upon exercise of the Company's outstanding options or warrants, it will be obligated to issue a substantial number of additional shares of common stock which will dilute its present shareholders.

● Offers or availability for sale of a substantial number of shares of the Company's common stock may cause the price of its common stock to decline.

● The Company does not expect to declare any common stock cash dividends in the foreseeable future.

● Because the Company may issue preferred stock without the approval of its shareholders and have other anti-takeover defenses, it may be more difficult for a third party to acquire the Company and could depress its stock price.

● Provisions of Nevada law could delay or prevent an acquisition of DSC, even if the acquisition would be beneficial to its stockholders and could make it more difficult for stockholders to change DSC's management.

ITEM 1. BUSINESS

Corporate Overview

The Company is a leading provider of enterprise cloud and business continuity solutions, specializing in fully managed cloud hosting, disaster recovery, cybersecurity, and IT automation services. DSC leverages its expertise through its subsidiaries: CloudFirst Technologies Corporation ("CloudFirst Technologies"), CloudFirst Europe Ltd. ("CloudFirst Europe" and, together with CloudFirst Technologies, "CloudFirst"), and Nexxis Inc. ("Nexxis"). Through its CloudFirst platform – built on IBM Power Systems infrastructure – DSC delivers high-performance cloud solutions tailored for IBM i and AIX workloads. This niche focus on IBM Power environments distinguishes CloudFirst in the market: none of the major public cloud providers (AWS, Microsoft Azure, or Google Cloud) natively support IBM i/AIX workload, giving DSC a distinct competitive edge in serving clients with these mission-critical systems. The Company leverages long-term subscription contracts for its cloud and disaster-recovery services, yielding a highly recurring revenue base and strong customer retention (historically over 90% annual subscription renewal rates). DSC's client base exceeds 425 organizations across diverse sectors – including government, healthcare, education, manufacturing, and Fortune 500 enterprises – reflecting broad market demand for its multi-cloud hosting and business continuity solutions. In recent years, DSC has undertaken strategic expansions (organically and via acquisitions) to reinforce its position as an emerging growth leader in the multi-billion-dollar cloud hosting and business continuity market. Notably, the integration of Flagship Solutions, LLC ("Flagship") (which became a subsidiary of DSC in 2021) into CloudFirst was completed in January 2024, unlocking operational synergies and enabling cross-selling of the full CloudFirst suite to Flagship's established customer base. This integration, combined with enhanced distribution and marketing capabilities post-2021 Nasdaq uplisting, has bolstered DSC's growth trajectory and technical expertise.

Solutions and Services

DSC provides a comprehensive portfolio of solutions to ensure clients' critical IT systems remain operational, secure, and resilient:

• *Cloud Infrastructure Services (IaaS)* – CloudFirst offers fully managed cloud hosting for IBM Power systems (IBM i and AIX) as well as x86 environments. Clients can migrate on-premises IBM workloads to DSC's owned and operated cloud and run them on enterprise-grade IBM Power infrastructure, with interoperability to public clouds like AWS, Azure, and Google for hybrid deployments. DSC's cloud solutions include comprehensive migration services to ensure seamless transfer of data and applications from legacy systems to the cloud with minimal downtime.

• *Disaster Recovery & Business Continuity* – DSC delivers robust disaster-recovery-as-a-service and business continuity solutions to protect organizations from downtime and data loss. CloudFirst's recovery services provide off-site data replication, rapid failover for IBM i/AIX and Windows/Linux systems, and cloud-based backup to meet stringent recovery time objectives. These services ensure that clients can quickly restore critical applications in the event of cyberattacks, hardware failures, or natural disasters, thereby minimizing operational disruption.

6

• *Cybersecurity Solutions* – Through its security suite, DSC offers comprehensive cybersecurity and compliance services. This includes endpoint protection, network security, data encryption, ransomware defense, vulnerability assessments, and IBM i security monitoring. By integrating cybersecurity into its cloud and DR offerings, DSC provides a layered defense to safeguard client data and systems across on-premise and cloud environments.

• *Managed IT Services and Support* – DSC augments its core cloud offerings with managed services such as systems monitoring, IT automation, and voice & data communications solutions. For example, through its Nexxis subsidiary, DSC provides Voice over Internet Protocol ("VoIP")/Unified Communications and dedicated internet connectivity as part of its one-stop solution set. These ancillary services enable clients to rely on a single provider for a broad range of IT infrastructure needs.

This integrated solutions portfolio positions DSC as a single-source provider for cloud infrastructure, disaster recovery, cybersecurity, and connectivity. From initial cloud migration through ongoing management and support, the Company ensures clients' workloads run securely and efficiently in a multi-cloud environment. DSC's value proposition is underscored by its high service reliability (Tier III data centers with 99.999% uptime SLAs) and a consultative approach by in-house solution architects to meet each client's unique requirements.

Competitive Positioning and CloudFirst Strategy

CloudFirst occupies a distinct competitive niche as a premier cloud solution for IBM Power Systems, an area with high barriers to entry and limited competition. Because IBM i and AIX workloads cannot be easily re-platformed to standard x86 cloud environments, hyperscale cloud providers (Amazon, Microsoft, Google) generally do not compete in this segment. DSC has capitalized on this gap by building a cloud platform specialized for IBM Power – complete with the necessary hardware, OS expertise, and tools to support mission-critical IBM environments. This focus, combined with DSC's deep IBM technical know-how, allows the Company to address complex legacy modernization and disaster recovery needs that others cannot readily fulfill. At the same time, CloudFirst is designed for interoperability with mainstream clouds: the platform integrates via high-bandwidth, low-latency connections to AWS, Azure, Google, and IBM Cloud, enabling clients to run IBM i/AIX systems in parallel with their other cloud-native workloads. This multi-cloud capability gives enterprises the "best of both worlds" – they can maintain essential IBM systems, whereby protecting their applications designed for the IBM operating platform on CloudFirst, while interfacing seamlessly with applications hosted on public clouds.

Security and compliance are core to CloudFirst's value proposition. DSC's data centers meet Tier III standards and SOC 2 Type II compliance, offering the highest levels of reliability and data protection. CloudFirst's infrastructure and processes are aligned with stringent regulatory requirements in the United States, Canada, and the United Kingdom, which is crucial for clients in regulated industries (financial services, government, healthcare, etc.). Additionally, DSC's cloud services adhere to data sovereignty laws by enabling clients to keep data within country borders (e.g., Canadian data in Canada, UK data in UK data centers). By prioritizing security certifications and regional compliance, CloudFirst provides enterprise customers with confidence that their critical systems are hosted in an environment that meets national security standards and privacy laws. This commitment to security, combined with 24x7 managed support, has solidified DSC's reputation as a trusted partner for business continuity. Industry recognition of this niche leadership is evident – DSC is viewed as an emerging growth leader in cloud infrastructure and the migration of data to the cloud for IBM Power workloads.

Global Footprint and Infrastructure

DSC has established a global cloud infrastructure footprint to serve its clients' multi-national needs. The Company operates and leverages a network of Tier III data center facilities across North America and Europe, including five in the United States, which includes one new data center facility in Chicago, two in Canada, and three in the United Kingdom (Scotland and England). This expansive footprint was built through strategic investments and partnerships: historically, DSC operated out of seven primary data centers across the U.S. and Canada, and in 2024 it expanded into Europe by partnering with leading regional data center providers (e.g., Brightsolid in Scotland and Pulsant in England). By early 2025, CloudFirst's platform spanned three countries and served over 400 clients globally.

Having infrastructure in multiple geographies allows DSC to deliver cloud infrastructure and recovery services from a single source across continents, a capability few competitors offer. Clients with international operations can rely on CloudFirst to host and protect data in-region for performance and compliance, while managing everything through one provider. For example, a U.S.-based enterprise with subsidiaries in Canada and the UK can run IBM i production in DSC's U.S. cloud, have disaster recovery in Canada, and extend certain workloads or backups to the UK – all under CloudFirst's management. This one-stop, multi-country service model is highly differentiated in the mid-market enterprise segment, where companies often struggle to find integrated solutions for IBM Power workloads across regions. DSC's data centers are inter-connected and built with full redundancy (power, cooling, network) and round-the-clock operations support, ensuring consistent service levels worldwide. The geographic diversity of these sites also adds resiliency (e.g., data can be replicated to a different country for added protection). Management believes this global infrastructure approach for cross-border cloud services provides DSC with a competitive advantage in winning customers seeking a single vendor for all their cloud hosting and business continuity needs.

Growth Strategy and Cross-Selling Opportunities

DSC's growth strategy is centered on expanding its cloud footprint and cross-selling its full suite of solutions to meet the evolving needs of its clients. A key pillar of this strategy is capitalizing on cross-sell opportunities that arise from the Company's multi-country presence and broadened solution set. As the Company enters new regions like Europe, DSC can target existing North American clients who have overseas operations, offering to migrate or protect those international workloads via CloudFirst's new UK facilities. Similarly, partnerships with local providers (such as Pulsant in the UK) open access to new customer bases that DSC can serve with its IBM expertise – including European organizations and U.S. multinationals operating abroad. Management has structured these partnerships to maximize customer engagement across different industry verticals and regions, thereby creating access to a much broader addressable market. Early success of this approach is evidenced by growing demand in the UK/EU for IBM cloud services, which CloudFirst is now positioned to fulfill as one of the few specialized providers in that area.

In North America, DSC continues to deepen penetration in high-value verticals such as finance, healthcare, and insurance that require the reliable continuity solutions DSC provides. The Company's unified sales team now markets an expanded portfolio – for instance, a disaster recovery customer can be upsold to production hosting on CloudFirst, cybersecurity services, and even voice/data connectivity, all through one relationship. Internally, the consolidation of Flagship into the CloudFirst brand has enhanced this cross-selling: Flagship's legacy customers (who may have originally engaged for IBM hardware or software solutions) are being introduced to DSC's cloud and DR services, driving incremental recurring revenue. To support these efforts, DSC is investing in its distribution channels, including IBM Business Partners, Managed Service Provider's (MSPs), and resellers, to refer and resell CloudFirst services globally. The Company is also pursuing selective acquisitions and alliances to broaden its technical capabilities and customer reach.

In 2024, DSC reported $25.4 million in total revenue, with greater than 80% stemming from recurring sources, including cloud-based hosting and disaster recovery solutions, infrastructure-as-a-service hosting, managed services, cyber security and maintenance subscriptions. This base of annual recurring revenue reflects the effectiveness of the Company's subscription-focused model. The remaining contract value for cloud services totals approximately $39.2 million, providing revenue visibility and supporting future growth expectations. The Company ended the year with a $21.5 million Annual Recurring Revenue (ARR) run rate. With a contract renewal rate exceeding 90%, DSC is positioned to maintain and expand its customer base. DSC operates with no debt and continues to improve operating margins as it scales its cloud solutions and service offerings. Looking forward, the Company is advancing its strategy, expanding its company owned and managed IBM Power platform into new markets, including a recent entry into Europe. Management believes that there is a global migration of IBM power systems and disaster recovery to cloud based solutions. DSC is uniquely positioned to capitalize on these trends, driving sustained revenue growth and long-term shareholder value.

Overall, DSC's integrated approach – a unique IBM-focused cloud platform, compliance-driven global data center presence, and a broad suite of continuity and security solutions – positions the Company as a comprehensive one-stop provider for enterprises undergoing digital transformation and cloud migration. By emphasizing its CloudFirst differentiators and executing on cross-sell opportunities, DSC aims to strengthen its market position as a trusted partner for cloud infrastructure and business continuity worldwide.

Government Regulation

DSC operates within a complex and evolving regulatory landscape, governed by a multitude of federal, state, local, and international privacy laws. These laws regulate the Company's handling of personal and customer data, reflecting the growing importance of privacy in the digital age. Compliance with these regulations is critical, as failure to do so could result in legal action, loss of customer trust, and negative impacts on the Company's reputation and operations.

Key Regulatory Frameworks:

- *General Compliance:* The Company is committed to adhering to industry standards and the various privacy policies and obligations it holds towards third parties. This includes compliance with laws and regulations related to the protection and handling of personal information and customer data.

- *Healthcare Sector Compliance:* Particularly significant is the Company's compliance with health-related privacy laws such as the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and the Health Information Technology for Economic and Clinical Health Act (HITECH). These regulations mandate strict controls over the handling of health information to protect patient privacy.

- *Business Associate Agreements (BAAs):* For healthcare clients, the Company enters into BAAs that outline the permissible uses of health information, ensure the protection of this data through appropriate safeguards, and require notification of any unauthorized use or disclosure.

Compliance Measures Include:

- Ensuring that the use or disclosure of personal health information aligns with the restrictions and permissions defined in BAAs.

- Implementing robust administrative, physical, and technical safeguards to protect personal information.

- Obligating the Company to report any unauthorized information use or disclosure to the client.

- Permitting termination of the service by clients if the Company breaches BAA terms and cannot rectify the breach.

- Mandating the return or destruction of all personal health information upon the termination of a client's subscription.

The regulatory environment for DSC is marked by rapid changes and requires continuous vigilance to ensure compliance. As privacy regulations evolve, the Company may need to adjust its services and practices to remain compliant, thereby safeguarding its reputation and facilitating the development of new and innovative services that respect customer privacy.

Human Capital Resources

DSC attributes its success to the skill and dedication of its workforce, consisting of fifty-three full-time and two part-time employees as of March 15, 2025. The team is diverse, with roles across executive management, administration, finance, sales, marketing, and a robust technical team, complemented by independent contractors for service support and installations as needed. The Company has no collective bargaining agreements in place and maintains a positive relationship with its employees.

Key aspects of the Company's human capital management include:

- *Employee Composition:* The workforce includes eight in executive management, five in administration and finance, eleven in sales, three in marketing, and twenty-eight in technical roles.

- *Compensation Strategy:* Compensation programs are performance-aligned to incentivize both short-term and long-term achievements, aiming to attract, retain, and motivate talent.

- *Health and Safety:* Employee health and safety are paramount, underscoring the Company's commitment to its staff and operational philosophy.

Corporate Information

Data Storage Corporation, a Delaware corporation founded in 2001, became a subsidiary of the Company, a Nevada corporation (DSC), in 2008. DSC was initially incorporated as Euro Trend Inc. on March 27, 2007, and consummated a share exchange transaction in October 2008. The Company underwent a name change to its current identity post-acquisition.

On May 31, 2021, the Company completed a merger of Flagship, a Florida limited liability company, and the Company's wholly-owned subsidiary, Data Storage FL, LLC, a Florida limited liability company. Flagship is a provider of Hybrid Cloud solutions, managed services and cloud solutions. On January 1, 2024, Flagship Solutions, LLC was consolidated into the Company's wholly-owned subsidiary, CloudFirst Technologies Corporation, a Delaware corporation incorporated in 2001.

On January 27, 2022, we formed Information Technology Acquisition Corporation a special purpose acquisition company for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

On August 12, 2024, the Company formed UK Cloud Host Technologies Ltd., a company formed under the laws of the United Kingdom, for the purpose of establishing an executive presence in London, United Kingdom and managing the business and affairs of the Company within Europe. On December 27, 2024, the name of the entity was changed to CloudFirst Europe Ltd.

Facilities

The Company's corporate headquarters are located at 225 Broadhollow Road, Suite 307, Melville, New York 11747, which are leased pursuant to a lease agreement, dated January 17, 2024. The lease commenced on April 1, 2024, and has a term of sixty-seven months. The monthly rent is $11,931 and the lease expires on October 30, 2029. The Company believes that these headquarters are adequate for its current operations and needs.

Available Information

Official filings with the SEC, including the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and any amendments, are accessible for free on the Company's website (www.dtst.com) under the Investor Relations section following their SEC submission. The content on the Company's website is not incorporated by reference into this Annual Report or any other SEC filings.

ITEM 1A. RISK FACTORS

Investing in the Company's common stock involves a high degree of risk. *Investors should carefully consider the risks described below before deciding whether to invest in our securities. If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected. In such case, the trading price of our Common Stock could decline and you could lose all or part of your investment. Our actual results could differ materially from those anticipated in the forward-looking statements made throughout this Annual Report as result of different factors, including the risks we face described below.*

Risks Related to the Company's Business

The Company has not generated a significant amount of net income and it may not be able to sustain profitability in the future.

As reflected in the consolidated financial statements, the Company had net income attributable to common shareholders of $523,214 and $381,575 for the years ended December 31, 2024, and 2023, respectively As of December 31, 2024, the Company had cash of $1,070,097, marketable securities of $11,261,006, and working capital of $11,869,914. There can be no assurance that the Company will continue to generate income in the future or that the income will be significant.

If the Company is unable to attract new customers to its infrastructure and disaster recovery/cloud subscription services on a cost-effective basis, its revenue and operating results would be adversely affected.

The Company generates the majority of its revenue from the sale of subscriptions to its infrastructure and disaster recovery/cloud solutions as well as contracted managed services and software and hardware renewals. In order to grow, the Company must continue to reach the many businesses in need of its unique services, many of whom may have not previously used infrastructure as a service and cloud disaster recovery backup solutions. The Company uses and periodically adjusts a diverse mix of advertising and marketing programs to promote its solutions. Significant increases in the pricing of one or more of the Company's advertising channels would increase its advertising costs or cause it to choose less expensive and perhaps fewer effective channels. As the Company adds to or changes the mix of its advertising and marketing strategies, it may expand into channels with significantly higher costs than its current programs, which could adversely affect its operating results. The Company may incur advertising and marketing expenses significantly in advance of the time it anticipates recognizing any revenue generated by such expenses, and it may only at a later date, or never, experience an increase in revenue or brand awareness as a result of such expenditures. Additionally, because the Company recognizes revenue from customers over the terms of their subscriptions, a sizeable portion of its revenue for each quarter reflects deferred revenue from subscriptions entered into during previous quarters, and downturns or upturns in subscription sales or renewals may not be reflected in the Company's operating results until later periods. It has made in the past, and may make, in the future, significant investments to test new advertising, and there can be no assurance that any such investments will lead to the cost-effective acquisition of additional customers. If the Company is unable to maintain effective advertising programs, its ability to attract new customers could be adversely affected, its advertising and marketing expenses could increase substantially, and its operating results may suffer.

A portion of the Company's potential customers locate its website through search engines, such as Google, Bing, and Yahoo!. The Company's ability to maintain the number of visitors directed to its website is not entirely within its control. If search engine companies modify their search algorithms in a manner that reduces the prominence of the Company's listing, or if its competitors' search engine optimization efforts are more successful than the Company's, fewer potential customers may click through to its website. In addition, the cost of purchased listings has increased in the past and may increase in the future. A decrease in website traffic or an increase in search costs could adversely affect the Company's customer acquisition efforts and its operating results.

The Company expects to continue to acquire or invest in other companies, which may divert its management's attention, result in additional dilution to its stockholders, and consume resources that are necessary to sustain its business.

The Company expects to continue to acquire complementary solutions, services, technologies, or businesses in the future. The Company may also enter into relationships with other businesses to expand its portfolio of solutions or its ability to provide its solutions in foreign jurisdictions, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing, or investments in other companies. Negotiating these transactions can be time-consuming, difficult, and expensive, and its ability to complete these transactions may often be subject to conditions or approvals that are beyond its control. Consequently, these transactions, even if a definitive purchase agreement is executed and announced, may not close.

Acquisitions may also disrupt the Company's business, divert its resources, and require significant management attention that would otherwise be available for the development of its business. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized on a timely basis or at all or the Company may be exposed to known or unknown liabilities, including litigation against the companies that it may acquire. In connection with any such transaction, the Company may:

- issue additional equity securities that would dilute its stockholders;

- use cash that the Company may need in the future to operate its business;

- incur debt on terms unfavorable to the Company, that it may be unable to repay, or that may place burdensome restrictions on its operations;

- incur large charges or substantial liabilities; or

- become subject to adverse tax consequences or substantial depreciation, deferred compensation, or other acquisition-related accounting charges.

Any of these risks could harm the Company's business and operating results.

Integration of an acquired company's operations may present challenges.

The integration of an acquired company requires, among other things, coordination of administrative, sales and marketing, accounting and finance functions, and expansion of information and management systems. Integration may prove to be difficult due to the necessity of coordinating geographically separate organizations and integrating personnel with disparate business backgrounds and accustomed to different corporate cultures. The Company may not be able to retain key employees of an acquired company. Additionally, the process of integrating a new solution or service may require a disproportionate amount of time and attention of the Company's management and financial and other resources. Any difficulties or problems encountered in the integration of a new solution or service could have a material adverse effect on the Company's business.

The Company intends to continue to acquire businesses that it believes will help achieve its business objectives. As a result, the Company's operating costs will likely continue to grow. The integration of an acquired company may cost more than the Company anticipates, and it is possible that the Company will incur significant additional unforeseen costs in connection with such integration, which may negatively impact its earnings.

In addition, the Company may only be able to conduct limited due diligence on an acquired company's operations. Following an acquisition, the Company may be subject to liabilities arising from an acquired company's past or present operations, including liabilities related to data security, encryption and privacy of customer data, and these liabilities may be greater than the warranty and indemnity limitations that the Company negotiates. Any liability that is greater than these warranty and indemnity limitations could have a negative impact on the Company's financial condition.

Even if successfully integrated, there can be no assurance that the Company's operating performance after an acquisition will be successful or will fulfill management's objectives.

The Company may fail to maintain an effective system of internal controls, which may result in material misstatements of its consolidated financial statements or cause it to fail to meet its periodic reporting obligations.

As a public company, The Company is required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 requires an annual management assessment of the effectiveness of the Company's internal control over financial reporting. The rules governing the standards that must be met for management to assess the Company's internal control over financial reporting are complex and require significant documentation, testing, and possible remediation.

The Company can give no assurance that additional material weaknesses will not be identified in the future. The Company's failure to implement and maintain effective internal controls over financial reporting could result in errors in its consolidated financial statements that could result in a restatement of its financial statements and could cause it to fail to meet its reporting obligations, any of which could diminish investor confidence in the Company and cause a decline in the price of its common stock.

The Company is controlled by three principal stockholders who serve as its executive officers and directors.

As of March 27, 2025, through their aggregate voting power, Messrs. Piluso, Schwartz and Kempster control approximately 36% of the Company's outstanding common stock, giving them the ability to control a significant portion of the votes for the Company's directors and all other matters requiring the approval of its stockholders, including the election of all its directors and the approval of a reverse stock split.

To date, a substantial portion of the Company's revenues have come from a limited number of customers, making it dependent on those few customers.

Though the Company continues to expand its customer base, the Company remains dependent on a limited number of customers for a substantial portion of its revenues. For the year ended December 31, 2024, the Company had two customers that each, individually, accounted for 12% of revenue. For the year ended December 31, 2023, the Company had two customers that accounted for 12% and 10% of revenue. The loss of, or a significant reduction of business from, any of the Company's primary customers could have a material adverse effect on its business, financial condition, and results of operations unless it is able to replace such customers with other primary customers.

Risks Related to the Company's Industry

The market for cloud solutions is highly competitive, and if the Company does not compete effectively, its operating results will be harmed.

The market for the Company's services is highly competitive, quickly evolving and subject to rapid changes in technology. The Company expects to continue to face intense competition from its existing competitors as well as additional competition from new market entrants in the future as the market for its services continues to grow.

The Company competes with cloud backup and infrastructure providers and providers of traditional hardware-based systems and IBM Power Systems. Its current and potential competitors vary by size, service offerings, and geographic region. These competitors may elect to partner with each other or with focused companies to grow their businesses. They include:

- in-house IT departments of its customers and potential customers;

- traditional global infrastructure providers, including, but not limited to, large multi-national providers, such as IBM, Microsoft, Google, and Amazon Web Services (AWS);

- cloud and software service providers and digital systems integrators;

- regional managed services providers; and

- colocation solutions providers, such as Equinix, Rackspace and TierPoint.

Many of these competitors benefit from significant competitive advantages over the Company, given their desire to enter this niche marketplace, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. In addition, many of these competitors have established marketing relationships and major distribution agreements with computer manufacturers, internet service providers, and resellers, giving them access to larger customer bases. Some of these competitors may make acquisitions or enter strategic relationships to offer a more comprehensive service than the Company does. As a result, some of these competitors may be able to:

- develop superior products or services, gain greater market acceptance, and expand their service offerings more efficiently or more rapidly;

- adapt to new or emerging technologies and changes in customer requirements more quickly;

- bundle their offerings, including hosting services with other services they provide at reduced prices;

- streamline their operational structure, obtain better pricing, or secure more favorable contractual terms, allowing them to deliver services and products at a lower cost;

- take advantage of acquisition, joint ventures, and other opportunities more readily;

- adopt more aggressive pricing policies and devote greater resources to the promotion, marketing, and sales of their services, which could cause us to have to lower prices for certain services to remain competitive in the market; and

- devote greater resources to the research and development of their products and services.

In addition, demand for the Company's cloud solutions is sensitive to price. Many factors, including the Company's customer acquisition, advertising and technology costs, and its current and future competitors' pricing and marketing strategies, can significantly affect its pricing strategies. Certain of the Company's competitors offer, or may in the future offer, lower-priced or free solutions that compete with its solutions.

Additionally, consolidation activity through strategic mergers, acquisitions and joint ventures may result in new competitors that can offer a broader range of products and services that, may have a greater scale or a lower cost structure. To the extent such consolidation results in the ability of vertically integrated companies to offer more integrated services to customers than the Company can, customers may prefer the single-source approach and direct more business to such competitors, thereby impairing the Company's competitive position. Furthermore, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships, or strategic relationships. As the Company looks to market and sell its services to potential customers, the Company must convince its internal stakeholders that the Company's services are superior to their current solutions. If the Company is unable to anticipate or react to these competitive challenges, its competitive position would weaken, which could adversely affect its business, financial condition, and results of operations. These combinations may make it more difficult for the Company to compete effectively and its inability to compete effectively would negatively impact its operating results. In addition, there can be no assurance that the Company will not be forced to engage in price-cutting initiatives, or to increase its advertising and other expenses to attract and retain customers in response to competitive pressures, either of which could have a material adverse effect on the Company's revenue and operating results.

If a cyberattack was able to breach the Company's security protocols and disrupt its data protection platform and solutions, any such disruption could increase its expenses, damage its reputation, harm its business and adversely affect its stock price.

The Company has implemented various protocols and regularly monitors its systems via security software to reduce any security vulnerabilities. The Company also relies on third-party providers for several critical aspects of its infrastructure cloud and disaster recovery business continuity services, and consequently, it does not maintain direct control over the security or stability of those associated systems. Furthermore, the firmware, software, and/or open-source software that its data protection solutions may utilize could be susceptible to hacking or misuse. In the event of the discovery of a significant security vulnerability, the Company would incur additional substantial expenses and its business would be harmed.

The process of developing new technologies is complex and uncertain, and if the Company fails to accurately predict customers' changing needs and emerging technological trends or if the Company fails to achieve the benefits expected from its investments, its business could be harmed. The Company believes that it must continue to dedicate a significant amount of resources to its research and development efforts to maintain its competitive position and it must commit significant resources to develop new solutions before knowing whether its investments will result in solutions the market will accept. The Company's new solutions or solution enhancements could fail to attain sufficient market acceptance or harm its business for many reasons, including:

- delays in releasing its new solutions or enhancements to the market;

- failure to accurately predict market demand or customer demands;

- inability to protect against new types of attacks or techniques used by hackers;

- difficulties with software development, design, or marketing that could delay or prevent its development, introduction, or implementation of new solutions and enhancements;

- defects, errors or failures in its design or performance;

- negative publicity about its performance or effectiveness;

- introduction or anticipated introduction of competing solutions by its competitors;

- poor business conditions for its customers, causing them to delay information technology purchases;

- the perceived value of its solutions or enhancements relative to their cost; and

- easing of regulatory requirements around security or storage.

In addition, new technologies have the risk of defects that may not be discovered until after the product launches, resulting in adverse publicity, loss of revenue or harm to the Company's business and reputation.

Any significant disruption in service in the Company's computer systems, or caused by its third-party storage and system providers, could damage its reputation and result in a loss of customers, which would harm its business, financial condition, and operating results.

The Company's reputation, and ability to attract, retain and serve its customers is dependent upon the reliable performance of its network infrastructure and payment systems, and its customers' ability to readily access their stored files. The Company has experienced interruptions in these systems in the past, including server failures that temporarily slowed down its customers' ability to access their stored files, or made the Company's infrastructure inaccessible and it may experience interruptions or outages in the future.

In addition, while the Company both operates and maintains elements of network infrastructure, some elements of this complex system are operated by third parties that the Company does not control and that would require considerable time to replace. The Company expects this dependence on third parties to increase. In particular, the Company utilizes IBM and Intel to provide equipment and support. All of these third-party systems are located in data center facilities operated by third parties. While these data centers are of the highest level, Tier 3, there can be no assurance that they will not experience disruptions that will adversely impact the Company's ability to service its customers. The Company's data center agreements expire at various times between 2027 and 2029 with rights of extension. If the

Company were unable to renew these agreements on commercially reasonable terms, it may be required to transfer that portion of its computing and storage capacity to new data center facilities, and it may incur significant costs and possible service interruption in connection with doing so.

The Company also relies upon third-party colocation providers to host its main servers. If these providers are unable to handle current or higher volumes of use, experience any interruption in operations or cease operations for any reason or if the Company is unable to agree on satisfactory terms for continued hosting relationships, the Company would be forced to enter into a relationship with other service providers or assume hosting responsibilities itself. If the Company is forced to switch data center facilities, which in itself is a competitive industry, it may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers itself. The Company may also be limited in its remedies against these providers in the event of a failure of service.

Interruptions, outages and/or failures in the Company's own systems, the third-party systems and facilities on which we rely, or the use of its data center facilities, whether due to system failures, computer viruses, cybersecurity attacks, physical or electronic break-ins, damage or interruption from human error, power losses, natural disasters or terrorist attacks, hardware failures, systems failures, telecommunications failures or other factors, could affect the security or availability of infrastructure, prevent the Company from being able to continuously back up its customers' data or its customers from accessing their stored data, and may damage or delete its customers' stored files. If this were to occur, the Company's reputation could be compromised, and it could be subject to liability to the customers that were affected.

Any financial difficulties, such as bankruptcy, faced by the Company's third-party data center operators, its third-party colocation providers, or any of the service providers with whom the Company or they contract, may have negative effects on its business, the nature and extent of which are difficult to predict. Moreover, if its third-party data center providers or its third-party colocation providers are unable to keep up with the Company's growing capacity needs, this could have an adverse effect on the Company's business. Interruptions in the Company's services might reduce its revenue, cause it to issue credits or refunds to customers, subject it to potential liability, or harm its renewal rates. In addition, prolonged delays or unforeseen difficulties in connection with adding storage capacity or upgrading its network architecture when required may cause the Company's service quality to suffer. Problems with the reliability or security of the Company's systems could harm its reputation, and the cost of remedying these problems could negatively affect the Company's business, financial condition, and operating results.

Security vulnerabilities, data protection breaches and cyberattacks could disrupt the Company's data protection platform and solutions, and any such disruption could increase its expenses, damage its reputation, harm its business, and adversely affect its stock price.

The Company relies on third-party providers for several critical aspects of its infrastructure cloud and disaster recovery business continuity services, and consequently, it does not maintain direct control over the security or stability of the associated systems. Furthermore, the firmware, software and/or open-source software that its data protection solutions may utilize could be susceptible to hacking or misuse. In the event of the discovery of a significant security vulnerability, the Company would incur additional substantial expenses and its business would be harmed.

The Company's customers rely on its solutions for production, replication, and storage of digital copies of their files, including financial records, business information, photos, and other personally meaningful content. The Company also stores credit card information and other personal information about its customers. An actual or perceived breach of the Company's network security and systems or other cybersecurity related events that cause the loss or public disclosure of, or access by third parties to, its customers' stored files could have serious negative consequences for its business, including possible fines, penalties and damages, reduced demand for its solutions, an unwillingness of customers to provide the Company with their credit card or payment information, an unwillingness of its customers to use its solutions, harm to its reputation and brand, loss of its ability to accept and process customer credit card orders, and time-consuming and expensive litigation. If this occurs, the Company's business and operating results could be adversely affected. Third parties may be able to circumvent the Company's security by deploying viruses, worms, and other malicious software programs that are designed to attack or attempt to infiltrate its systems and networks and it may not immediately discover these attacks or attempted infiltrations. Further, outside parties may attempt to fraudulently induce the Company's employees, consultants, or affiliates to disclose sensitive information in order to gain access to its information or its customers' information. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often are not recognized until launched against a target, and may originate from less regulated or remote areas around the world. As a result, the Company may be unable to proactively address these techniques or to implement adequate preventative or reactionary measures. In addition, employee or consultant error, malfeasance, or other errors in the storage, use, or transmission of personal information could result in a breach of customer or employee privacy. The Company maintains insurance coverage to mitigate the potential financial impact of these risks; however, its insurance may not cover all such events or may be insufficient to compensate it for the potentially significant losses, including the potential damage to the future growth of its business, that may result from the breach of customer or employee privacy. If the Company or its third-party providers are unable to successfully prevent breaches of security relating to its solutions or customer private information, it could result in litigation and potential liability for the Company, cause damage to its brand and reputation, or otherwise harm its business and its stock price.

Many states have enacted laws requiring companies to notify consumers of data security breaches involving their personal data. In addition, the SEC now also requires disclosure of material data security breaches. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause the Company's customers to lose confidence in the effectiveness of its data security measures. Any security breach, whether successful or not, would harm the Company's reputation and could cause the loss of customers. Similarly, if a publicized breach of data security at any other cloud backup service provider or other major consumer website were to occur, there could be a general public loss of confidence in the use of the internet for cloud backup services or commercial transactions generally. Any of these events could have material adverse effects on the Company's business, financial condition, and operating results.

The Company's ability to provide services to its customers depends on its customers' continued high-speed access to the internet and the continued reliability of the internet infrastructure.

The Company's business depends on its customers' continued high-speed access to the internet, as well as the continued maintenance and development of the internet infrastructure. While the Company also provides broadband internet services, many of its clients depend on third-party internet service providers to expand high-speed internet access, to maintain a reliable network with the necessary speed, data capacity, and security, and to develop complementary solutions and services, including high-speed solutions, for providing reliable and timely internet access and services. All of these factors are out of the Company's control. To the extent that the internet continues to experience an increased number of users, frequency of use, or bandwidth requirements, the internet may become congested and be unable to support the demands placed on it, and its performance or reliability may decline. Any internet outages or delays could adversely affect the Company's ability to provide services to its customers.

Currently, internet access is provided by telecommunications companies and internet access service providers that have significant and increasing market power in the broadband and internet access marketplace. In the absence of government regulation, these providers could take measures that affect their customers' ability to use the Company's products and services, such as attempting to charge their customers more for using the Company's products and services. To the extent that internet service providers implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks, the Company could incur greater operating expenses and customer acquisition and retention could be negatively impacted. Furthermore, to the extent network operators were to create tiers of internet access service and either charge the Company for or prohibit the Company's services from being available to its customers through these tiers, its business could be negatively impacted. Some of these providers also offer products and services that directly compete with the Company's own offerings, which could potentially give them a competitive advantage.

If the Company is unable to retain its existing customers, its business, financial condition, and operating results would be adversely affected.

If the Company's efforts to satisfy its existing customers are not successful, it may not be able to retain them, and as a result, its revenue and ability to grow would be adversely affected. The Company may not be able to accurately predict future trends in customer renewals. Customers choose not to renew their subscriptions for many reasons, including if customer service issues are not satisfactorily resolved, a desire to reduce discretionary spending, or a perception that they do not use the service sufficiently, that the solution is a poor value, or that competitive services provide a better value or experience. If the Company's retention rate significantly decreases, it may need to increase the rate at which it adds new customers in order to maintain and grow its revenue, which may require it to incur significantly higher advertising and marketing expenses than it currently anticipates, or its revenue may decline. A significant decrease in the Company's retention rate would therefore have an adverse effect on its business, financial condition, and operating results. The Company's estimates of the number of employees it retains, and advertising costs are based to a large extent upon its subscription contracts, which may be terminated by customers typically upon 90 days' notice prior to the ending term of their contract for services.

A decline in demand for the Company's cyber security, disaster recovery, and/or infrastructure solutions, in general, would cause its revenue to decline.

The Company derives, and expects to continue to derive, a significant portion of its revenue from subscription services for business continuity, such as data protection solutions including its disaster recovery backup, replication, archive, and infrastructure as a service offering. Some of the potential factors that could affect interest in and demand for cloud solutions include:

● awareness of the Company's brand and the cloud solutions category generally;

● the appeal and reliability of the Company's solutions;

● the price, performance, features, and availability of competing solutions and services;

● public concern regarding privacy and data security;

● the Company's ability to maintain high levels of customer satisfaction; and

● the rate of growth in cloud solutions generally.

In addition, substantially all of the Company's revenue is currently derived from customers in the U.S. Consequently, a decrease of interest in and demand for the Company's solutions in the U.S. could have a disproportionately greater impact on it than if its geographic mix of revenue was less concentrated.

The Company primarily depends upon third-party distribution companies to generate new customers. The Company's relationships with its partners and distributors may be terminated or may not continue to be beneficial in generating new customers, which could adversely affect its ability to increase its customer base.

The Company maintains a network of distributors, which refer customers to it through links on their websites or promotion to their customers. The number of customers that the Company can add through these relationships is dependent on the marketing efforts of distributors, over which it has little control. If the Company is unable to maintain its relationships, or renew contracts on favorable terms, with existing partners and distributors or establish new contractual relationships with potential partners and distributors, it may experience delays and increased costs in adding customers, which could have a material adverse effect on the Company. The Company's distributors also provide services to other third parties and therefore may not devote their full time and attention to promoting the Company's products and services.

If the Company is unable to expand its base of business customers, its future growth and operating results could be adversely affected.

The Company has committed and continues to commit substantial resources to the expansion and increased marketing of its business solutions. If the Company is unable to market and sell its solutions to businesses with competitive pricing and in a cost-effective manner its ability to grow its revenue and achieve profitability may be harmed.

If the Company is unable to sustain market recognition of and loyalty to its brand, or if its reputation were to be harmed, it could lose customers or fail to increase the number of its customers, which could harm its business, financial condition, and operating results.

Given the Company's market focus, maintaining and enhancing its brand is critical to its success. The Company believes that the importance of brand recognition and loyalty will increase in light of the increasing competition in its markets. The Company plans to continue investing substantial resources to promote its brand, both domestically and internationally, but there is no guarantee that its brand development strategies will enhance the recognition of its brand. Some of the Company's existing and potential competitors have well-established brands with greater recognition than it has. If the Company's efforts to promote and maintain the Company's brand are not successful, the Company's operating results and its ability to attract and retain customers may be adversely affected. In addition, even if the Company's brand recognition and loyalty increase, it may not result in increased use of its solutions or higher revenue.

The Company's solutions, as well as those of its competitors, are regularly reviewed in computer and business publications. Negative reviews, or reviews in which the Company's competitors' solutions and services are rated more highly than its solutions, could negatively affect its brand and reputation. From time to time, the Company's customers express dissatisfaction with its solutions, including, among other things, dissatisfaction with its customer support, its billing policies, and the way its solutions operate. If the Company does not handle customer complaints effectively, its brand and reputation may suffer, it may lose its customers' confidence, and they may choose not to renew their subscriptions. In addition, many of the Company's customers participate in online blogs about computers and internet services, including the Company's solutions, and its success depends in part on its ability to generate positive customer feedback through such online channels where consumers seek and share information. If actions that the Company takes or changes that it makes to its solutions upset these customers, their blogging could negatively affect its brand and reputation. Complaints or negative publicity about the Company's solutions or billing practices could adversely impact its ability to attract and retain customers and its business, financial condition, and operating results.

The Company is subject to governmental regulation and other legal obligations related to privacy, and any actual or perceived failure to comply with such obligations would harm its business.

The Company receives, stores, and processes personal information and other customer data and maintains specific protocols and procedures to help safeguard the privacy of that personal information and customer data. Personal privacy has become a significant issue in the United States and in many other countries where the Company may offer its offering of solutions. The regulatory framework for privacy issues worldwide is currently complex and evolving, and it is likely to remain uncertain for the foreseeable future. There are numerous federal, state, local, and foreign laws regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other customer data, the scope of which are changing, subject to differing interpretations, and may be inconsistent among countries or conflict with other rules. The Company generally seeks to comply with industry standards and is subject to the terms of its privacy policies and privacy-related obligations to third parties. The Company strives to comply with all applicable laws, policies, legal obligations, and industry codes of conduct relating to privacy and data protection to the extent possible. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or the Company's practices. Any failure or perceived failure by the Company to comply with its privacy policies, its privacy-related obligations to customers or other third parties, its privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, may result in governmental enforcement actions, litigation, or public statements against the Company by consumer advocacy groups or others and could cause its customers to lose trust in the Company, which could have an adverse effect on the Company's reputation and business.

The Company's customers may also accidentally disclose their passwords or store them on a mobile device that is lost or stolen, creating the perception that its systems are not secure against third-party access. Additionally, if third parties that the Company works with, such as vendors or developers, violate applicable laws or its policies, such violations may also put its customers' information at risk and could in turn have an adverse effect on its business. Any significant change to applicable laws, regulations, or industry practices regarding the use or disclosure of the Company's customers' data, or regarding the manner in which the express or implied consent of customers for the use and disclosure of such data is obtained, could require it to modify its solutions and features, possibly in a material manner, and may limit its ability to develop new services and features that make use of the data that its customers voluntarily share with the Company.

The Company's solutions are used by customers in the health care industry, and it must comply with numerous federal and state laws related to patient privacy in connection with providing its solutions to these customers.

The Company's solutions are used by customers in the health care industry, and it must comply with numerous federal and state laws related to patient privacy in connection with providing its solutions to these customers. In particular, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), and the Health Information Technology for Economic and Clinical Health Act ("HITECH") include privacy standards that protect individual privacy by limiting the uses and disclosures of individually identifiable health information and implementing data security standards. Because the Company's solutions may backup individually identifiable health information for its customers, its customers are mandated by HIPAA to enter into written agreements with us known as business associate agreements that require the Company to safeguard individually identifiable health information. Business associate agreements typically include:

- a description of the Company's permitted uses of individually identifiable health information;

- a covenant not to disclose that information except as permitted under the agreement and to make the Company's subcontractors, if any, subject to the same restrictions;

- assurances that appropriate administrative, physical, and technical safeguards are in place to prevent misuse of that information;

- an obligation to report to the Company's customers any use or disclosure of that information other than as provided for in the agreement;

- a prohibition against the Company's use or disclosure of that information if a similar use or disclosure by its customers would violate the HIPAA standards;

- the ability of the Company's customers to terminate their subscription to its solution if the Company breaches a material term of the business associate agreement and are unable to cure the breach;

- the requirement to return or destroy all individually identifiable health information at the end of the customer's subscription; and

- access by the Department of Health and Human Services to the Company's internal practices, books, and records to validate that we are safeguarding individually identifiable health information.

The Company may not be able to adequately address the business risks created by HIPAA or HITECH implementation or comply with its obligations under its business associate agreements. Furthermore, the Company is unable to predict what changes to HIPAA, HITECH or other laws or regulations might be made in the future or how those changes could affect its business or the costs of compliance. Failure by the Company to comply with any of the federal and state standards regarding patient privacy may subject the Company to penalties, including civil monetary penalties and, in some circumstances, criminal penalties, which could have an adverse effect on its business, financial condition, and operating results.

Errors, failures, bugs in or unavailability of the Company's solutions released by it could result in negative publicity, damage to its brand, returns, loss of or delay in market acceptance of its solutions, loss of competitive position, or claims by customers or others.

The Company offers solutions that operate in a wide variety of environments, systems, applications, and configurations, that are often installed and used in large-scale computing environments with different operating systems, system management software, and equipment and networking configurations. The Company's customers' computing environments are often characterized by a wide variety of standard and non-standard configurations that can make pre-release testing for programming or compatibility errors very difficult and time-consuming. In addition, despite testing by the Company and others, errors, failures, or bugs may not be found in new solutions or releases until after distribution. In the past, when the Company has discovered any software errors, failures or bugs in certain of its solution offerings after their introduction or when new versions are released, it, in some cases, has experienced delayed or lost revenues as a result of these errors. In addition, the Company relies on hardware purchased or leased and software licensed from third parties to offer its solutions, and any defects in, or unavailability of, its third-party software or hardware could cause interruptions to the availability of its solutions.

Errors, failures, bugs in or unavailability of the Company's solutions released by it could result in negative publicity, damage to its brand, returns, loss of or delay in market acceptance of its solutions, loss of competitive position, or claims by customers or others. Many of the Company's end-user customers use its solutions in applications that are critical to their business and may have a greater sensitivity to defects in its solutions than to defects in other, less critical, software solutions. In addition, if an actual or perceived breach of information integrity or availability occurs in one of its end-user customer's systems, regardless of whether the breach is attributable to its solutions, the market perception of the effectiveness of its solutions could be harmed. Alleviating any of these problems could require significant expenditures of the Company's capital and other resources and could cause interruptions, delays, or cessation of its solution licensing, which could cause it to lose existing or potential customers and could adversely affect its operating results.

The Company faces many risks associated with its growth and plans to expand, which could harm its business, financial condition, and operating results.

The Company continues to experience sales growth in its business. This growth has placed, and may continue to place, significant demands on its management and its operational and financial infrastructure. As the Company's operations grow in size, scope, and complexity, it will need to improve and upgrade its systems and infrastructure to attract, service, and retain an increasing number of customers. The expansion of its systems and infrastructure will require the Company to commit substantial financial, operational, and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Any such additional capital investments will increase the Company's cost base. Continued growth could also strain the Company's ability to maintain reliable service levels for its customers, develop and improve its operational, financial, and management controls, enhance its reporting systems and procedures, and recruit, train, and retain highly skilled personnel. If the Company fails to achieve the necessary level of efficiency in its organization as it grows, its business, financial condition, and operating results could be harmed.

The Company has office locations in New York, Florida, Texas and the United Kingdom, and data centers in New York, Massachusetts, North Carolina, Texas, Canada and the United Kingdom. If the Company is unable to effectively manage a large and geographically dispersed group of employees and contractors or to anticipate its future growth and personnel needs, its business may be adversely affected. As the Company expands its business, it adds complexity to its organization and must expand and adapt its operational infrastructure and effectively coordinate throughout its organization. As a result, the Company has incurred and expects to continue to incur additional expenses related to its continued growth.

The Company also anticipates that its ongoing efforts to continue to expand internationally will entail the marketing and advertising of its services and brand and the development of localized websites. The Company does not have substantial experience in selling its solutions in international markets or in conforming to the local cultures, standards, or policies necessary to successfully compete in those markets, and it must invest significant resources in order to do so. The Company may not succeed in these efforts or achieve its customer acquisition or other goals. For some international markets, customer preferences and buying behaviors may be different, and the Company may use business or pricing models that are different from its traditional subscription model to provide cloud backup and related services to customers. The Company's revenue from new foreign markets may not exceed the costs of establishing, marketing, and maintaining its international solutions, and therefore may not be profitable on a sustained basis, if at all.

The Company's international expansion will subject it to risks typically encountered when operating internationally including economic and political instability, fluctuations in currency exchange rates, differing legal and regulatory environments, challenges in managing a geographically dispersed workforce, and cultural differences.

International operations are subject to numerous political and economic factors, including changes in foreign national priorities, foreign government budgets, global economic conditions, and fluctuations in foreign currency exchange rates, the possibility of trade sanctions and other government actions, regulatory requirements, significant competition, taxation, and other risks associated with doing business outside the United States. Competition for international sales is intense.

As a result of the Company's international expansion into Europe, it will be exposed to risks inherent in foreign operations. These risks, which can vary substantially by market, include:

1. higher costs and difficulties inherent in managing cross-border business operations and complying with different commercial and legal requirements of overseas markets;

2. political instability, corruption, and social and ethnic unrest;

3. changes in economic conditions (including wage and commodity inflation, consumer spending and unemployment levels);

4. the regulatory environment;

5. compliance with tax, trade, environmental and other foreign laws and regulations, including legal limitations on ownership in some foreign countries and inadequate or inconsistent enforcement of regulations;

6. actions by local regulatory bodies, including setting rates and tariffs that may be earned by or charged to our businesses;

7. adverse rulings by foreign courts or tribunals; challenges obtaining, maintaining and complying with permits or approvals; difficulty enforcing contractual and property rights; and differing legal standards;

8. cultural differences;

9. consumer preferences ;

10. changes in the laws and policies that govern foreign investment in countries where our business is operated;

11. crime, strikes, riots, civil disturbances, terrorist attacks, natural disasters and wars;

12. deterioration of political relations with the United States; and

13. Government appropriations of assets.

In addition, the Company may experience gains and losses resulting from fluctuations in foreign currency exchange rates. To date, the majority of the Company's revenues and costs are denominated in U.S. dollars; however, the majority of revenues and costs in its international operations [are/will be] denominated in foreign currencies. Where the Company's prices are denominated in U.S. dollars, its sales could be adversely affected by declines in foreign currencies relative to the U.S. dollar, thereby making its products and services more expensive in local currencies. The Company is also exposed to risks resulting from fluctuations in foreign currency exchange rates in connection with its international expansion. To the extent the Company pay contractors in foreign currencies, international expansions could cost more than anticipated as a result of declines in the U.S dollar relative to foreign currencies. In addition, fluctuating foreign currency exchange rates have a direct impact on how the Company's international results of operations translate into U.S. dollars, which may adversely affect reported earnings.

Even if the Company may decide in the future to undertake foreign exchange hedging transactions to reduce foreign currency transaction exposure, it does not currently intend to eliminate all foreign currency transaction exposure. Therefore, any weakness of the U.S. dollar may have a positive impact on the Company's consolidated results of operations because the currencies in the foreign countries in which it operates may translate into more U.S. dollars. However, if the U.S. dollar strengthens relative to the currencies of the foreign countries in which the Company operates its consolidated financial position and results of operations may be negatively impacted as amounts in foreign currencies will generally translate into fewer U.S. dollars. There can be no assurance as to the future effect of any such changes on our results of operations, financial condition or cash flows.

The Company's international business involves sales directly to international customers which are subject to U.S. and foreign laws and regulations, technology transfer restrictions, investments, taxation, repatriation of earnings, exchange controls, the Foreign Corrupt Practices Act and other anti-corruption laws and regulations, and the anti-boycott provisions of the U.S. Export Control Reform Act of 2018. While the Company has policies in place to comply with such laws and regulations, failure by the Company, its employees or others working on its behalf to comply with these laws and regulations could result in administrative, civil, or criminal liabilities, which could have a material adverse effect on the Company.

Additionally, international procurement and local country rules and regulations, contract laws and judicial systems differ from those in the U.S. and, in some cases, may be less predictable than those in the U.S., which could impair our ability to enforce contracts and increase the risk of adverse or unpredictable outcomes, including the possibility that certain matters that would be considered civil matters in the U.S. are treated as criminal matters in other countries.

We may not be able to adequately address these additional risks. If we were unable to do so, our operations might suffer, which may adversely impact our results of operations and financial condition.

The Company's software contains encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use. Any failure on the Company's part to comply with encryption or other applicable export control requirements could result in financial penalties or other sanctions under the U.S. export regulations, including restrictions on future export activities, which could harm its business and operating results. Regulatory restrictions could impair the Company's access to technologies that it seeks for improving its solutions and may also limit or reduce the demand for its solutions outside of the U.S.

The loss of the Company's key personnel, or its failure to attract, integrate, and retain other highly qualified personnel, could harm its business and growth prospects.

The Company depends on the continued service and performance of its key personnel. In addition, many of the Company's key technologies and systems are custom-made for its business by its personnel. The loss of key personnel, including key members of the Company's management team, as well as certain of its key marketing, sales, product development, or technology personnel, could disrupt its operations and have an adverse effect on its ability to grow its business. In addition, several of the Company's key personnel have only recently been employed by it, and the Company is still in the process of integrating these personnel into its operations. The Company's failure to successfully integrate these key employees into its business could adversely affect its business.

To execute the Company's growth plan, it must attract and retain highly qualified personnel. Competition for these employees is intense, and the Company may not be successful in attracting and retaining qualified personnel. The Company, from time to time in the past, experienced, and expects to continue to experience, difficulty in hiring and retaining highly-skilled employees with appropriate qualifications. New hires require significant training and, in most cases, take significant time before they achieve full productivity. The Company's recent hires and planned hires may not become as productive as it expects, and it may be unable to hire or retain sufficient numbers of qualified individuals. Many of the companies with which it competes for experienced personnel have greater resources than it has. In addition, in making employment decisions, particularly in the internet and high-technology industries, job candidates often consider the value of the equity that they are to receive in connection with their employment. In addition, employees may be more likely to voluntarily exit the Company if the shares underlying their vested and unvested options, as well as unvested restricted stock units, have significantly depreciated in value resulting in the options they are holding potentially being significantly above the market price of the Company's common stock and the value of the restricted stock units decreasing. If the Company fails to attract new personnel, or fails to retain and motivate its current personnel, its business and growth prospects could be severely harmed.

Declining general economic or business conditions and changes to trade policy, including tariff and customs regulations, may have a negative impact on the Company's business.

Continuing concerns over U.S. health care reform legislation and energy costs, geopolitical issues, including those in Eastern Europe, the availability and cost of credit and government stimulus programs in the United States and other countries have contributed to increased volatility and diminished expectations for the global economy. These factors, combined with low business and consumer confidence and high unemployment, precipitated an economic slowdown and recession and stagnant economy for more than a decade. Additionally, political changes in the U.S. and elsewhere in the world have created a level of uncertainty in the markets. If the economic climate does not improve or deteriorate, our business, as well as the financial condition of our suppliers and our third-party payors, could be adversely affected, resulting in a negative impact on our business, financial condition and results of operations.

Changes in U.S. or international social, political, regulatory and economic conditions or in laws and policies governing trade, manufacturing, development and investment in the countries where the Company currently conduct its business could adversely affect its business, reputation, financial condition and results of operations. Changes or proposed changes in U.S. or other countries' trade policies may result in restrictions and economic disincentives on international trade. The U.S. government has recently imposed, or is currently considering imposing, tariffs on certain trade partners. Tariffs, economic sanctions and other changes in U.S. trade policy have in the past and could in the future trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. Further, any emerging protectionist or nationalist trends (whether regulatory- or consumer-driven) either in the United States or in other countries could affect the trade environment. Our business, like many other corporations, would be impacted by changes to the trade policies of the United States and foreign countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). Such changes have the potential to adversely impact the U.S. economy or certain sectors thereof, the global economy, and the Company's industry, and as a result, could have a material adverse effect on its business, financial condition and results of operations.

In addition, the global macroeconomic environment could be negatively affected by, among other things, COVID-19 or other pandemics or epidemics, instability in global economic markets, instability in the global credit markets, supply chain weaknesses, instability in the geopolitical environment as a result of the withdrawal of the United Kingdom from the European Union, the Russian invasion of Ukraine, the war in the Middle East and other political tensions, and foreign governmental debt concerns. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets.

Risks Related to Intellectual Property

Assertions by a third party that the Company's solutions infringe its intellectual property, whether or not correct, could subject the Company to costly and time-consuming litigation or expensive licenses.

There is frequent litigation in the software and technology industries based on allegations of infringement or other violations of intellectual property rights. Any such claims or litigation may be time-consuming and costly, divert management resources, require the Company to change its services, require it to credit or refund subscription fees, or have other adverse effects on its business. Many companies are devoting significant resources to obtaining patents that could affect many aspects of the Company's business. Third parties may claim that the Company's technologies or solutions infringe or otherwise violate their patents or other intellectual property rights.

If the Company is forced to defend itself against intellectual property infringement claims, whether they have merit or are determined in its favor, it may face costly litigation, diversion of technical and management personnel, limitations on its ability to use its current websites and technologies, and an inability to market or provide its solutions. As a result of any such claim, the Company may have to develop or acquire non-infringing technologies, pay damages, enter into royalty or licensing agreements, cease providing certain services, adjust its marketing and advertising activities, or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to the Company, or at all.

Furthermore, the Company has licensed proprietary technologies from third parties that it uses in its technologies and business, and it cannot be certain that the owners' rights in their technologies will not be challenged, invalidated, or circumvented. In addition to the general risks described above associated with intellectual property and other proprietary rights, the Company is subject to the additional risk that the seller of such technologies may not have appropriately created, maintained, or enforced their rights in such technology.

The Company relies on third-party software to develop and provide its solutions, including server software and licenses from third parties to use patented intellectual property.

The Company relies on software licensed from third parties to develop and offer its solutions. In addition, the Company may need to obtain future licenses from third parties to use intellectual property associated with the development of its solutions, which might not be available to the Company on acceptable terms, or at all. Any loss of the right to use any software required for the development and maintenance of the Company's solutions could result in delays in the provision of its solutions until equivalent technology is either developed by the Company, or, if available from others, is identified, obtained, and integrated, which delay could harm its business. Any errors or defects in third-party software could result in errors or a failure of its solutions, which could harm its business.

If the Company is unable to protect its domain names, its reputation, brand, customer base, and revenue, as well as its business and operating results, it could be adversely affected.

The Company has registered domain names for websites ("URLs") that it uses in its business, such as www.datastoragecorp.com. If the Company is unable to maintain its rights in these domain names, its competitors or other third parties could capitalize on the Company's brand recognition by using these domain names for their own benefit. In addition, although the Company owns the Company's domain name under various global top-level domains such as .com and .net, as well as under various country-specific domains, it might not be able to, or may choose not to, acquire or maintain other country-specific versions of the Company's domain name or other potentially similar URLs. Domain names similar to the Company have already been registered in the U.S. and elsewhere, and its competitors or other third parties could capitalize on its brand recognition by using domain names similar to the Company's. The regulation of domain names in the U.S. and elsewhere is generally conducted by internet regulatory bodies and is subject to change. If the Company loses the ability to use a domain name in a particular country, it may be forced to either incur significant additional expenses to market its solutions within that country, including the development of a new brand and the creation of new promotional materials, or elect not to sell its solutions in that country. Either result could substantially harm its business and operating results. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, the Company may not be able to acquire or maintain the domain names that utilize the Company's name in all of the countries in which it currently conducts or intends to conduct business. Further, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights varies among jurisdictions and is unclear in some jurisdictions. The Company may be unable to prevent third parties from acquiring and using domain names that infringe, are similar to, or otherwise decrease the value of, its brand or its trademarks. Protecting and enforcing the Company's rights in its domain names and determining the rights of others may require litigation, which could result in substantial costs, divert management attention, and not be decided favorably to the Company.

Risks Related to the Company's Common Stock and Securities

The Company's stock price has fluctuated in the past and may be volatile in the future, and as a result, investors in its common stock could incur substantial losses.

The Company's stock price has fluctuated in the past, has recently been volatile, and may be volatile in the future. By way of example, on March 28, 2024, the reported low sale price of the Company's common stock was $5.52, and the reported high sales price was $7.02. For comparison purposes, on May 29, 2024, the last closing price of the Company's common stock was $7.81 while the last closing price on September 6, 2024, was $3.32. The Company may incur rapid and substantial decreases in its stock price in the foreseeable future that are unrelated to its operating performance or prospects. The stock market has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience losses on their investment in the Company's common stock. The market price for the Company's common stock may be influenced by many factors, including the following:

- investor reaction to the Company's business strategy;

- the success of competitive products or technologies;

- regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to the Company's products;

- variations in the Company's financial results or those of companies that are perceived to be similar to the Company;

- the Company's ability or inability to raise additional capital and the terms on which it raises it;

- declines in the market prices of stocks generally;

- the Company's public disclosure of the terms of any financing which it consummates in the future;

- an announcement that the Company has effected a reverse split of the Company's common stock and treasury stock;

- the Company's failure to be profitable;

- the Company's failure to raise working capital;

- any acquisitions we may consummate;

- announcements by the Company or its competitors of significant contracts, new services, acquisitions, commercial relationships, joint ventures or capital commitments;

- cancellation of key contracts;

- the Company's failure to meet financial forecasts it publicly discloses;

- trading volume of the Company's common stock;

- sales of the Company's common stock by it or its stockholders;

- general economic, industry and market conditions; and

- other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the COVID-19 pandemic, and natural disasters such as hurricanes, floods, fires, earthquakes, tornadoes or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt the Company's operations, disrupt the operations of its suppliers or result in political or economic instability.

These broad market and industry factors may seriously harm the market price of the Company's common stock, regardless of its operating performance. Since the stock price of its common stock has fluctuated in the past, has been volatile recently and may be volatile in the future, investors in its common stock could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against the Company, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect its business, financial condition, results of operations and growth prospects. There can be no guarantee that the Company's stock price will remain at current prices or that future sales of its common stock will not be at prices lower than those sold to investors.

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due to short sellers of shares of common stock, known as a "short squeeze." These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks has abated. While the Company has no reason to believe its shares would be the target of a short squeeze, there can be no assurance that it won't be in the future, and investors may lose a significant portion or all of their investment if they purchase the Company's shares at a rate that is significantly disconnected from its underlying value.

The Company cannot be assured that it will be able to maintain its listing on the Nasdaq Capital Market.

The Company's securities are listed on The Nasdaq Capital Market, a national securities exchange. The Company cannot be assured that it will continue to comply with the rules, regulations or requirements governing the listing of its common stock on The Nasdaq Capital Market or that its securities will continue to be listed on Nasdaq Capital Market in the future. If Nasdaq should determine at any time that the Company failed to meet Nasdaq requirements, it may be subject to a delisting action by Nasdaq.

On January 18, 2024, Nasdaq notified the Company that due to the passing of Mr. Hoffman, a member of the Company's Board of Directors and member of the Audit Committee, the Company was no longer compliant with Nasdaq's audit committee requirements as set forth in Rule 5605(c)(2)(A) of the Nasdaq listing standards.

On April 2, 2024, the Company received a letter (the "Notification Letter") from Nasdaq stating that, based on the information regarding the appointment of Nancy M. Stallone, CPA to the Company's Board of Directors and Audit Committee, Nasdaq has determined that the Company complies with the Audit Committee requirement for continued listing on The Nasdaq Capital Market set forth in Listing Rules 5605(c)(2), which requires that the Company maintain an audit committee of at least three members, each of whom must meet specified criteria, including certain independence criteria. Accordingly, the Nasdaq staff has determined that the Company has regained compliance with Nasdaq Listing Rule 5605(c)(2) and has indicated that the matter is now closed.

If Nasdaq delists the Company's securities from trading on its exchange at some future date, the Company could face significant material adverse consequences, including:

● a limited availability of market quotations for its securities;

● reduced liquidity with respect to its securities;

● a determination that the Company's common stock is a "penny stock" which will require brokers trading in the Company's common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the Company's common stock;

● a limited amount of news and analyst coverage for the Company; and

● a decreased ability to issue additional securities or obtain additional financing in the future.

Upon exercising the Company's outstanding options or warrants, it will be obligated to issue a substantial number of additional shares of common stock which will dilute its present shareholders.

The Company is obligated to issue additional shares of its common stock in connection with any exercise or conversion, as applicable, of its outstanding options, warrants, and shares of its convertible preferred stock. As of December 31, 2024, there were options and warrants outstanding convertible into an aggregate of 3,174,162 shares of common stock. The exercise of warrants or options will cause the Company to issue additional shares of its common stock and will dilute the percentage ownership of its shareholders. In addition, the Company has in the past, and may in the future, exchange outstanding securities for other securities on terms that are dilutive to the securities held by other shareholders not participating in such an exchange.

Offers or availability for sale of a substantial number of shares of the Company's common stock may cause the price of its common stock to decline.

Sales of large blocks of the Company's common stock could depress the price of its common stock. The existence of these shares and shares of common stock that may be issuable upon conversion or exercise, as applicable, of outstanding shares of convertible preferred stock, warrants and options create a circumstance commonly referred to as an "overhang" which can act as a depressant to the Company's common stock price. The existence of an overhang, whether or not sales have occurred or are occurring, also could make the Company's ability to raise additional financing through the sale of equity or equity-linked securities more difficult in the future at a time and price that the Company deems reasonable or appropriate. If the Company's existing shareholders and investors seek to convert or exercise such securities or sell a substantial number of shares of its common stock, such selling efforts may cause significant declines in the market price of its common stock. In addition, the shares of the Company's common stock included in the Units and underlying warrants sold in the offering will be freely tradable without restriction or further registration under the Securities Act. As a result, a substantial number of shares of the Company's common stock may be sold in the public market following this offering. If there are significantly more shares of common stock offered for sale than buyers are willing to purchase, then the market price of the Company's common stock may decline to a market price at which buyers are willing to purchase the offered common stock and sellers remain willing to sell its common stock.

The Company does not expect to declare any common stock cash dividends in the foreseeable future.

The Company does not anticipate declaring any cash dividends to holders of its common stock in the foreseeable future. Consequently, common stockholders may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Because the Company may issue preferred stock without the approval of its shareholders and have other anti-takeover defenses, it may be more difficult for a third party to acquire the Company and could depress its stock price.

In general, the Company's Board may issue, without a vote of its shareholders, one or more additional series of preferred stock that has more than one vote per share. Without these restrictions, the Company's Board could issue preferred stock to investors who support it and its management and give effective control of its business to its management. Additionally, the issuance of preferred stock could block an acquisition resulting in both a drop in the Company's stock price and a decline in interest of its common stock. This could make it more difficult for shareholders to sell their common stock. This could also cause the market price of the Company's common stock shares to drop significantly, even if its business is performing well.

Provisions of Nevada law could delay or prevent an acquisition of DSC, even if the acquisition would be beneficial to its stockholders and could make it more difficult for stockholders to change DSC's management.

DSC is subject to anti-takeover provisions under Nevada law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for the Company's securities. These provisions include: limitations on the ability to engage in any "combination" with an "interested stockholder" (each, as defined in the Nevada Revised Statutes ("NRS")) for two years from the date the person first becomes an "interested stockholder"; being subject to Sections 78.378 to 78.3793 of the NRS and allowing an "acquiring person" to obtain voting rights in "control shares" without shareholder approval; the ability of the Board to issue shares of currently undesignated and unissued preferred stock without prior stockholder approval; limitations on the ability of stockholders to call special meetings; and the ability of the Board to amend its amended Bylaws without stockholder approval.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 1C. CYBERSECURITY

The Company maintains a cyber risk management program designed to identify, assess, manage, mitigate, and respond to cybersecurity threats.

The Company's cyber risk management program's underlying processes and controls incorporate recognized best practices and standards for cybersecurity and information technology. We conduct annual risk assessments to identify risks related to company assets and business processes, assess the risk's likelihood and potential consequences to the organization, and document any mitigating controls that are in place. Risks that are either highly likely to occur or whose impact on the organization is high are addressed through risk treatment, including risk acceptance, mitigation, transfer, or avoidance. The Company documents risk treatments and corresponding action items and tracks progress quarterly through an information security steering committee.

The Company maintains a comprehensive set of policies, standards, processes, and other documentation per the ISO 27001:2013 standard's requirements, the most widely industry-accepted standard for managing organizational information and data security risks, for implementing an Information Security Management System (ISMS). Documentation addresses overall information security, access management, asset management, encryption, data retention and disposal, vulnerability management, and more. Together, these documents form the foundation of the Company's ISMS and ensure organizational assets and processes for information security are managed, governed, and are operating effectively.

The Company's management team oversees and administers its risk management program and informs senior management, the Cyber Security & Risk Committee of the Company's Board of Directors (the "Board" or the "Board of Directors"), and other relevant stakeholders regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents. The Cyber Security & Risk Committee of the Board of Directors consists of Matthew Grover and Uwayne A. Mitchell. The Company's ISMS Steering Committee also oversees risks from cybersecurity threats. In addition, the Company also contracts with a third-party consultant to ensure the ISMS and information security controls comply with applicable standards and requirements.

The Company's management team possesses extensive experience in selecting, deploying, and overseeing cybersecurity technologies, initiatives, and processes, and relies on threat intelligence and other information obtained from governmental, public, and private sources to guide its approach. Matthew Grover brings over 15 years of experience in enterprise IT governance and has held senior leadership positions overseeing global information security operations. Uwayne A. Mitchell holds certifications such as CISSP and CISM and has a background in regulatory compliance and incident response within highly regulated industries. The ISMS Steering Committee includes members with technical and strategic expertise in cybersecurity risk assessment, data protection, and ISO/IEC 27001 implementation, providing the Company with robust oversight capabilities.

The ISMS Steering Committee is specifically responsible for reviewing the adequacy of the Company's information security controls. The committee, including member(s) of management assigned with cybersecurity oversight responsibility and/or third-party consultants providing cyber risk services, reviews vulnerabilities identified through the risk management process, the effectiveness of the Company's cyber risk management program, and the emerging threat landscape and new cyber risks on a quarterly basis. This includes updates on the Company's processes to prevent, detect, and mitigate cybersecurity incidents. In addition, cybersecurity risks are reviewed by the Cyber Security and Risk Committee at least annually as part of the Company's corporate risk oversight processes. The Company also undergoes annual internal and external ISO 27001:2013 audits to proactively identify nonconformity issues within the ISMS and demonstrate ongoing compliance with the standard.

As part of its review of the adequacy of the Company's system of internal controls over financial reporting and disclosure controls and procedures, the Cyber Security & Risk Committee of the Board of Directors, comprised of independent directors, is specifically responsible for reviewing the adequacy of the Company's computerized information system controls and security related thereof, the Company's cybersecurity threat landscape, risks and the Company's management and mitigation of cybersecurity risks and potential breach incidents.

The Company faces risks from cybersecurity threats that could adversely affect its business, financial condition, results of operations, cash flows, or reputation. The Company acknowledges that the risk of cyber incidents is prevalent in the current threat landscape and that a future cyber incident may occur in the normal course of its business. To date, the Company has not experienced a cybersecurity incident. The Company proactively seeks to detect and investigate unauthorized attempts and attacks against its IT assets, data, and services and to prevent their occurrence and recurrence where practicable through changes or updates to internal processes and tools and changes or updates to service delivery; however, potential vulnerabilities to known or unknown threats will remain. Further, there is increasing regulation regarding responses to cybersecurity incidents, including reporting to regulators, investors, and additional stakeholders, which could subject the Company to additional liability and reputational harm. See Item 1A. "Risk Factors" for more information on cybersecurity risks.

ITEM 2. PROPERTIES

The Company currently maintains two leases for office space located in Melville, NY, and one lease for office space in Austin, TX.

On July 31, 2021, the Company signed a three-year lease for approximately 2,880 square feet of office space at 980 North Federal Highway, Boca Raton, FL. The commencement date of the lease was August 2, 2021. The monthly rent is approximately $4,965. The lease has since expired.

On January 1, 2022, the Company entered into a lease agreement for office space with WeWork in Austin, TX. On September 3, 2024, the Company amended this agreement and is on an eight month lease agreement with payments of a $1,056 per month.

On January 17, 2024, the Company entered into a lease agreement for office space in Melville, NY. The lease commenced on April 1, 2024, and has a term of sixty-seven months. The lease requires monthly payments of $11,931 and expires on October 30, 2029.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. The Company is not presently a party to any legal proceedings that, if determined adversely to it, would individually or taken together have a material adverse effect on its business, operating results, financial condition, or cash flows. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's common stock trades on The Nasdaq Capital Market under the symbol "DTST."

Holders of the Company's Common Stock

As of March 27, 2025, we had 31 shareholders of record of the Company's common stock, one of which was Cede & Co., a nominee for Depository Trust Company ("DTC"). All the shares of the Company's common stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC and are therefore considered to be held or recorded by Cede & Co. as one stockholder.

Dividend Policy

The Company has not declared or paid dividends on common stock since its formation and does not anticipate paying dividends in the foreseeable future. The declaration or payment of dividends, if any, in the future, will be at the discretion of DSC's Board of Directors and will depend on the then- current financial condition, results of operations, capital requirements and other factors deemed relevant by the Board. Each share of Series A Preferred Stock entitles its holder to receive cash dividends at a rate of ten percent (10%) per annum on the original issue price, compounding annually, in preference to holders of common stock. Preferred dividends are accrued quarterly. No shares of Series A Preferred Stock are outstanding, and no dividends have been paid to date since May 2021 when all of the then outstanding shares of Series A Preferred Stock were converted into shares of the Company's common stock.

Recent Sales of Unregistered Securities

The Company did not sell any equity securities during the three months ended, or the fiscal year ended, December 31, 2024, that were not registered under the Securities Act, other than as previously disclosed in its filings with the Securities and Exchange Commission (the "SEC").

Issuer Purchases of Equity Securities

There were no issuer purchases of equity securities during the year ended, December 31, 2024.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table contains information about the Company's equity compensation plans as of December 31, 2024:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options and warrants (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders			
2010 Plan	129,152	$ 3.41	—
2021 Plan	466,195	$ 2.25	479,653
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	595,347	$ 2.48	479,653

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our plan of operation and results of operations should be read in conjunction with the consolidated financial statements and related notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among others, those listed under "Forward-Looking Statements" and "Risk Factors" and those included elsewhere in this report.

COMPANY OVERVIEW SUMMARY

DSC is a leading provider of enterprise cloud and business continuity solutions, specializing in fully managed cloud hosting, disaster recovery, cybersecurity, and IT automation services. DSC leverages its expertise through its three subsidiaries: CloudFirst Technologies, CloudFirst Europe and Nexxis. Through its CloudFirst platform – built on IBM Power Systems infrastructure – DSC delivers high-performance cloud solutions tailored for IBM i and AIX workloads This niche focus on IBM Power environments distinguishes CloudFirst in the market: none of the major public cloud providers (AWS, Microsoft Azure, or Google Cloud) natively support IBM i/AIX workload, giving DSC a distinct competitive edge in serving clients with these mission-critical systems. The Company leverages long-term subscription contracts for its cloud and disaster-recovery services, yielding a highly recurring revenue base and strong customer retention (historically over 90% annual subscription renewal rates) DSC's client base exceeds 425 organizations across diverse sectors – including government, healthcare, education, manufacturing, and Fortune 500 enterprises – reflecting broad market demand for its multi-cloud hosting and business continuity solutions. In recent years, DSC has undertaken strategic expansions (organically and via acquisitions) to reinforce its position as an emerging growth leader in the multi-billion-dollar cloud hosting and business continuity market. Notably, the integration of Flagship (acquired 2021) into CloudFirst was completed in January 2024, unlocking operational synergies and enabling cross-selling of the full CloudFirst suite to Flagship's established customer base. This integration, combined with enhanced distribution and marketing capabilities post-2021 Nasdaq uplisting, has bolstered DSC's growth trajectory and technical expertise.

Recent Developments

On July 18, 2024, the Company entered into an Equity Distribution Agreement (the "Agreement"), with Maxim Group LLC ("Maxim"), pursuant to which it may offer and sell, from time to time, through Maxim, as sales agent or principal, shares of the Company's common stock. Subject to the terms and conditions of the Agreement, Maxim will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of the Nasdaq Capital Market to sell shares from time to time based upon the Company's instructions, including any price, time or size limits specified by us. Under the Agreement, Maxim may sell shares by any method deemed to be an "at the market" offering as defined in Rule 415 under the Securities Act of 1933, as amended, or any other method permitted by law, including in privately negotiated transactions. Maxim's obligations to sell shares under the Agreement are subject to satisfaction of certain conditions, including customary closing conditions for transactions of this nature. The Company will pay Maxim a commission of 2.5% of the aggregate gross proceeds from each sale of shares and have agreed to provide Maxim with customary indemnification and contribution rights. The Company also agreed to reimburse Maxim for certain specified expenses of up to $50,000. Sales of shares of common stock under the Agreement will be made pursuant to the Company's registration statement on Form S-3 (File No. 333-280881) (the "Registration Statement") and a related prospectus supplement (the "ATM Prospectus"), both of which were filed with the SEC on July 18, 2024. The ATM Prospectus relates to the offering of up to $10,600,000 shares of the Company's common stock. The issuance and sale, if any, of common stock under the Agreement is subject to the Company maintaining an effective registration statement. The Registration Statement was declared effective on July 26, 2024.

RESULTS OF OPERATIONS

Year ended December 31, 2024, as compared to December 31, 2023

Revenue

Revenue for the year ended December 31, 2024, increased by approximately 2% to $25,371,303 as compared to sales for the year ended December 31, 2023, of $24,959,576. The Company derives its sales from four types of services that it provides: infrastructure & disaster recovery/cloud services which is the largest source of its sales, followed by managed services, equipment and software sales, and Nexxis VoIP and internet access services. The cloud infrastructure & disaster recovery/cloud services are subscription-based. The Company also provides equipment and software and actively participates in collaboration with IBM to provide innovative business solutions to clients. The professional services are providing the client cloud infrastructure and or disaster recovery implementation services as well as time and materials billing. Substantially all of the Company's sales were to customers in the United States, with 2% of its sales to international customers. During the year ended December 31, 2024, the Company derived approximately 31% of revenue from equipment and software sales, 51% of revenue from infrastructure & disaster recovery/cloud services, 12% of revenue from managed services, 5% of revenue from Nexxis VoIP services. During the year ended December 31, 2023, the Company derived approximately 41% of our revenue from equipment and software sales, 40% of its revenue from infrastructure & disaster recovery/cloud services, 13% of revenue from managed services, and 4% of revenue from Nexxis VoIP services.

The following chart details the changes in the Company's sales for the years ended December 31, 2024, and 2023, respectively.

	For the Year Ended December 31,		$ Change	% Change
	2024	2023		
Cloud Infrastructure & Disaster Recovery	$ 12,898,192	$ 10,154,930	$ 2,743,262	27%
Equipment and Software	7,962,998	10,344,976	(2,381,978)	(23)%
Managed Services	3,155,359	3,293,034	(137,675)	(4)%
Nexxis VoIP Services	1,146,174	1,012,193	133,981	13%
Other	208,580	154,443	54,137	35%
Total Revenue	$ 25,371,303	$ 24,959,576	$ 411,727	2%

Expenses

Cost of sales. For the year ended December 31, 2024, cost of sales was $14,267,936, a decrease of $1,115,315, or 7%, compared to $15,383,251 for the year ended December 31, 2023. The decrease of $1,115,315 was mostly related to the decrease in one-time equipment and managed services related cost of sales.

Selling, general and administrative expenses. For the year ended December 31, 2024, selling, general and administrative expenses were $11,023,476, an increase of $1,278,740, or 13%, as compared to $9,744,736 for the year ended December 31, 2023. The increase is reflected in the chart below.

Selling, general and administrative expenses	For the Year Ended December 31,		$ Change	% Change
	2024	2023		
Salaries and Director Fees	$ 4,790,489	$ 4,529,833	$ 260,656	6%
Stock Based Compensation	794,687	506,205	288,482	57 %
Professional Fees	1,591,181	1,143,700	447,481	39%
Software as a Service Expense	235,379	182,765	52,614	29%
Advertising Expenses	749,257	815,674	(66,417)	(8)%
Commissions Expense	1,323,818	1,420,492	(96,674)	(7)%
Amortization and Depreciation Expense	285,381	293,166	(7,785)	(3)%
Travel and Entertainment Expense	404,811	202,051	202,760	100%
Rent and Occupancy Expense	242,747	225,466	17,281	8%
Insurance Expense	128,746	119,472	9,274	8%
All Other Expenses	476,980	305,912	171,068	56%
Total Expenses	$11,023,476	$ 9,744,736	$ 1,278,740	13%

Salaries and Director Fees. Salaries and director fees increased as a result of an increase in headcount, an increase in the number of Board Members and an increase due to annual employee performance reviews.

Stock Based Compensation. Stock Based Compensation increased primarily due to an increase in the number of RSU's granted and higher fair value per share for both RSU's and stock options.

Professional Fees. Professional fees increased primarily due to business development consulting fees, an increase in legal and accounting fees related to the filing of certain registration statements, and an increase in recruiting fees.

Software as a Service Expense (SaaS). SaaS increased due to new projects for improvement initiatives for one of the Company's customer relationship management systems.

Advertising Expenses. Advertising expense decreased due to the Company's strategy to offset stadium expense by re-selling the suite for certain events.

Commissions Expense. Commissions expense decreased due to lower one-time equipment sales.

Travel and Entertainment. Travel and entertainment expenses increased due to international expansion efforts in addition to travel related to domestic customer expansion efforts.

All Other Expenses. All other expenses increased primarily due to the Company receiving communications from the New York State Department of Taxation and Finance regarding sales and use tax matters. On July 31, 2024, the Company received additional correspondence and entered into discussions with the agency concerning an audit of its sales and use tax filings. On February 4, 2025, the Company received a Statement of Proposed Audit Change from the Department, proposing a total liability of $219,352. The proposed liability related to the audit period from December 1, 2018 through May 31, 2023, and included $142,021 in tax and $77,331 in interest, with no penalties assessed. As of September 30, 2024, the Company recorded an initial accrual of $89,000 based on the information available at the time. Upon receipt of the proposed assessment and completion of its evaluation, the Company recorded the remaining liability of $53,021 in other expenses and $77,331 in interest expense as of December 31, 2024, bringing the total accrual to $219,352. The Company subsequently paid the full amount to the New York State Department of Taxation and Finance in February 2025.

Income before provision for income taxes. Income before provision for income taxes for the years ended December 31, 2024, and 2023 was $552,103, and $299,316 respectively, primarily attributable to the items discussed above.

LIQUIDITY AND CAPITAL RESOURCES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") applicable for a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.

To the extent the Company is successful in growing its business, identifying potential acquisition targets, and negotiating the terms of such acquisitions, and where the purchase price may include a cash component, the Company expects to use its working capital and the proceeds of any financing to finance such acquisition costs.

The Company's conclusion concerning its liquidity is based on current information. If this information proves to be inaccurate, or if circumstances change, the Company may not be able to meet its liquidity needs, which will require a renegotiation of related party capital equipment leases, a reduction in advertising and marketing programs, and/or a reduction in salaries for officers that are major shareholders.

The Company has long-term contracts to supply its subscription-based solutions that are invoiced to clients monthly. The Company believes its total contract value of its subscription contracts with clients based on the actual contracts that it has to date exceeds $10 million. Further, the Company continues to see an uptick in client interest in distribution channel expansion and in sales proposals. In 2025, the Company intends to continue to work to increase its presence in the IBM "Power I" infrastructure cloud and business continuity marketplace in the niche of IBM "Power" and in the disaster recovery global marketplace utilizing its technical expertise, data centers utilization, assets deployed in the data centers, 24 x 365 monitoring and software.

On July 18, 2024, the Company entered into the Agreement with Maxim, discussed under "Recent Developments" above, pursuant to which the Company may offer and sell, from time to time, through Maxim, as sales agent or principal, shares of its common stock. There can be no guarantee that the Company will be able to raise capital from sales under the Agreement. To date, the Company has not made any sales under the Agreement.

The Company's working capital was $11,869,914 on December 31, 2024, increasing by $858,507 from $11,011,407 at December 31, 2023. The increase is primarily attributable to an increase in accounts receivable and prepaid expenses and other current assets which was offset, in part, by an increase in accounts payable.

Cash Flows for the year ended December 31, 2024, as compared to December 31, 2023

The following table summarizes the Company's cash flows:

	Year Ended December 31,	
	2024	**2023**
Cash provided by operating activities	$ 1,740,089	$ 3,873,047
Cash used in investing activities	(1,743,174)	(3,852,245)
Cash used in financing activities	(352,957)	(878,794)
Effect of exchange rate changes on cash	(2,591)	—
Decrease in cash	(358,633)	(857,992)
Cash, beginning of period	1,428,730	2,286,722
Cash, end of period	$ 1,070,097	$ 1,428,730

Operating activities

For the year ended December 31, 2024, cash provided by operating activities was $1,740,089, compared to $3,873,047 for the year ended December 31, 2023. The decrease is primarily due to an increase in accounts receivable of $1,010,880 for the year ended December 31, 2024, as compared to a decrease in accounts receivable for the year ended December 31, 2023 of $2,242,864.

Investing activities

During the year ended December 31, 2024, net cash used in investing activities totaled $1,743,174, compared to $3,852,245 during the year ended December 31, 2023. The decrease of $2,109,071 was primarily due to a net decrease in the purchases of marketable securities.

Financing activities

During the year ended December 31, 2024, net cash used in financing activities totaled $352,957, compared to $878,794 during the year ended December 31, 2023. The decrease of $525,837 was primarily due to lower repayments of finance lease obligations.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "special purpose entities."

Non-GAAP Financial Measures

Adjusted EBITDA

To supplement the Company's consolidated financial statements presented in accordance with GAAP and to provide investors with additional information regarding the Company's financial results, the Company considers and is including herein Adjusted EBITDA, a Non-GAAP financial measure. The Company views Adjusted EBITDA as an operating performance measure and, as such, the Company believes that the GAAP financial measure most directly comparable to it is net income (loss). The Company defines Adjusted EBITDA as net income adjusted for interest and financing fees, depreciation, amortization, stock-based compensation, sales tax settlement, and other non-cash income and expenses. The Company believes that Adjusted EBITDA provides an important measure of operating performance because it allows management, investors, debt holders and others to evaluate and compare ongoing operating results from period to period by removing the impact of the Company's asset base, any asset disposals or impairments, stock-based compensation and other non-cash income and expense items associated with its reliance on issuing equity-linked debt securities to fund its working capital.

The Company's use of Adjusted EBITDA has limitations as an analytical tool, and this measure should not be considered in isolation or as a substitute for an analysis of its results as reported under GAAP, as the excluded items may have significant effects on its operating results and financial condition. Additionally, the Company's measure of Adjusted EBITDA may differ from other companies' measure of Adjusted EBITDA. When evaluating the Company's performance, Adjusted EBITDA should be considered with other financial performance measures, including various cash flow metrics, net income and other GAAP results. In the future, the Company may disclose different non-GAAP financial measures in order to help its investors and others more meaningfully evaluate and compare the Company's future results of operations to its previously reported results of operations.

The following table shows the Company's reconciliation of net income (loss) to adjusted EBITDA for the years ended December 31, 2024, and 2023:

For the year ended December 31, 2024

	CloudFirst Technologies	CloudFirst Europe Ltd.	Nexxis Inc.	Corporate	Total
Net income (loss)	$ 3,562,622	$ (290,219)	$ (93,514)	$(2,665,817)	$ 513,072
Non-GAAP adjustments:					
Depreciation and amortization	1,348,534	79	850	775	1,350,238
Sales tax settlement	142,021	—	—	—	142,021
Interest income	—	—	—	(592,819)	(592,819)
Interest expense	119,008	—	—	—	119,008
Provision for income tax	—	—	—	39,031	39,031
Stock-based compensation	295,688	—	25,991	473,008	794,687
Adjusted EBITDA	$ 5,467,873	$ (290,140)	$ (66,673)	$(2,745,822)	$ 2,365,238

For the year ended December 31, 2023

	CloudFirst Technologies	CloudFirst Europe Ltd.	Nexxis Inc.	Corporate	Total
Net income (loss)	$ 2,625,879	$ —	$ (229,377)	$ (2,097,186)	$ 299,316
Non-GAAP adjustments:					
Depreciation and amortization	1,300,237	—	705	652	1,301,594
Interest income	—	—	—	(542,229)	(542,229)
Interest expense	74,502	—	—	—	74,502
Stock-based compensation	162,004	—	17,603	326,598	506,205
Adjusted EBITDA	$ 4,162,622	$ —	$ (211,069)	$ (2,312,165)	$ 1,639,388

CRITICAL ACCOUNTING ESTIMATES

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The Company believes that the accounting estimates employed are appropriate and resulting balances are reasonable; however, due to inherent uncertainties in making estimates, actual results may differ from the original estimates, requiring adjustments to these balances in future periods. There are accounting policies, each of which requires significant judgments and estimates on the part of management, that the Company believes are significant to the presentation of its consolidated financial statements. The most significant accounting estimates are set forth below.

Estimated Fair Value of Financial Instruments

The Company's financial instruments include cash, accounts receivable, accounts payable and lease commitments. Management believes the estimated fair value of these accounts on December 31, 2024, approximate their carrying value as reflected in the balance sheet due to the short-term nature. The carrying values of certain of the Company's notes payable and capital lease obligations approximate their fair values based upon a comparison of the interest rate and terms of such debt given the level of risk to the rates and terms of similar debt currently available to the Company in the marketplace.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives or the term of the lease using the straight-line method for financial statement purposes. Estimated useful lives in years for depreciation are five to seven years for property and equipment. Additions, betterments and replacements are capitalized, while expenditures for repairs and maintenance are charged to operations when incurred. As units of property are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income.

Goodwill and Other Intangibles

The Company assesses goodwill for impairment on an annual basis on December 31, or more frequently if events occur or circumstances change indicating that the fair value of the goodwill may be below its carrying amount. The Company has four reporting units. The Company uses an income-based approach to determine the fair value of the reporting units. This approach uses a discounted cash flow methodology and the ability of the Company's reporting units to generate cash flows as measures of fair value of its reporting units. The Company performs a qualitative analysis of goodwill and other intangible assets for impairment indicators on at least an annual basis. If this assessment shows impairment indicators the Company will perform an impairment test to determine if the carrying value of a reporting unit exceeds its estimated fair value.

For the year ended December 31, 2024, the Company was not required to perform an impairment test of goodwill since the qualitative analysis did not show any impairment indicators and no triggering events were identified. To determine the fair value of goodwill and intangible assets, the Company uses many assumptions and estimates using a market participant approach that directly impacts the testing results. In making these assumptions and estimates, the Company uses industry accepted valuation models and set criteria that are reviewed and approved by various levels of management.

For the year ended December 31, 2023, the Company was required to complete its annual impairment tests of goodwill since the Company combined two reporting units. The Company performed the quantitative assessment and determined that the fair value of the reporting units was more likely than not greater than their carrying value, including goodwill at December 31, 2023. Based on the completion of the annual impairment test on December 31, 2023, the Company did not record an impairment charge.

Revenue Recognition

Nature of goods and services

The following is a description of the products and services from which the Company generates revenue, as well as the nature, timing of satisfaction of performance obligations, and significant payment terms for each:

1) *Cloud Infrastructure and Disaster Recovery Revenue*

Cloud Infrastructure provides clients with the ability to migrate their on-premise computing and digital storage to CloudFirst's enterprise-level technical compute and digital storage assets located in Tier 3 data centers. DSC owns the assets and provides a turnkey solution whereby achieving reliable and cost-effective, multi-tenant IBM Power compute, x86/intel, flash digital storage, while providing disaster recovery and cyber security while eliminating client capital expenditures. The client pays a monthly fee and can increase capacity as required.

Clients can subscribe to an array of disaster recovery solutions without subscribing to cloud infrastructure. Product offerings provided directly from DSC are High Availability, Data Vaulting and retention solutions, including standby servers which allows clients to centralize and streamline their mission-critical digital information and technical environment while ensuring business continuity if they experience a cyber-attack or natural disaster. Client's data is vaulted, at two data centers with the maintenance of retention schedules for corporate governances and regulations all to meet their back to work objective in a disaster.

2) *Managed Services*

These services are performed at the inception of a contract. The Company provides professional assistance to its clients during the implementation processes. On-boarding and set-up services ensure that the solution or software is installed properly and function as designed to provide clients with the best solutions. In addition, clients that are managed service clients have a requirement for DSC to offer time and material billing supplementing the client's staff.

The Company also derives both one-time and subscription-based revenue from providing support, management and renewal of software, hardware, third party maintenance contracts and third-party cloud services to clients. The managed services include help desk, remote access, operating system and software patch management, annual recovery tests and manufacturer support for equipment and on-gong monitoring of client system performance.

3) *Equipment and Software*

The Company provides equipment and software and actively participates in collaboration with IBM to provide innovative business solutions to clients. The Company is a partner of IBM and the various software, infrastructure and hybrid cloud solutions are provided to clients.

4) *Nexxis Voice over Internet and Direct Internet Access*

The Company provides VoIP, Internet access and data transport services to ensure businesses are fully connected to the internet from any location, remote and on premise. The Company provides Hosted VoIP solutions with equipment options for IP phones and internet speeds of up to 10Gb delivered over fiber optics.

Transaction price allocated to the remaining performance obligations

The Company has the following performance obligations:

1) Data Vaulting: Subscription-based cloud service that encrypts and transfers data to a secure Tier 3 data center and further replicates the data to a second Tier 3 DSC technical center where it remains encrypted. Ensuring client retention schedules for corporate compliance and disaster recovery. Provides for twenty-four (24) hour or less recovery time and utilizes advanced data reduction, reduplication technology to shorten back-up and restore time.

2) High Availability: A managed cloud subscription-based service that provides cost-effective mirroring software replication technology and provides one (1) hour or less recovery time for a client to be back in business.

3) Cloud Infrastructure: subscription-based cloud service provides for "capacity on-demand" for IBM Power and X86 Intel server systems.

4) Internet: Subscription-based service, offering continuous internet connection combined with FailSAFE which provides disaster recovery for both a client's voice and data environments.

5) Support and Maintenance: Subscription based service offers support for clients on their servers, firewalls, desktops or software. Services are provided 24x7x365 to the Company's clients.

6) Implementation / Set-Up Fees: Onboarding and set-up for cloud infrastructure and disaster recovery as well as Cyber Security.

7) Equipment sales: Sale of servers and data storage equipment to the client.

9) License: Granting SSL certificates and licenses.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset might not be recoverable. An impairment loss, measured as the amount by which the carrying value exceeds the fair value, is recognized if the carrying amount exceeds estimated un-discounted future cash flows.

Stock-Based Compensation

The Company follows the requirements of FASB ASC 718-10-10, *Share-Based Payments* with regards to stock-based compensation issued to employees and non-employees. The Company has agreements and arrangements that call for stock to be awarded to the employees and consultants at various times as compensation and periodic bonuses. The expense for this stock-based compensation is equal to the fair value of the stock price on the day the stock was awarded multiplied by the number of shares awarded. The Company has a relatively low forfeiture rate of stock-based compensation, and forfeitures are recognized as they occur.

The valuation methodology used to determine the fair value of the options issued during the period is the Black-Scholes option-pricing model. The Black-Scholes model requires the use of a number of assumptions including the volatility of the stock price, the average risk-free interest rate, and the weighted average expected life of the options. Risk-free interest rates are calculated based on continuously compounded risk-free rates for the appropriate term. The dividend yield is assumed to be zero as the Company has never paid or declared any cash dividends on its Common Stock and does not intend to pay dividends on its Common Stock in the foreseeable future. The expected forfeiture rate is estimated based on management's best assessment.

Estimated volatility is a measure of the amount by which DSC's stock price is expected to fluctuate each year during the expected life of the award. The Company's calculation of estimated volatility is based on historical stock prices over a period equal to the expected life of the awards.

Impact of Recently Issued Accounting Standards

In the normal course of business, we evaluate all new accounting pronouncements issued by the FASB, SEC, or other authoritative accounting bodies to determine the potential impact they may have on the Company's Consolidated Financial Statements. See Note 2 "Summary of Significant Accounting Policies" of the notes to the Company's consolidated financial statements in this Annual Report for additional information about these recently issued accounting standards and their potential impact on the Company's financial condition or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, this item is not required.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Data Storage Corporation and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Data Storage Corporation and Subsidiaries (the Company) as of December 31, 2024 and 2023, and the related statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

To the Board of Directors and
Stockholders of Data Storage Corporation and Subsidiaries

/s/ Rosenberg Rich Baker Berman, P.A.

We have served as the Company's auditor since 2008.

Somerset, New Jersey
March 31, 2025

DATA STORAGE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS		
Current Assets:		
Cash	$ 1,070,097	$ 1,428,730
Accounts receivable (less allowance for credit losses of $31,472 and $7,915 in 2024 and 2023, respectively)	2,225,458	1,259,972
Marketable securities	11,261,006	11,318,196
Prepaid expenses and other current assets	859,502	513,175
Total Current Assets	15,416,063	14,520,073
Property and Equipment:		
Property and equipment	9,598,963	7,838,225
Less—Accumulated depreciation	(6,159,307)	(5,105,451)
Net Property and Equipment	3,439,656	2,732,774
Other Assets:		
Goodwill	4,238,671	4,238,671
Operating lease right-of-use assets	575,380	62,981
Other assets	183,439	48,436
Intangible assets, net	1,427,006	1,698,084
Total Other Assets	6,424,496	6,048,172
Total Assets	$ 25,280,215	$ 23,301,019
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable and accrued expenses	$ 3,183,379	$ 2,608,938
Deferred revenue	212,390	336,201
Finance leases payable	17,641	263,600
Finance leases payable related party	33,879	235,944
Operating lease liabilities short term	98,860	63,983
Total Current Liabilities	3,546,149	3,508,666
Operating lease liabilities	523,070	—
Finance leases payable	—	17,641
Finance leases payable related party	—	20,297
Deferred Tax Liability	39,031	—
Total Long-Term Liabilities	562,101	37,938
Total Liabilities	4,108,250	3,546,604
Commitments and contingencies (Note 7)		
Stockholders' Equity:		
Preferred stock, par value $.001; 10,000,000 shares authorized; 1,401,786 designated as Series A Preferred Stock, par value $.001; 0 shares issued and outstanding on December 31, 2024 and 2023	—	—
Common stock, par value $.001; 250,000,000 shares authorized; 7,045,108 and 6,880,460 shares issued and outstanding on December 31, 2024 and 2023, respectively	7,045	6,881
Additional paid in capital	40,417,813	39,490,285
Accumulated deficit	(18,982,589)	(19,505,803)
Accumulated other comprehensive loss	(23,214)	—

Total Data Storage Corporation Stockholders' Equity		21,419,055	19,991,363
Non-controlling interest in consolidated subsidiary		(247,090)	(236,948)
Total Stockholders' Equity		21,171,965	19,754,415
Total Liabilities and Stockholders' Equity	$	25,280,215	$ 23,301,019

The accompanying notes are an integral part of these consolidated Financial Statements.

DATA STORAGE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

| | Year Ended December 31, | |
	2024	2023
Sales	$ 25,371,303	$ 24,959,576
Cost of sales	14,267,936	15,383,251
Gross Profit	11,103,367	9,576,325
Selling, general and administrative	11,023,476	9,744,736
Income (loss) from Operations	79,891	(168,411)
Other Income (Expense)		
Interest income	592,819	542,229
Interest expense	(119,008)	(74,502)
Loss on disposal of equipment	(1,599)	—
Total Other Income	472,212	467,727
Income before provision for income taxes	552,103	299,316
Provision for income taxes	(39,031)	—
Net Income	513,072	299,316
Loss in Non-controlling interest in consolidated subsidiary	10,142	82,259
Net Income Attributable to Common Stockholders	$ 523,214	$ 381,575
Earnings per Share – Basic	$ 0.08	$ 0.06
Earnings per Share – Diluted	$ 0.07	$ 0.05
Weighted Average Number of Shares – Basic	6,931,399	6,841,094
Weighted Average Number of Shares – Diluted	7,347,779	7,424,228

The accompanying notes are an integral part of these consolidated Financial Statements.

DATA STORAGE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,	
	2024	**2023**
Net income	$ 513,072	$ 299,316
Other comprehensive income (loss):		
Foreign currency translation adjustment	(23,214)	—
Other comprehensive income (loss)	(23,214)	—
Comprehensive income available to common shareholders	$ 489,858	$ 299,316

See accompanying notes to consolidated financial statements.

DATA STORAGE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated other comprehensive loss	Non-Controlling Interest	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance January 1, 2023	—	$ —	6,822,127	$ 6,822	38,982,440	$ (19,887,378)	$ —	$ (154,689)	$ 18,947,195
Stock options exercised	—	—	833	1	1,698	—	—	—	1,699
Stock-based compensation	—	—	57,500	58	506,147	—	—	—	506,205
Net Income (Loss)	—	—	—	—	—	381,575	—	(82,259)	299,316
Balance, December 31, 2023	—	$ —	6,880,460	$ 6,881	$ 39,490,285	$ (19,505,803)	—	$ (236,948)	$ 19,754,415
Stock options exercised	—	—	65,832	65	132,940	—	—	—	133,005
Stock-based compensation	—	—	98,816	99	794,588	—	—	—	794,687
Other comprehensive loss	—	—	—	—	—	—	(23,214)	—	(23,214)
Net Income (Loss)	—	—	—	—	—	523,214	—	(10,142)	513,072
Balance, December 31, 2024	—	—	7,045,108	$ 7,045	40,417,813	$ (18,982,589)	$ (23,214)	$ (247,090)	$ 21,171,965

The accompanying notes are an integral part of these consolidated Financial Statements.

DATA STORAGE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | |
	2024	2023
Cash Flows from Operating Activities:		
Net income	$ 513,072	$ 299,316
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,350,238	1,301,594
Stock based compensation	794,687	506,205
Change in expected credit losses	45,394	119,524
Loss on disposal of equipment	1,599	—
Changes in Assets and Liabilities:		
Accounts receivable	(1,010,880)	2,123,340
Other assets	(135,003)	—
Prepaid expenses and other current assets	(347,717)	71,491
Right of use asset	135,559	163,520
Accounts payable and accrued expenses	567,930	(598,638)
Deferred revenue	(123,811)	55,141
Deferred tax liability	39,031	—
Operating lease liability	(90,010)	(168,446)
Net Cash Provided by Operating Activities	1,740,089	3,873,047
Cash Flows from Investing Activities:		
Capital expenditures	(1,800,364)	(1,545,017)
Purchase of marketable securities	(842,810)	(2,307,228)
Sale of marketable securities	900,000	—
Net Cash Used in Investing Activities	(1,743,174)	(3,852,245)
Cash Flows from Financing Activities:		
Repayments of finance lease obligations related party	(222,362)	(520,624)
Repayments of finance lease obligations	(263,600)	(359,869)
Cash received for the exercise of stock options	133,005	1,699
Net Cash Used in Financing Activities	(352,957)	(878,794)
Effect of exchange rates on cash	(2,591)	—
Decrease in Cash	(358,633)	(857,992)
Cash, Beginning of Year	1,428,730	2,286,722
Cash, End of Year	$ 1,070,097	$ 1,428,730
Supplemental Disclosures:		
Cash paid for interest	$ 23,549	$ 65,057
Cash paid for income taxes	$ —	$ —
Non-cash investing and financing activities:		
Assets acquired by operating lease	$ 647,958	$ —

The accompanying notes are an integral part of these consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

Note 1 – Basis of Presentation, Organization and Other Matters

Data Storage Corporation ("DSC" or the "Company") provides subscription based, long term agreements for disaster recovery solutions, cloud infrastructure, Cyber Security and Voice and Data solutions.

Headquartered in Melville, NY, DSC offers solutions and services to businesses within the healthcare, banking and finance, distribution services, manufacturing, construction, education, and government industries. DSC derives its revenues from subscription services and solutions, managed services, software and maintenance, equipment and onboarding provisioning. DSC maintains infrastructure and storage equipment in six technical centers in New York, Massachusetts, Texas, North Carolina and Canada.

On May 31, 2021, the Company completed a merger of Flagship Solutions, LLC ("Flagship") (a Florida limited liability company) and the Company's wholly-owned subsidiary, Data Storage FL, LLC. Flagship is a provider of Hybrid Cloud solutions, managed services and cloud solutions. On January 1, 2024, Flagship Solutions, LLC was consolidated into the Company's wholly-owned subsidiary, CloudFirst Technologies Corporation.

On January 27, 2022, the Company formed Information Technology Acquisition Corporation a special purpose acquisition company for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

On August 12, 2024, the Company established UK Cloud Host Technologies Ltd., a corporation organized under the laws of the United Kingdom, to establish an executive presence in London and to manage the Company's business operations and affairs throughout Europe. On December 27, 2024, the name of the entity was changed to CloudFirst Europe Ltd.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries, (i) CloudFirst Technologies Corporation, a Delaware corporation ("CloudFirst Technologies"), (ii) Information Technology Acquisition Corporation, a Delaware corporation, (iii) its majority-owned subsidiary, Nexxis Inc, a Nevada corporation and (iv) CloudFirst Europe Ltd.. All inter-company transactions and balances have been eliminated in consolidation.

Reclassifications

Certain prior year amounts in the Consolidated Financial Statements and the notes thereto have been reclassified where necessary to conform to the current year's presentation. These reclassifications did not affect the prior period's total assets, total liabilities, stockholders' equity, net income, or net cash provided by operating activities. During the year ended December 31, 2024, the Company reclassified disaggregated revenue and had a change in presentation on its Consolidated Financial Statements in order to present segments in line with how its Chief Operating Decision Maker ("CODM") evaluates performance of each segment. Prior periods have been revised to reflect this change in the presentation.

Recently Issued and Newly Adopted Accounting Pronouncements

In March 2023, the FASB issued ASU 2023-01, "Leases (Topic 842): Common Control Arrangements." The new accounting rules require that leasehold improvements associated with common control leases be amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term) as long as the lessee controls the use of the underlying asset (the leased asset) through a lease. These leases should also be accounted for as a transfer between entities under common control through an adjustment to equity if, and when, the lessee no longer controls the use of the underlying asset. The Company adopted ASU 2023-01 and it did not have a material impact to its Consolidated Financial statements.

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances reportable segment disclosure requirements primarily through expanded disclosures around significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2024. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company determined that this change does not have a material impact to the financial statements or financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disclosure of specific categories meeting a quantitative threshold within the income tax rate reconciliation, as well as disaggregation of income taxes paid by jurisdiction. This ASU, which can be applied either prospectively or retrospectively, is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of the ASU and expects to include updated income tax disclosures.

On November 2024, the FASB issued Accounting Standards Update (ASU) No. 2024-03, *Income Statement (Topic 220): Reporting Comprehensive Income - Expense Disaggregation Disclosures, Disaggregation of Income Statement Expenses*, which requires public companies to disclose, in interim and annual reporting periods, additional information about certain expenses in the financial statements. The amendments in this pronouncement will be effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently assessing the potential impacts of adoption on its consolidated financial statements and related disclosures.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Estimated Fair Value of Financial Instruments

The Company's financial instruments include cash, accounts receivable, accounts payable and lease commitments. Management believes the estimated fair value of these accounts on December 31, 2024, approximate their carrying value as reflected in the balance sheet due to their short-term nature. The carrying values of the Company's finance lease obligations and capital lease obligations approximate their fair values based upon a comparison of the interest rate and terms of such debt given the level of risk to the rates and terms of similar debt currently available to the Company in the marketplace.

The fair value measurement disclosures are grouped into three levels based on valuation factors:

- Level 1 – quoted prices in active markets for identical investments

- Level 2 – other significant observable inputs (including quoted prices for similar investments and market corroborated inputs)

- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company's Level 1 assets and liabilities include cash, accounts receivable, marketable securities, accounts payable, prepaid, and other current assets. Management believes the estimated fair value of these accounts at December 31, 2024, approximates their carrying value as reflected in the balance sheets due to the short-term nature of these instruments.

The Company's Level 2 assets and liabilities include the Company's finance and operating lease assets and liabilities. The carrying amounts of these leases approximate their fair values, based on a comparison of the lease terms and the Company's incremental borrowing rates with those of similar leases available in the market.

The Company's Level 3 assets and liabilities use inputs to determine the fair value are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore discounted cash flow models. Unobservable inputs used in the models are significant to the fair values of the assets and liabilities.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis. Assets and liabilities recognized or disclosed at fair value on the consolidated financial statements on a nonrecurring basis include items such as property, plant and equipment, goodwill, and other intangible assets.

Investments

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings.

The following table sets forth a summary of the changes in equity investments at cost that are measured at fair value on a non-recurring basis:

	For the years ended December 31, 2024, and 2023
As of January 1, 2023	$ 9,010,968
Purchase of equity investments	2,307,228
Unrealized gains	—
As of December 31, 2023	11,318,196
Purchase of equity investments	842,810
Sales of equity investments	(900,000)
Unrealized gains	—
As of December 31, 2024	$ 11,261,006

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments and assets subjecting the Company to concentration of credit risk consist primarily of cash, short-term investments and trade accounts receivable. The Company's cash are maintained at major U.S. financial institutions. Deposits in these institutions may exceed the amount of insurance provided on such deposits.

The Company's customers are primarily concentrated in the United States.

As of December 31, 2024, DSC had two customers with an accounts receivable balance representing 16% and 15% of total accounts receivable. As of December 31, 2023, the Company had one customer with an accounts receivable balance representing 20% of total accounts receivable.

For the year ended December 31, 2024, the Company had two customers that each individually accounted for 12% of revenue. For the year ended December 31, 2023, the Company had two customers that accounted for 12% and 10% of revenue.

Accounts Receivable/Allowance for Credit Losses

The Company sells its services to customers on an open credit basis. Accounts receivable are uncollateralized, non-interest-bearing customer obligations and are typically due within 30 days. ASC 326 requires the recognition of lifetime estimated credit losses expected to occur for trade accounts receivable. The guidance also requires the Company to pool assets with similar risk characteristics and consider current economic conditions when estimating losses. During the years ended December 31, 2024, and 2023, the Company recorded $45,394 and $119,524, respectively, of expected credit losses. Clients invoiced in advance for services are reflected in deferred revenue on the Company's balance sheet.

Changes in the allowance for expected credit losses for trade accounts receivable are presented in the table below:

| | Year ended December, | |
	2024	2023
Beginning balance	$ 7,915	27,249
Provision	45,394	119,524
Write-offs	(21,837)	(138,858)
Ending Balance	$ 31,472	7,915

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives or the term of the lease using the straight-line method for financial statement purposes. Estimated useful lives for property and equipment are five to seven years. Additions, betterments and replacements are capitalized, while expenditures for repairs and maintenance are charged to operations when incurred. As units of property are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As of December 31, 2024, and 2023, the Company had a net deferred tax liability of $39,031 and $0, respectively.

Per FASB ASC 740-10, disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not possibility that the outcome will be unfavorable. Using this guidance, as of December 31, 2024, and 2023, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company's 2024, 2023, 2022, and 2021 Federal and State tax returns remain subject to examination by their respective taxing authorities. None of the Company's Federal or State tax returns are currently under examination.

Goodwill and Other Intangibles

The Company assesses goodwill for impairment on an annual basis on December 31, or more frequently if events occur or circumstances change indicating that the fair value of the goodwill may be below its carrying amount. The Company has four reporting units. The Company uses an income-based approach to determine the fair value of the reporting units. This approach uses a discounted cash flow methodology and the ability of the Company's reporting units to generate cash flows as measures of fair value of its reporting units. The Company performs a qualitative analysis of goodwill and other intangible assets for impairment indicators on at least an annual basis. If this assessment shows impairment indicators the Company will perform an impairment test to determine if the carrying value of a reporting unit exceeds its estimated fair value.

For the year ended December 31, 2024, the Company was not required to perform an impairment test of goodwill since the qualitative analysis did not show any impairment indicators and no triggering events were identified. To determine the fair value of goodwill and intangible assets, the Company uses many assumptions and estimates using a market participant approach that directly impacts the testing results. In making these assumptions and estimates, the Company uses industry accepted valuation models and set criteria that are reviewed and approved by various levels of management.

For the year ended December 31, 2023, the Company was required to complete its annual impairment tests of goodwill since the Company combined two reporting units. The Company performed the quantitative assessment and determined that the fair value of the reporting units was more likely than not greater than their carrying value, including goodwill at December 31, 2023. Based on the completion of the annual impairment test on December 31, 2023, the Company did not record an impairment charge.

Revenue Recognition

Nature of goods and services

The following is a description of the products and services from which the Company generates revenue, as well as the nature, timing of satisfaction of performance obligations, and significant payment terms for each:

1) *Cloud Infrastructure and Disaster Recovery Revenue*

Cloud Infrastructure provides clients with the ability to migrate their on-premises computing and digital storage to DSC's enterprise-level technical compute and digital storage assets located in Tier 3 data centers. DSC owns the assets and provides a turnkey solution whereby achieving reliable and cost-effective, multi-tenant IBM Power compute, x86/Intel, flash digital storage, while providing disaster recovery and cyber security while eliminating client capital expenditures. The client pays a monthly fee and can increase capacity as required.

Clients can subscribe to an array of disaster recovery solutions without subscribing to cloud infrastructure. Product offerings provided directly from DSC are High Availability, Data Vaulting and retention solutions, including standby servers which allows clients to centralize and streamline their mission-critical digital information and technical environment while ensuring business continuity if they experience a cyber-attack or natural disaster. Client's data is vaulted at two data centers with the maintenance of retention schedules for corporate governances and regulations all to meet their back to work objective in a disaster.

2) *Equipment and Software*

The Company provides equipment and software and actively participates in collaboration with IBM to provide innovative business solutions to clients. The Company is a partner of IBM and the various software, infrastructure and hybrid cloud solutions are provided to clients.

3) *Managed Services*

These services are performed at the inception of a contract. The Company provides professional assistance to its clients during the implementation processes. On-boarding and set-up services ensure that the solution or software is installed properly and function as designed to provide clients with the best solutions. In addition, clients that are managed service clients have a requirement for DSC to offer time and material billing supplementing the client's staff.

The Company also derives both one-time and subscription-based revenue from providing support, management and renewal of software, hardware, third party maintenance contracts and third-party cloud services to clients. The managed services include help desk, remote access, operating system and software patch management, annual recovery tests and manufacturer support for equipment and on-going monitoring of client system performance.

4) *Nexxis Voice over Internet and Direct Internet Access*

The Company provides Voice over Internet Protocol ("VoIP"), Internet access and data transport services to ensure businesses are fully connected to the internet from any location, remote and on premise. The Company provides Hosted VoIP solutions with equipment options for VoIP phones and internet speeds of up to 10Gb delivered over fiber optics.

Disaggregation of revenue

In the following table, revenue is disaggregated by major product line, geography, and timing of revenue recognition.

For the Year
Ended December 31, 2024

	United States	International	Total
Cloud Infrastructure & Disaster Recovery	$ 12,294,669	$ 603,523	$ 12,898,192
Equipment and Software	7,962,998	—	7,962,998
Managed Services	3,155,359	—	3,155,359
Nexxis VoIP Services	1,146,174	—	1,146,174
Other	187,252	21,328	208,580
Total Revenue	$ 24,746,452	$ 624,851	$ 25,371,303

For the Year
Ended December 31, 2023

	United States	International	Total
Cloud Infrastructure & Disaster Recovery	$ 9,809,777	$ 345,153	$ 10,154,930
Equipment and Software	10,344,976	—	10,344,976
Managed Services	3,293,034	—	3,293,034
Nexxis VoIP Services	1,012,193	—	1,012,193
Other	150,950	3,493	154,443
Total Revenue	$ 24,610,930	$ 348,646	$ 24,959,576

For the Year
Ended December 31,

Timing of revenue recognition	2024	2023
Products transferred at a point in time	$ 8,171,579	$ 6,211,166
Products and services transferred over time	17,199,724	18,748,410
Total Revenue	$ 25,371,303	$ 24,959,576

Contract receivables are recorded at the invoiced amount and are uncollateralized, non-interest-bearing client obligations. Provisions for estimated uncollectible accounts receivable are made for individual accounts based upon specific facts and circumstances including criteria such as their age, amount, and client standing.

Sales are generally recorded in the month the service is provided. For clients who are billed on an annual basis, deferred revenue is recorded and amortized over the life of the contract. During the years ended December 31, 2024, and 2023, the Company recognized $233,360 and $277,375 in sales that was recorded as deferred revenue as of December 31, 2023 and 2022, respectively.

Transaction price allocated to the remaining performance obligations

The Company has the following performance obligations:

1) Data Vaulting: Subscription-based cloud service that encrypts and transfers data to a secure Tier 3 data center and further replicates the data to a second Tier 3 DSC technical center where it remains encrypted. Ensuring client retention schedules for corporate compliance and disaster recovery. Provides for twenty-four (24) hour or less recovery time and utilizes advanced data reduction, reduplication technology to shorten back-up and restore time.

2) High Availability: A managed cloud subscription-based service that provides cost-effective mirroring software replication technology and provides one (1) hour or less recovery time for a client to be back in business.

3) Cloud Infrastructure: subscription-based cloud service provides for "capacity on-demand" for IBM Power and X86 Intel server systems.

4) Internet: Subscription-based service, offering continuous internet connection combined with FailSAFE which provides disaster recovery for both clients' voice and data environments.

5) Support and Maintenance: Subscription based service offers support for clients on their servers, firewalls, desktops or software. Services are provided 24x7x365 to the Company's clients.

6) Implementation / Set-Up Fees: Onboarding and set-up for cloud infrastructure and disaster recovery as well as Cyber Security.

7) Equipment Sales: Sale of servers and data storage equipment to the client.

9) License: Granting SSL certificates and licenses.

Disaster Recovery and Business Continuity Solutions

Subscription services allow clients to access data or receive services for a predetermined period of time. As the client obtains access at a point in time and continues to have access for the remainder of the subscription period, the client is considered to simultaneously receive and consume the benefits provided by the entity's performance as the entity performs. Accordingly, the related performance obligation is considered to be satisfied ratably over the contract term. As the performance obligation is satisfied evenly across the term of the contract, revenue is recognized on a straight-line basis over the contract term.

Initial Set-Up Fees

The Company accounts for set-up fees as a separate performance obligation. Set-up services are performed one-time and accordingly the revenue is recognized at the point in time, and is non-refundable, and the Company is entitled to the payment.

Equipment Sales

The obligation for the equipment sales is such that the control of the product transfer is at a point in time (i.e., when the goods have been shipped or delivered to the client's location, depending on shipping terms). Noting that the satisfaction of the performance obligation, in this sense, does not occur over time, the performance obligation is considered to be satisfied at a point in time when the obligation to the client has been fulfilled (i.e., when the goods have left the shipping facility or have been delivered to the client, depending on shipping terms).

License - Granting SSL Certificates and Other Licenses

Performance obligations as it relates to licensing is when the control of the product transfers, either at a point in time or over time, depending on the nature of the license. The revenue standard identifies two types of licenses of intellectual property: (i) a right to access intellectual property; and (ii) a right to use intellectual property. To assist in determining whether a license provides a right to use or a right to access intellectual property, ASC 606 defines two categories of intellectual property: Functional and Symbolic. The Company's license arrangements typically do not require the Company to make its proprietary content available to the client either through a download or through a direct connection. Throughout the life of the contract the Company does not continue to provide updates or upgrades to the license granted. Based on the guidance, the Company considers its license offerings to be akin to functional intellectual property and recognizes revenue at the point in time the license is granted and/or renewed for a new period.

Payment Terms

The typical terms of subscription contracts range from 12 to 36 months, with auto-renew options extending the contract for an additional term. The Company invoices clients one month in advance for its services, in addition to any contractual data overages or for additional services.

Warranties

The Company offers guaranteed service levels and service guarantees on some of its contracts. These warranties are not sold separately and are accounted as "assurance warranties."

Significant Judgement

In instances where contracts include multiple performance obligations, the Company exercises judgment in determining the standalone selling price for each obligation. Standalone prices are established by evaluating market data for comparable services and considering the Company's historical pricing practices. The aggregate standalone price of all performance obligations is calculated, and each individual obligation's proportionate share of the total is determined. This ratio is then applied to the overall contract price to allocate the transaction price among the performance obligations accordingly.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset might not be recoverable. An impairment loss, measured as the amount by which the carrying value exceeds the fair value, is recognized if the carrying amount exceeds estimated un-discounted future cash flows.

Advertising Costs

The Company expenses the costs associated with advertising as they are incurred. The Company incurred $749,257 and $815,674 for advertising costs for the year ended December 31, 2024, and 2023, respectively.

Stock-Based Compensation

The Company follows the requirements of FASB ASC 718-10-10, *Share-Based Payments* with regards to stock-based compensation issued to employees and non-employees. The Company has agreements and arrangements that call for stock to be awarded to employees and consultants at various times as compensation and periodic bonuses. The expense for this stock-based compensation is equal to the fair value of the stock price on the day the stock was awarded multiplied by the number of shares awarded. The Company has a relatively low forfeiture rate of stock-based compensation, and forfeitures are recognized as they occur.

The valuation methodology used to determine the fair value of options issued during the period is the Black-Scholes option-pricing model. The Black-Scholes model requires the use of a number of assumptions including the volatility of the stock price, the average risk-free interest rate, and the weighted average expected life of the options. Risk-free interest rates are calculated based on continuously compounded risk-free rates for the appropriate term. The dividend yield is assumed to be zero as the Company has never paid or declared any cash dividends on its Common Stock and does not intend to pay dividends on its Common Stock in the foreseeable future. The expected forfeiture rate is estimated based on management's best assessment.

Estimated volatility is a measure of the amount by which DSC's stock price is expected to fluctuate each year during the expected life of the award. The Company's calculation of estimated volatility is based on historical stock prices over a period equal to the expected life of the awards.

Net Income Per Common Share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) adjusted for income or loss that would result from the assumed conversion of potential common shares from contracts that may be settled in stock or cash by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period.

The following table sets forth the information needed to compute basic and diluted earnings per share for the years ended December 31, 2024, and 2023:

| | Year Ended December 31, | |
	2024	2023
Net Income Available to Common Shareholders	$ 523,214	$ 381,575
Weighted average number of common shares - basic	6,931,399	6,841,094
Dilutive securities		
Options	202,005	373,975
Restricted stock award	214,375	209,159
Weighted average number of common shares - diluted	7,347,779	7,424,228
Earnings per share, basic	$ 0.08	$ 0.06
Earnings per share, diluted	$ 0.07	$ 0.05

The following table sets forth the number of potential shares of common stock that have been excluded from diluted net income per share because their effect was anti-dilutive:

| | Year ended December 31, | |
	2024	2023
Options	476,297	221,372
Warrants	2,495,860	2,415,860
	2,972,157	2,637,232

Note 3 - Prepaids and other current assets

Prepaids and other current assets consist of the following:

	December 31, 2024	December 31, 2023
Prepaid marketing & promotion	$ 47,045	$ 13,525
Prepaid subscriptions and license	483,170	362,760
Prepaid maintenance	191,552	31,311
Prepaid insurance	67,373	63,247
Other	70,362	42,332
Total prepaids and other current assets	$ 859,502	$ 513,175

Note 4- Property and Equipment

Property and equipment, at cost, consist of the following:

	December 31, 2024	December 31, 2023
Storage equipment	$ 60,288	$ 60,288
Furniture and fixtures	30,305	21,625
Leasehold improvements	573,117	20,983
Computer hardware and software	140,288	117,379
Data center equipment	8,794,965	7,617,950
	9,598,963	7,838,225
Less: Accumulated depreciation	(6,159,307)	(5,105,451)
Net property and equipment	$ 3,439,656	$ 2,732,774

Depreciation expense for the years ended December 31, 2024, and 2023 was $1,079,160 and $1,024,034, respectively, of which $1,067,006 and $1,008,429, respectively, was allocated to general and administrative expenses and $12,154 and $15,605 respectively, was allocated to cost of goods sold.

Note 5 - Goodwill and Intangible Assets

Goodwill and intangible assets consisted of the following:

	Estimated life in years	Gross amount	December 31, 2024, Accumulated Amortization	Net
Intangible assets not subject to amortization				
Goodwill	Indefinite	$ 4,238,671	$ —	$ 4,238,671
Trademarks	Indefinite	514,268	—	514,268
			—	
Total intangible assets not subject to amortization		4,752,939	—	4,752,939
Intangible assets subject to amortization				
Customer lists	7	2,614,099	1,701,361	912,738
ABC acquired contracts	5	310,000	310,000	—
SIAS acquired contracts	5	660,000	660,000	—
Non-compete agreements	4	272,147	272,147	—
Website and Digital Assets	3	33,002	33,002	—
Total intangible assets subject to amortization		3,889,248	2,976,510	912,738
Total Goodwill and Intangible Assets		$ 8,642,187	$ 2,976,510	$ 5,665,677

Scheduled amortization over the next four years are as follows:

Twelve months ending December 31,		
2025	$	267,143
2026		267,143
2027		267,143
2028		111,309
Total	$	912,738

Amortization expense for the years ended December 31, 2024, and 2023 was $271,078 and $277,560, respectively.

Note 6-Leases

Operating Leases

The Company currently maintains two leases for office space located in Melville, NY and one lease for office space in Austin, TX.

The lease for office space in Melville, NY commenced on September 1, 2019. The term of this lease is for three years and eleven months and runs co-terminus with the Company's existing lease in the same building. The base annual rent is $11,856 payable in equal monthly installments of $988. The lease has since expired.

On July 31, 2021, the Company signed a three-year lease for approximately 2,880 square feet of office space at 980 North Federal Highway, Boca Raton, FL. The commencement date of the lease was August 2, 2021. The monthly rent was approximately $4,965. The lease has since expired.

On January 1, 2022, the Company entered into a lease agreement for office space with WeWork in Austin, TX. On September 3, 2024, the Company amended this agreement and is on an eight-month lease agreement with payments of a $1,056 per month.

On January 17, 2024, the Company entered into a lease agreement for office space in Melville, NY. The lease commenced on April 1, 2024, and has a term of sixty-seven months. The lease requires monthly payments of $11,931 and expires on October 30, 2029.

Finance Lease Obligations

On November 1, 2021, the Company entered into a lease agreement with a finance company for technical equipment. The lease obligation is payable in monthly installments of $3,152. The lease carried an interest rate of 6% and is a three-year lease. The term of the lease ended on November 1, 2024.

On January 1, 2022, the Company entered into a lease agreement with a finance company for technical equipment. The lease obligation is payable in monthly installments of $17,718. The lease carried an interest rate of 5% and is a three-year lease. The term of the lease ended January 1, 2025.

On January 1, 2022, the Company entered into a technical equipment lease with a finance company. The lease obligation is payable in monthly installments of $2,037. The lease carried an interest rate of 6% and is a three-year lease. The term of the lease ended January 1, 2025.

Finance Lease Obligations – Related Party

On March 4, 2021, the Company entered into a lease agreement with Systems Trading, Inc. ("Systems Trading"), a technology leasing company established by Mr. Schwartz, the Company's President where he currently serves as Chief Executive Officer and President, effective April 1, 2021. This lease obligation is payable to Systems Trading with monthly installments of $1,567 and expired on March 31, 2024. The lease carried an interest rate of 8%.

On January 1, 2022, the Company entered into a lease agreement with Systems Trading effective January 1, 2022. This lease obligation is payable to Systems Trading with monthly installments of $7,145 and expires on April 1, 2025. The lease carries an interest rate of 8%.

On April 1, 2022, the Company entered into a lease agreement with Systems Trading effective May 1, 2022. This lease obligation is payable to Systems Trading with monthly installments of $6,667 and expired on February 1, 2025. The lease carried an interest rate of 8%.

The Company determines whether an arrangement contains a lease at the inception of the contract. Right-of-Use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, while lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date, based on the present value of estimated lease payments over the lease term. The lease term includes options to extend the lease when it is reasonably certain that the Company will exercise those options. The Company has elected the practical expedient to exclude leases with terms of 12 months or less from the balance sheet. Lease expense for these short-term leases is recognized on a straight-line basis over the lease term. Variable lease payments that depend on an index or rate are initially measured using the index or rate in effect at the lease commencement date. Other variable payments are recognized in the period in which the obligation is incurred. A discount rate of 9% was used in the preparation of ROU assets and lease liabilities.

The components of lease expense were as follows:

		Year Ended December 31, 2024
Finance leases:		
Amortization of assets, included in depreciation and amortization expense	$	418,700
Interest on lease liabilities, included in interest expense		23,549
Operating lease:		
Amortization of assets, included in total operating expense		91,425
Interest on lease liabilities, included in total operating expense		773
Total net lease cost	$	534,447

Supplemental balance sheet information related to leases was as follows:

Operating Leases:		
Operating lease right-of-use asset	$	575,380
Current operating lease liabilities	$	98,860
Noncurrent operating lease liabilities		523,070
Total operating lease liabilities	$	621,930

		December 31, 2024
Finance leases:		
Property and equipment, at cost	$	5,521,716
Accumulated amortization		(5,008,846)
Property and equipment, net	$	512,870
Current obligations of finance leases	$	51,520
Finance leases, net of current obligations		—
Total finance lease liabilities	$	51,520

Supplemental cash flow and other information related to leases were as follows:

		Year Ended December 31, 2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows related to operating leases	$	90,010
Financing cash flows related to finance leases	$	485,962
Weighted average remaining lease term (in years):		
Operating leases		4.83
Finance leases		0.11
Weighted average discount rate:		
Operating leases		9%
Finance leases		7%

Long-term obligations under the operating and finance leases at December 31, 2024, mature as follows:

For the Twelve Months Ended December 31,	Operating Leases		Finance Leases	
2025	$	146,931	$	52,009
2026		152,074		—
2027		157,396		—
2028		162,905		—
2029		140,266		—
Total lease payments		759,572		52,009
Less: Amounts representing interest		(137,642)		(489)
Total lease obligations		621,930		51,520
Less: long-term obligations		(523,070)		—
Total current	$	98,860	$	51,520

As of December 31, 2024, the Company had no additional significant operating or finance leases that had not yet commenced. Rent expense under all operating leases for the year ended December 31, 2024 and 2023 was $330,500 and $276,676, respectively.

Note 7 - Commitments and Contingencies

On May 7, 2024, the Company entered into a master service agreement with a vendor. The obligation is payable in monthly installments of $51,680. The master service agreement ends June 1, 2029.

On December 18, 2024, the Company entered into a master service agreement with a vendor. The obligation is payable in monthly installments of $4,410. The master service agreement ends December 17, 2027.

On January 1, 2025, the Company entered into a master service agreement with a vendor. The obligation is payable in monthly installments of $3,846. The master service agreement ends December 31, 2027.

On January 24, 2025, the Company entered into a master service agreement with a vendor. The obligation is payable in monthly installments of $3,618. The master service agreement ends January 23, 2028.

As part of the Flagship acquisition the Company acquired a licensing agreement for marketing related materials with a National Football League team. The Company has approximately $821,118 in payments over the next 3 years.

Note 8 - Stockholders' Equity

Capital Stock

The Company has 260,000,000 authorized shares of capital stock, consisting of 250,000,000 shares of Common Stock, par value $0.001, and 10,000,000 shares of Preferred Stock, par value $0.001 per share.

On July 18, 2024, the Company entered into an Equity Distribution Agreement (the "Agreement"), pursuant to which it may offer and sell, from time to time, shares of its common stock. Sales of shares of common stock under the Agreement will be made pursuant to the Company's registration statement on Form S-3 (File No. 333-280881) (the "Registration Statement") and a related prospectus supplement (the "ATM Prospectus"). The ATM Prospectus relates to the offering of up to $10,600,000 shares of the Company's common stock. The issuance and sale, if any, of common stock under the Agreement is subject to the Company maintaining an effective registration statement. The Registration Statement was declared effective on July 26, 2024. To date, the Company has not made any sales under the Agreement.

During the year ended December 31, 2023, employees exercised 833 stock options into shares of Common Stock. The Company received $1,699 for these options.

During the year ended December 31, 2024, employees exercised 68,988 stock options into 65,832 shares of Common Stock. The Company received $133,005 for these options.

Common Stock Options

On July 1, 2024, the Company registered an additional 111,323 and 1,000,000 shares of common stock under the 2010 Stock Incentive Plan and 2021 Stock Incentive Plan, respectively.

A summary of the Company's stock option activity and related information follows:

	Number of Shares Under Options	Weighted Average Exercise Price	Weighted Average Contractual Life
Options Outstanding at January 1, 2023	301,391	$ 3.46	7.45
Options Granted	354,685	1.93	10
Exercised	(833)	2.04	—
Expired/Cancelled	(59,896)	4.14	—
Options Outstanding at December 31, 2023	595,347	2.48	6.87
Options Granted	163,755	3.69	5.20
Exercised	(68,988)	2.22	—
Expired/Cancelled	(11,812)	6.24	—
Options Outstanding at December 31, 2024	678,302	2.79	6.42
Options Exercisable at December 31, 2024	271,650	2.99	5.79

Share-based compensation expense recognized for stock options granted totaled $425,029 and $315,815 for the years ended December 31, 2024, and 2023, respectively.

The intrinsic value of outstanding stock options as of December 31, 2024, and 2023 was $1,171,313 and $391,283, respectively.

The valuation methodology used to determine the fair value of stock options issued during the year was the Black-Scholes option-pricing model. The Black-Scholes model requires the use of a number of assumptions including the volatility of the stock price, the average risk-free interest rate, and the weighted average expected life of stock options.

The risk-free interest rate assumption is based upon observed interest rates on zero-coupon U.S. Treasury bonds whose maturity period is appropriate for the term of the stock options.

Estimated volatility is a measure of the amount by which the Company's stock price is expected to fluctuate each year during the expected life of the award. The Company's calculation of estimated volatility is based on historical stock prices of the Company's stock over a period equal to the expected life of the awards.

As of December 31, 2024, there was $642,873 of total unrecognized compensation expense related to unvested employee stock options granted under the Company's share-based compensation plans that is expected to be recognized over a weighted average period of approximately 1.37 years.

The weighted average fair value of options granted, and the assumptions used in the Black-Scholes model during the years ended December 31, 2024, and 2023, are set forth in the table below.

	2024	2023
Weighted average fair value of stock options granted	$ 3.69	$ 1.74
Risk-free interest rate	3.84%-4.33%	3.48% - 4.59%
Volatility	122%-159%	133 - 199%
Expected life (years)	3.50-6.00 years	5 – 10 years
Dividend yield	—%	—%

F-22

Share-Based Awards, restricted stock award ("RSAs")

On March 1, 2023, the Company granted certain employees an aggregate of 73,530 RSA's. Compensation as a group amounted to $130,883. The shares vest one third each year for three years after issuance.

On March 28, 2023, the Company granted certain employees an aggregate of 44,942 RSA's. Compensation as a group amounted to $72,357. The shares vest one third each year for three years after issuance.

On March 31, 2023, the Board of Directors resolved that the Company shall issue to Board members an aggregate of 12,500 RSA's. Compensation as a group amounted to $22,750. The shares vest one year after issuance.

On April 10, 2023, the Company granted certain employees an aggregate of 50,000 RSA's. Compensation as a group amounted to $90,000. The shares vest one third each year for three years after issuance.

On June 30, 2023, the Board of Directors resolved that the Company shall issue to Board members an aggregate of 12,500 RSAs. Compensation as a group amounted to $29,125. The shares vest one year after issuance.

On September 30, 2023, the Board of Directors resolved that the Company shall issue to Board members an aggregate of 12,500 RSAs. Compensation as a group amounted to $38,875. The shares vest one year after issuance.

On October 11, 2023, the Company granted certain employees an aggregate of 687 RSA's. Compensation as a group amounted to $2,497. The shares vest one third each year for three years after issuance.

On December 31, 2023, the Board resolved that the Company shall issue to Board members an aggregate of 10,000 RSAs Compensation as a group amount of $28,751. The shares vest one year after issuance.

On January 2, 2024, the Company granted certain employees an aggregate of 70,393 RSAs. Compensation as a group amounted to $156,251. The shares vest one third each year for three years after issuance.

On March 31, 2024, the Board resolved that the Company shall issue to Board members an aggregate of 14,166 RSAs. Compensation as a group amounted to $81,030. The shares vest one year after issuance.

On April 1, 2024, the Company granted certain employees an aggregate of 2,660 RSAs. Compensation as a group amounted to $15,002. The shares vested on grant.

On June 30, 2024, the Board resolved that the Company shall issue to Board members an aggregate of 17,500 RSAs. Compensation as a group amounted to $114,800. The shares vest one year after issuance.

A summary of the activity related to RSAs for the year ended December 31, 2024, is presented below:

Restricted Stock Awards (RSAs)	Shares	Fair Value	
Outstanding non-vested at January 1, 2023	50,000	$	1.89
Granted	216,659		
Vested	(57,500)		
Forfeited	—		
Outstanding non-vested at December 31, 2023	209,159		
Granted	104,719	$	3.98
Vested	(98,816)	$	2.18
Forfeited	(687)		—
Outstanding non-vested at December 31, 2024	214,375	$	2.79

Stock-based compensation for RSA's has been recorded in the consolidated statements of operations and totaled $369,658 and $190,389 for the years ended December 31, 2024, and 2023, respectively.

As of December 31, 2024, there was $333,225 of total unrecognized compensation expense related to unvested RSUs granted under the Company's share-based compensation plans that is expected to be recognized over a weighted average period of approximately 1.1 years.

Common Stock Warrants

A summary of the Company's warrant activity and related information follows:

Schedule of warrant activity and related information

	Number of Shares Under Options	Range of Option Price Per Share	Weighted Average Exercise Price	Weighted Average Contractual Life
Warrant Outstanding at January 1, 2023	2,419,193	$7.43-0.40	$ 6.87	$ 3.67
Warrant Granted	—	—	—	—
Warrant Expired	(3,333)	0.40	0.40	—
Warrant Outstanding at December 31, 2023	2,415,860	$7.43-6.15	$ 6.88	$ 2.67
Warrant Granted	80,000	7.43	7.43	5.00
Warrant Expired	—	—	—	—
Warrant Outstanding at December 31, 2024	2,495,860	$7.43-6.15	$ 6.90	$ 1.66
Warrant Exercisable at December 31, 2024	2,495,860	$7.43-6.15	$ 6.90	$ 1.66

The intrinsic value of outstanding warrants as of December 31, 2024 and 2023 was $0.

Preferred Stock

Liquidation preference

Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution to stockholders, for each share of Series A Preferred Stock held by such holder, an amount per share of Series A Preferred Stock equal to the Original Issue Price for such share of Series A Preferred Stock plus all accrued and unpaid dividends on such share of Series A Preferred Stock as of the date of the Liquidation Event. No Preferred shares are issued as of December 31, 2024.

Conversion

The number of shares of Common Stock to which a share of Series A Preferred Stock may be converted shall be the product obtained by dividing the Original Issue Price of such share of Series A Preferred Stock by the then-effective Conversion Price (as defined herein) for such share of Series A Preferred Stock. The Conversion Price for the Series A Preferred Stock shall initially be equal to $0.02 and shall be adjusted from time to time.

Voting

Each holder of shares of Series A Preferred Stock shall be entitled to the number of votes, upon any meeting of the stockholders of the Corporation (or action taken by written consent in lieu of any such meeting) equal to the number of shares of Class B Common Stock into which such shares of Series A Preferred Stock could be converted.

Dividends

Each share of Series A Preferred Stock, in preference to the holders of all common stock, shall entitle its holder to receive, but only out of funds that are legally available therefore, cash dividends at the rate of ten percent (10%) per annum from the Original Issue Date on the Original Issue Price for such share of Series A Preferred Stock, compounding annually unless paid by the Company. On May 18, 2021, the Company converted 1,401,786 shares of Series A Preferred Stock into 43,806 shares of common stock. Accrued dividends at December 31, 2022, were $0. There are no shares of Series A Preferred Stock outstanding.

Note 9 - Income Taxes

The components of deferred taxes are as follows:

| | Year Ended December 31, | |
	2024	2023
Deferred tax assets:		
Net operating loss carry forwards	$ 2,277,000	$ 2,444,000
Operating Lease – Right of Use Asset	172,496	—
Other	—	195,000
Total deferred tax assets	2,449,496	2,639,000
Deferred tax liabilities:		
Property and equipment	(521,358)	—
Intangibles	(120,123)	(225,000)
Goodwill	(195,154)	—
Right of Use Liability	(158,947)	—
Other	—	(65,000)
Total deferred tax liabilities	(995,582)	(290,000)
Valuation Allowance	(1,492,945)	(2,349,000)
Net deferred taxes	$ (39,031)	$ —

The Company had federal and state net operating tax loss carry-forwards of $7,526,435 and $11,185,137, respectively as of December 31, 2024. The tax loss carry-forwards are available to offset future taxable income with the federal and state carry-forwards beginning to expire in 2029.

During the tax year, the Company claimed a tax credit related to the amortization of goodwill for US federal income tax purposes. However, the tax position underlying the credit may not have the appropriate economic substance to support the claim under current US federal income tax law. The Company is recognizing a naked credit associated with goodwill, where the tax deduction has been claimed based on goodwill that may not be associated with a qualifying transaction as required under income tax provisions.

As of tax year ended December 31, 2024, management has reviewed the relevant tax laws and believes that the tax positions taken are reasonable. Given the potential for challenge by tax authorities, the Company may be exposed to the risk that the credits taken may not be sustained upon examination, which may result in additional tax liabilities and penalties. The amount of any potential tax adjustments to the credits have not been determined at this time.

A reconciliation of the Company's effective income tax rate to the expected income tax rate, computed by applying the federal statutory income tax rate of 21.0% for each of the years ended December 31, 2024 and 2023 to the Company's loss before provision (benefit) for income taxes, is as follows:

	2024	2023
U.S. Federal Statutory Rate	21.0%	21.0%
State Taxes	6.9%	7.3%
Other permanent and prior period adjustments	5.7%	9.1%
Valuation allowance	(37.0)%	(37.4)%
Income tax provision	—%	—%

Note 10 – Litigation

The Company is currently not involved in any litigation that it believes could have a materially adverse effect on its financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of the Company or any of its subsidiaries, threatened against or affecting DSC, its common stock, any of its subsidiaries or of DSC's or DSC's subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Note 11 – Related Party Transactions

Nexxis Capital LLC

Charles M. Piluso (Chairman and CEO) and Harold Schwartz (President) collectively own 100% of Nexxis Capital LLC ("Nexxis Capital"). Nexxis Capital was formed to purchase equipment and provide leases to Nexxis Inc.'s customers. The Company received funds of $7,348 and $32,283 during the year ended December 31, 2024, and 2023, respectively.

Eisner & Maglione CPA's LLC

Lawrence Maglione is a partner of Eisner & Maglione CPA's LLC. The Company paid his firm $31,352 and $34,644 for accounting and due diligence services during the year ended December 31, 2024, and 2023, respectively.

Note 12 – Segment Information

The Company operates in three reportable segments: CloudFirst, CloudFirst Europe and Nexxis. The Company's segments were determined based on its internal organizational structure, the manner in which its operations are managed, and the criteria used by the Company's CODM's which is its Chief Executive Officer and the senior management team, to evaluate performance, which is generally the segment's operating income or losses.

Operations of:	Products and services provided:
CloudFirst Technologies Corporation	CloudFirst provides services from CloudFirst technological assets deployed in six Tier 3 data centers throughout the USA and Canada. This technology has been developed by CloudFirst. Clients are invoiced for cloud infrastructure and disaster recovery on the CloudFirst platforms. Services provided to clients are provided on a subscription basis on long term contracts.
CloudFirst Europe Ltd.	CloudFirst Europe Ltd. provides services from CloudFirst technological assets deployed in three Tier 3 data centers throughout the United Kingdom. This technology has been developed by CloudFirst. Clients are invoiced for cloud infrastructure and disaster recovery on the CloudFirst UK platforms. Services provided to clients are provided on a subscription basis on long term contracts.
Nexxis Inc.	Nexxis is a single-source solution provider that delivers fully-managed cloud-based voice over internet services, data transport, internet access, and SD-WAN solutions focused on business continuity for today's modern business environment.

The following tables present certain financial information related to the Company's reportable segments and Corporate:

As of December 31, 2024

	CloudFirst Technologies	CloudFirst Europe Ltd.	Nexxis Inc.	Corporate	Total
Accounts receivable	$ 2,166,440	$ —	59,018	$ —	$ 2,225,458
Prepaid expenses and other current assets	678,123	62,842	25,056	93,481	859,502
Net Property and Equipment	2,858,664	574,919	2,056	4,017	3,439,656
Intangible assets, net	1,427,006	—	—	—	1,427,006
Goodwill	4,238,671	—	—	—	4,238,671
Operating lease right-of-use assets	575,380	—	—	—	575,380
All other assets	—	—	—	12,514,542	12,514,542
Total Assets	$11,944,284	$ 637,761	$ 86,130	$12,612,040	$25,280,215
Accounts payable and accrued expenses	$ 2,514,439	$ 80,348	$ 78,654	$ 509,938	$ 3,183,379
Deferred revenue	212,390	—	—	—	212,390
Deferred tax liability	—	—	—	39,031	39,031
Total Finance leases payable	17,641	—	—	—	17,641
Total Finance leases payable related party	33,879	—	—	—	33,879
Total Operating lease liabilities	621,930	—	—	—	621,930
Total Liabilities	$ 3,400,279	$ 80,348	$ 78,654	$ 548,969	$ 4,108,250

As of December 31, 2023

	CloudFirst Technologies	Nexxis Inc.	Corporate	Total
Accounts receivable	$ 1,229,820	$ 30,152	$ —	$ 1,259,972
Prepaid expenses and other current assets	419,254	18,157	75,764	513,175
Net property and equipment	2,727,225	2,905	2,644	2,732,774
Intangible assets, net	1,698,084	—	—	1,698,084
Goodwill	4,238,671	—	—	4,238,671
Operating lease right-of-use assets	62,981	—	—	62,981
All other assets	—	—	12,795,362	12,795,362
Total assets	$ 10,376,035	$ 51,214	$ 12,873,770	$ 23,301,019
Accounts payable and accrued expenses	$ 2,020,963	$ 65,161	$ 522,814	$ 2,608,938
Deferred revenue	336,201	—	—	336,201
Finance leases payable	281,241	—	—	281,241
Finance leases payable related party	256,241	—	—	256,241
Operating lease liabilities	63,983	—	—	63,983
Total liabilities	$ 2,958,629	$ 65,161	$ 522,814	$ 3,546,604

For the year ended December 31, 2024

	CloudFirst Technologies	CloudFirst Europe Ltd.	Nexxis Inc.	Corporate	Total
Revenue	$24,152,056	$ —	$ 1,219,247	$ —	$25,371,303
Cost of sales	13,575,937	—	691,999	—	14,267,936
Gross Profit	10,576,119	—	527,248	—	11,103,367
Selling, general and administrative	5,544,276	290,219	619,912	3,218,831	9,673,238
Depreciation and amortization	1,348,614	—	850	774	1,350,238
Total operating expenses	6,892,890	290,219	620,762	3,219,605	11,023,476
Income (Loss) from Operations	3,683,229	(290,219)	(93,514)	(3,219,605)	79,891
Interest income	—	—	—	592,819	592,819
Interest expense	(119,008)	—	—	—	(119,008)
Loss on disposal of equipment	(1,599)	—	—	—	(1,599)
Total Other Income (Expense)	(120,607)	—	—	592,819	472,212
Income (Loss) before provision for income taxes	$ 3,562,622	$ (290,219)	$ (93,514)	$(2,626,786)	$ 552,103

For the year ended December 31, 2023

	CloudFirst Technologies	CloudFirst Europe Ltd.	Nexxis Inc.	Corporate	Total
Revenue	$23,862,649	$ —	$ 1,096,927	$ —	$24,959,576
Cost of sales	14,749,837	—	633,414	—	15,383,251
Gross Profit	9,112,812	—	463,513	—	9,576,325
Selling, general and administrative	5,112,193	—	692,185	2,638,764	8,443,142
Depreciation and amortization	1,300,238	—	705	651	1,301,594
Total operating expenses	6,412,431	—	692,890	2,639,415	9,744,736
Income (Loss) from Operations	2,700,381	—	(229,377)	(2,639,415)	(168,411)
Interest income	—	—	—	542,229	542,229
Interest expense	(74,502)	—	—	—	(74,502)
Total Other Income (Expense)	(74,502)	—	—	542,229	467,727
Income (Loss) before provision for income taxes	$ 2,625,879	$ —	$ (229,377)	$(2,097,186)	$ 299,316

Note 13 - Subsequent Events

The Company has evaluated events that occurred through March 31, 2025, the date that the financial statements were issued, and determined that there have been no events that have occurred that would require adjustments to the Company's disclosures in the financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

As of the end of the period covered by this Annual Report, under the supervision and with the participation of DSC's management, including its principal executive officer and principal financial officer, DSC conducted an evaluation of its disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 13a-15(e) under the Exchange Act defines "disclosure controls and procedures" as controls and other procedures of a company that are designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to a company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that its disclosure controls and procedures were effective at the reasonable assurance level at December 31, 2024.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Accordingly, the Company's disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of its disclosure control system are met. As set forth above, the Company's Chief Executive Officer and Chief Financial Officer have concluded, based on the evaluation as of the end of the period covered by this Report, that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the objectives of its disclosure control system were met.

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15. Internal control over financial reporting is defined in Rule 13a-15(f) and 15(d)-15(f) under the Exchange Act as a process designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Management conducted an assessment of the Company's internal control over financial reporting as of December 31, 2024, based on the framework and criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on the assessment, management concluded that, as of December 31, 2024, the Company's internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

As described above, there were no changes in the Company's internal control over financial reporting during the three months ended December 31, 2024, which would affect, or are reasonably likely to materially affect, its internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "nonRule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item of this Annual Report will be included under the headings "Corporate Governance" and "Committees of the Board of Directors" in our 2025 Proxy Statement, and is incorporated by reference herein.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item of this Annual Report will be included under the headings "Executive Compensation" and "Director Compensation" in the Company's 2025 Proxy Statement, and is incorporated by reference herein.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item of this Annual Report will be included under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Company's 2025 Proxy Statement and is incorporated by reference herein.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item of this Annual Report will be included under the heading "Certain Relationships and Related Party Transactions and Director Independence" in the Company's 2025 Proxy Statement and is incorporated by reference herein.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item of this Annual Report will be included under the heading "Principal Accounting Fees and Services" in the Company's 2025 Proxy Statement and is incorporated by reference herein.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES.

(a)(1) The following financial statements are included in this Annual Report for the fiscal years ended December 31, 2024, and 2023:

1. Report of Independent Registered Public Accounting Firm.

2. Consolidated Balance Sheets as of December 31, 2024, and 2023.

3. Consolidated Statements of Operations for the years ended December 31, 2024, and 2023.

4. Consolidated Statements of Cash Flows for the years ended December 31, 2024, and 2023.

5. Consolidated Statements of Stockholders' Equity for the years ended December 31, 2024, and 2023.

6. Notes to Consolidated Financial Statements.

(a)(2) All financial statement schedules have been omitted as the required information is either inapplicable or included in the Consolidated Financial Statements or related notes.

(a)(3) The exhibits set forth in the accompanying exhibit index on the page preceding the signature page are either filed as part of this report or are incorporated herein by reference:

ITEM 16. FORM 10-K SUMMARY

Not applicable.

Exhibit No.	Description
3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form SB-2 (File No. 333-148167) filed on December 19, 2007).
3.2	Certificate of Amendment to Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Form 8-K (File No. 333-148167) filed on October 24, 2008).
3.3	Certificate of Amendment to Articles of Incorporation (incorporated by reference to Exhibit 3.1 on Form 8-K (File No. 333-148167) filed on January 9, 2009).
3.4	Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form SB-2 (File No. 333-148167) filed on December 19, 2007).
3.5	Amended Bylaws (incorporated by reference to Exhibit 3.2 to Form 8-K (File No. 333-148167) filed on October 24, 2008).
3.6	Form of Certificate of Amendment to the Articles of Incorporation (incorporated by reference to Appendix A to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.7	Form of Certificate of Correction to the Certificate of Amendment to the Articles of Incorporation dated October 7, 2008 (incorporated by reference to Appendix C to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.8	Form of Certificate of Validation and Ratification of the Certificate of Correction to the Certificate of Amendment to the Articles of Incorporation dated October 7, 2008 (incorporated by reference to Appendix C to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.9	Form of Certificate of Correction to the Certificate of Amendment to the Articles of Incorporation dated October 16, 2008 (incorporated by reference to Appendix D to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.10	Form of Certificate of Validation and Ratification of the Certificate of Correction to the Certificate of Amendment to the Articles of Incorporation dated October 16, 2008 (incorporated by reference to Appendix D to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.11	Form of Certificate of Correction to the Certificate of Amendment to the Articles of Incorporation dated January 6, 2009 (incorporated by reference to Appendix E to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.12	Form of Certificate of Validation and Ratification of the Certificate of Correction to the Certificate of Amendment to the Articles of Incorporation dated January 6, 2009 (incorporated by reference to Appendix E to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.13	Form of Certificate of Correction to the Certificate of Amendment to the Articles of Incorporation dated June 24, 2009 (incorporated by reference to Appendix F to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.14	Form of Certificate of Validation and Ratification of the Certificate of Correction to the Certificate of Amendment to the Articles of Incorporation dated June 24, 2009 (incorporated by reference to Appendix F to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).

3.15	Certificate of Designations, Preferences and Rights of Series A Preferred Stock of Data Storage Corporation (incorporated by reference to Appendix F to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.16	Amendment to Bylaws (incorporated by reference to Exhibit 3.1 to Form 8-K (File No. 001-35384) filed May 6, 2024).
4.1	Share Exchange Agreement, dated October 20, 2008, by and among, Euro Trend Inc., Data Storage Corporation and the shareholders of Data Storage Corporation named on the signature page thereto (incorporated by reference to Exhibit 10.1 to Form 8-K/A (File No. 333-148167) filed on June 29, 2009).
4.2	Data Storage Corporation 2010 Incentive Award Plan (incorporated by reference to Exhibit 10.1 on Form S-8/A (File No. 333-169042) filed on October 25, 2010).
4.3	Amended and Restated Data Storage Corporation 2010 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-35384) filed on April 26, 2012).
4.4	Data Storage Corporation 2021 Stock Incentive Plan (incorporated by reference to Appendix B to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
4.5	Representative's Warrant dated May 18, 2021 (incorporated by reference to Exhibit 4.1 to Form 8-K (File No. 001-35384) filed on May 18, 2021).
4.6	Form of Common Stock Warrant (incorporated by reference to Exhibit 4.2 to Form 8-K (File No. 001-35384) filed on May 18, 2021).
4.7	Warrant Agency Agreement, dated May 18, 2021, by and between the Company and VStock Transfer LLC (incorporated by reference to Exhibit 4.3 to Form 8-K (File No. 001-35384) filed on May 18, 2021).
4.8	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 8-K (File No. 001-35384) filed on July 20, 2021).
4.9	Description of Securities (incorporated by reference to Exhibit 4.10 to Annual Report on Form 10-K (File No. 001-35384) filed on March 31, 2023).
10.1	Asset Purchase Agreement by and between ABC Services Inc., and Data Storage Corporation as of October 25, 2016 (incorporated by reference to Exhibit 10.1 to Form 8K (File No. 001-35384) filed on October 31, 2016).
10.2	Asset Purchase Agreement by and between ABC Services II Inc., and Data Storage Corporation as of October 25, 2016 (incorporated by reference to Exhibit 10.2 to Form 8K (File No. 001-35384) filed on October 31, 2016).
10.3	Form of Stockholders Agreement by and between Data Storage Corporation, Nexxis Inc., and John Camello dated November 13, 2017 (incorporated by reference to Exhibit 10.22 to Form 10Q (File No. 001-35384) filled November 19, 2018).
10.4	Form of Employment Agreement between Data Storage Corporation, Nexxis Inc., and John Camello dated November 13, 2017 (incorporated by reference to Exhibit 10.23 to Form 10-Q (File No. 001-35384) filed November 19, 2018).
10.5	Buyout Lease Agreement between Data Storage Corporation and Systems Trading, Inc. dated March 15, 2018 (incorporated by reference to Exhibit 10.6 to Form 10-K (File No. 001-35384) filed March 31, 2021).
10.6	FMV Lease Agreement between Data Storage Corporation and Systems Trading, Inc. dated September 14, 2018 (incorporated by reference to Exhibit 10.7 to Form 10-K (File No. 001-35384) filed March 31, 2021).
10.7	Buyout Lease Agreement DSC003 between Data Storage Corporation and Systems Trading, Inc. dated December 18, 2018 (incorporated by reference to Exhibit 10.8 to Form 10-K (File No. 001-35384) filed March 31, 2021).

10.8	Buyout Lease Agreement DSC004 between Data Storage Corporation and Systems Trading, Inc. dated December 18, 2018 (incorporated by reference to Exhibit 10.9 to Form 10-K (File No. 001-35384) filed March 31, 2021).
10.9	Addendum 1 to Lease DSC003 between Data Storage Corporation and Systems Trading, Inc. dated March 20, 2019 (incorporated by reference to Exhibit 10.10 to Form 10-K (File No. 001-35384) filed March 31, 2021).
10.10	Addendum 1 to Lease DSC004 between Data Storage Corporation and Systems Trading, Inc. dated March 20, 2019 (incorporated by reference to Exhibit 10.11 to Form 10-K (File No. 001-35384) filed March 31, 2021).
10.11	Buyout Lease Agreement DSC006 between Data Storage Corporation and Systems Trading, Inc. dated November 12, 2019 (incorporated by reference to Exhibit 10.12 to Form 10-K (File No. 001-35384) filed March 31, 2021).
10.12	Agreement and Plan of Merger by and between Data Storage Corporation and Flagship Solutions, LLC dated February 4, 2021 (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-35384) filed on February 10, 2021).
10.13	Amendment, dated February 12, 2021, to the Agreement and Plan of Merger by and between Data Storage Corporation, Data Storage FL, LLC, Flagship Solutions, LLC, and the owners of Equity Interests (as defined therein) dated February 4, 2021 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-35384) filed on February 16, 2021).
10.14	Buyout Lease Agreement DSC007 between Data Storage Corporation and Systems Trading, Inc. dated March 4, 2021 (incorporated by reference to Exhibit 10.15 to Form 10-K (File No. 001-35384) filed March 31, 2021).
10.15	Form of Securities Purchase Agreement dated July 19, 2021 between Data Storage Corporation and certain purchasers (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-35384) filed on July 20, 2021).
10.16#	Form of Employment Agreement between Data Storage Corporation and Charles M. Piluso dated March 28, 2023 (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-35384) filed March 31, 2023).
10.17#	Form of Employment Agreement between Data Storage Corporation and Chris H. Panagiotakos dated March 28, 2023 (incorporated by reference to Exhibit 10.2 to Form 8-K (File No. 001-35384) filed March 31, 2023).
10.18	Sublease between Sentinel Benefits Group, LLC and Sentinel Benefits Group, Inc. and Data Storage Corporation, dated as of January 17, 2024 (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-35384) filed March 27, 2024)
10.19#	Employment Agreement Amendment between Data Storage Corporation and Charles M. Piluso (incorporated by reference to Exhibit 10.20 to Form 10-K (File No. 001-35384) filed March 31, 2024).
10.20#	Employment Agreement Amendment between Data Storage Corporation and Chris H. Panagiotakos (incorporated by reference to Exhibit 10.21 to Form 10-K (File No. 001-35384) filed March 31, 2024).
10.21#	Amendment No. 1 to the Data Storage Corporation 2021 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-35384) filed June 24, 2024).
10.22	Equity Distribution Agreement, dated July 18, 2024, by and between Data Storage Corporation and Maxim Group LLC (Incorporated by reference to Exhibit 1.1 to Registration Statement on Form S-3 (File No. 333-280881) filed July 18, 2024)
19.1*	Second Amended and Restated Insider Trading Policy

21.1*	List of Subsidiaries of Data Storage Corporation
23.1*	Consent of Rosenberg Rich Baker Berman P.A., Independent Registered Accounting Firm
24.1*	Power of Attorney – Signature Page
31.1*	Certification of Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a), As adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a), As adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, As adopted Pursuant to Section 906 of the Sarbanes-Oxley Act 2002
32.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, As adopted Pursuant to Section 906 of the Sarbanes-Oxley Act 2002
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to Form 10-K (File No. 001-35384) filed March 31, 2024).
*	Filed herewith
#	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this to this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 31st day of March, 2025.

DATA STORAGE CORPORATION

By: /s/ Charles M. Piluso
Name: Charles M. Piluso
Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)
Date: March 31, 2025

By: /s/ Chris H. Panagiotakos
Name: Chris H. Panagiotakos
Title: Chief Financial Officer
(Principal Financial and Principal Accounting Officer)
Date: March 31, 2025

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles M. Piluso, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Signature	Title	Date
/s/ Charles M. Piluso Charles M. Piluso	Chief Executive Officer (Principal Executive Officer)	March 31, 2025
/s/ Chris H. Panagiotakos Chris H. Panagiotakos	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 31, 2025
/s/ Harold J. Schwartz Harold Schwartz	President, Director	March 31, 2025
/s/ Thomas C. Kempster Thomas Kempster	Executive Vice President of Strategic Development, Director	March 31, 2025
/s/ John Argen John Argen	Director	March 31, 2025
/s/ Lawrence A. Maglione, Jr. Lawrence Maglione	Director	March 31, 2025
/s/ Matthew Grover Matthew Grover	Director	March 31, 2025
/s/ Todd A. Correll Todd Correll	Director	March 31, 2025
/s/ Clifford Stein Clifford Stein	Director	March 31, 2025
/s/ Nancy M. Stallone Nancy M. Stallone	Director	March 31, 2025
/s/Uwayne A. Mitchell Uwayne A. Mitchell	Director	March 31, 2025

EXHIBIT 19.1

DATA STORAGE CORPORATION

SECOND AMENDED AND RESTATED
INSIDER TRADING POLICY

March 27, 2025

The common stock of Data Storage Corporation (the "Company") is publicly traded and there are certain important restrictions and limitations imposed on your ability to trade Company common stock under the federal securities laws. The purchase or sale of Company common stock while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company's common stock, is prohibited by the federal securities laws. Insider trading violations are pursued vigorously by the U.S. Securities and Exchange Commission (the "SEC") and the U.S. Attorneys and are punished severely. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent insider trading by company personnel.

The Need For a Policy Statement

The Company's Board of Directors has adopted this Second Amended and Restated Insider Trading Policy (the "Policy Statement") both to satisfy the Company's obligation to prevent insider trading and to help Company personnel avoid the severe consequences associated with violations of the insider trading laws. The Policy Statement also is intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company (not just so-called insiders). We have all worked hard to establish a reputation for integrity and ethical conduct, and we cannot afford to have that reputation damaged.

The Consequences

The consequences of an insider trading violation can be severe. Company personnel (or their tippees) who trade on inside information are subject to the following penalties:

● A civil penalty of up to three times the profit gained or loss avoided;
● A criminal fine of up to $1,000,000 (no matter how small the profit); and
● A jail term of up to ten years.

Also, an employee who tips information to a person who then trades is subject to the same penalties as the tippee, even if the employee did not trade and did not profit from the tippee's trading. The Company and its supervisory personnel, if they fail to take appropriate steps to prevent illegal insider trading, are subject to the following penalties:

● A civil penalty of up to $1,000,000 or, if greater, three times the profit gained or loss avoided as a result of the employee's violation; and
● A criminal penalty of up to $2,500,000 dollars.

An employee's failure to comply with this Policy Statement may subject the employee to Company-imposed sanctions, including dismissal for cause, whether or not the employee's failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish one's reputation and irreparably damage a career.

Statement of Policy

It is the policy of the Company that no director, officer or other employee of the Company who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities, (a) buy or sell securities of the Company (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1), or engage in any other action to take personal advantage of that information, or (b) pass that information on to others outside the Company, including family and friends. In addition, it is the policy of the Company that no director, officer or other employee of the Company who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company's securities until the information becomes public or is no longer material.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not excepted from the policy. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct.

Blackout Periods. All directors, officers and other employees are prohibited from trading in the Company's securities during blackout periods. The blackout period restrictions will be in addition to, and not in lieu of, the other restrictions and limitation imposed by this Policy Statement, and the failure of management to designate a person as being subject to a blackout will not relieve that person of the obligation to refrain from trading while aware of material nonpublic information.

All directors, officers and other employees are prohibited from trading in the Company's securities during blackout periods.

(a)   Quarterly Blackout Periods. Trading in the Company's securities is prohibited beginning with the 15th day of the third month of each quarter and ending at the close of the second full trading day (day on which the stock market is open) after disclosure of the quarter's financial results. During these periods, Covered Persons generally possess or are presumed to possess material non-public information about the Company's financial results.

(b)   Other Blackout Periods. From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or new product developments) may be pending and not be publicly disclosed. While such material non-public information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company's securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.

Disclosure Of Information To Others. The Company is required under Regulation FD of the federal securities laws to avoid the selective disclosure of material nonpublic information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. You may not, therefore, disclose information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. You also may not discuss the Company or its business in an internet "chat room" or similar internet-based forum.

Material Information. "Material" information is any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect the Company's stock price, whether it is positive or negative, should be considered material. Some examples of information that ordinarily would be regarded as material are:

● Projections of future earnings or losses, or other earnings guidance

● Earnings that are inconsistent with the consensus expectations of the investment community

● A pending or proposed merger, acquisition or tender offer

● A pending or proposed acquisition or disposition of a significant asset

● A change in dividend policy, the declaration of a stock split, or an offering of additional securities

● A change in management

● Development of a significant new product or process

● Impending bankruptcy or the existence of severe liquidity problems

● The gain or loss of a significant customer or supplier

Twenty-Twenty Hindsight. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

__When Information is "Public."__ If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace (such as by press release or an SEC filing) and the investing public has had time to absorb the information fully. Information will not be considered fully absorbed by the marketplace until after **the second business day after the information is released**. If, for example, the Company were to make an announcement on a Monday, you should not trade in the Company's securities until Thursday. If an announcement were made on a Friday, Wednesday would be the first eligible trading day.

__Transactions by Family Members__. This Policy Statement also applies to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in company securities). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in the Company's securities.

__Stock Option Exercises__. This Policy Statement does not apply to the exercise of an employee stock option. The policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option (if such is permitted by the Company), or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

__Margin Loans and Stock Pledges__. Securities held in a margin account may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the borrower is aware of material nonpublic information or otherwise is not permitted to trade in Company stock, directors, officers, and other employees are prohibited from holding Company stock in a margin account or pledging Company stock as collateral for a loan.

__Short Sales__. No director, officer, or employee may, directly or indirectly, sell any equity security, including derivatives, of the Company if the person selling the security or his principal (1) does not own the security sold, or (2) if owning the security, does not deliver it against such sale within 20 days thereafter, or does not within five days after such sale deposit it in the mail or other usual channels of transportation. A "short sale" is any transaction whereby one may benefit from a decline in the Company's stock price. Short sales of the Company's securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller's incentive to improve the Company's performance. For these reasons, short sales of the Company's securities are prohibited by this Policy Statement.

__Short-term Trades__. An employee's short-term trading of the Company's securities may be distracting to the employee and may unduly focus the employee on the Company's short-term stock market performance instead of the Company's long-term business objectives. For these reasons, any director, officer, or other employee of the Company who purchases Company securities in the open market may not sell any company securities of the same class or type during the six months following the purchase.

__Publicly Traded Options__. A transaction in options is, in effect, a bet on the short-term movement of the Company's stock and therefore creates the appearance that the director or employee is trading based on inside information. Transactions in options also may focus the director's or employee's attention on short-term performance at the expense of the Company's long-term objectives. Accordingly, transactions in puts, calls, or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy Statement.

__Prohibition on Speculation and Hedging__. Investing in the Company's securities provides an opportunity to share in the long-term growth of the Company. In contrast, short-term speculation based on fluctuations in the market for the Company's securities may be distracting, and may unduly focus the Company's directors, officers and employees on the Company's short-term stock market performance. Furthermore, such activities may put the potential for personal gain in conflict with the best interests of the Company and its securityholders or create the appearance of improper or inappropriate conduct involving the Company's securities. As such, directors, officers, and employees may not engage in any hedging or monetization transactions with respect to the Company's securities, including by trading in put or call options, warrants, swaps, forwards and other derivatives or similar instruments on the Company's securities, or by selling the Company's securities "short." Anyone may, of course, in accordance with this Policy Statement and other Company policies, exercise options granted to them by the Company.

Prohibition on Pledging. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on a loan. Because a margin sale or foreclosure sale may occur at a time when a person is aware of material, nonpublic information or otherwise not permitted to trade in the Company's securities, the Company's directors, officers, and employees are prohibited from holding the Company's securities in a margin account or otherwise pledging the Company's securities in any way including as collateral for a loan.

Post-Termination Transactions. The Policy Statement continues to apply to your transactions in Company securities even after you have terminated employment. If you are in possession of material nonpublic information when your employment terminates, you may not trade in Company securities until that information has become public or is no longer material.

Additional Restrictions Applicable to Executive Officers, Directors, and Key Employees

In addition to the restrictions set forth above, persons who serve as directors, executive officers, and key employees of the Company, as well as officers, directors, and key employees of certain subsidiaries of the Company (collectively referred to as "Covered Persons"), are subject to additional restrictions on when they may purchase or sell Company common stock. YOU WILL BE NOTIFIED BY THE COMPANY IF THE COMPANY CONSIDERS YOU TO BE A "COVERED PERSON."

The Company has adopted that policy that all Covered Persons must contact the Company's CEO in advance of making any commitment to purchase (or otherwise acquire) or sell (or otherwise dispose of) Company stock. In addition, a Covered Person is only permitted to purchase or sell Company common stock during four "window periods," provided that the Covered Person is not then in possession of material nonpublic information concerning the Company. These window periods begin on the third trading day after the Company's public release of its quarterly or annual results of operations. Each window period lasts for thirty (30) calendar days. However, even if a Covered Person desires to sell Company common stock during a window period, the Covered Person must still pre-clear the trade with the CEO to ensure that no inadvertent violation of the insider trading laws occurs. Sales outside the window periods may be allowed under certain limited circumstances (such as sales pursuant to a pre- approved trading plan that complies with SEC Rule 10b5-1), provided of course that no material nonpublic information then exists concerning the Company and you pre-clear your transaction with the CEO.

Company Transactions

From time to time, the Company may engage in transactions in its own securities. It is the Company's policy to comply with all insider trading laws, rules and regulations, and any applicable listing standards when engaging in transactions in its own securities.

Company Assistance

The Company has designated Chris Panagiotakos as its current Insider Trading Compliance Officer. Please direct your questions as to any of the matters discussed in this Policy Statement or its application to any proposed transaction to Chris Panagiotakos at cpanagiotakos@datastoragecorp.com or 631-389-3156. Ultimately, however, the responsibility for adhering to this Policy Statement and avoiding unlawful transactions rests with the individual employee.

Acknowledgment

EMPLOYEE/DIRECTOR/OFFICER/COMPANY
Signature:
Printed Name:
Address:
Date:

Exhibit 21.1

Subsidiaries of Data Storage Corporation

Name of Subsidiary	Jurisdiction of Incorporation or Organization
CloudFirst Technologies Corporation	Delaware
Data Storage FL, LLC	Florida
Flagship Solutions, LLC	Florida
Information Technology Acquisition Corporation	Delaware
Nexxis Inc.	Nevada
CloudFirst Europe Ltd.	United Kingdom

Exhibit 23.1

We consent to the incorporation by reference of the Registration Statements on Form S-3 (No. 333-257812) and (No. 333-280881) and the Registration Statements on Form S-8 (333-169042), (333-257348), (333-272399) and (333-280622) pertaining to the Data Storage Corporation 2021 Stock Incentive Plan, of our report dated March 31, 2025, with respect to the audited financial statements of Data Storage Corporation, included in its Annual Report on Form 10-K for the year ended December 31, 2024.

/s/ Rosenberg Rich Baker Berman, P.A.

Somerset, New Jersey

March 31, 2025

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14(a) OR RULE 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Charles M. Piluso, certify that:

1. I have reviewed this Annual Report on Form 10-K of Data Storage Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2025

/s/ Charles M. Piluso
_____
Charles M. Piluso
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14(a) OR RULE 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Chris H. Panagiotakos, certify that:

1. I have reviewed this Annual Report on Form 10-K of Data Storage Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2025

/s/ Chris H. Panagiotakos
Chris H. Panagiotakos
Principal Accounting Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES OXLEY ACT OF 2002
CERTIFICATION**

In connection with the Annual Report of Data Storage Corporation (the "Company") on Form 10-K for the period ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Charles M. Piluso, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Charles M. Piluso
Charles M. Piluso
Chief Executive Officer

March 31, 2025

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES OXLEY ACT OF 2002
CERTIFICATION**

In connection with the Annual Report of Data Storage Corporation (the "Company") on Form 10-K for the period ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Chris H. Panagiotakos, Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Chris H. Panagiotakos
Chris H. Panagiotakos
Principal Accounting Officer

March 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A

Amendment No. 1

(Mark One)

☒ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to___________________________

Commission File No. 000-54579

DATA STORAGE CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	**98-0530147**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
225 Broadhollow Road, Suite 307 Melville, NY	**11747**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 564-4922**

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	DTST	The Nasdaq Capital Market
Warrants to purchase shares of Common Stock, par value $0.001 per share	DTSTW	The Nasdaq Capital Market

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.001 per share
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 5(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation ST (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company and an "emerging growth company." See the definitions of "large accelerated filer," "accelerated filer" "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐
Non-accelerated filer ☒   Smaller reporting company ☒
                                                   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☒

As of June 28, 2024, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Company's voting and non-voting common equity held by non-affiliates of the Registrant was $26,955,729.

The number of shares of the registrant's common stock outstanding as of March 27, 2025, was 7,094,081.

Documents incorporated by reference: None.

EXPLANATORY NOTE

Data Storage Corporation (the "Company") is filing this Amendment No. 1 on Form 10-K/A (this "Amendment") to amend its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the "SEC") on March 31, 2025 (the "Original 10-K").

This Amendment is being filed for the sole purpose of including the information required by Part III of this Annual Report on Form 10-K that was intended to be incorporated by reference to the Company's definitive proxy statement relating to the 2025 annual meeting of stockholders because such proxy statement will not be filed with the Securities and Exchange Commission within 120 days after the end of the Company's fiscal year ended December 31, 2024. As required by the SEC, this Amendment includes new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed as Exhibits 31.3 and 31.4, hereto. Because no financial statements are contained within this Amendment, we are not filing currently dated certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Except as described above, the Company has not modified or updated the Original 10-K or the financial statements included therein or modified any disclosures contained in the Original 10-K. Accordingly, this Amendment, with the exception of the foregoing, does not reflect events occurring after the date of filing of the Original 10-K, or modify or update any disclosures affected by subsequent events. Consequently, all other information not affected by the correction described above is unchanged and reflects the disclosures and other information made at the date of the filing of the Original 10-K and should be read in conjunction with our filings with the SEC subsequent to the filing of the Original 10-K, including amendments to those filings, if any.

Data Storage Corporation
Table of Contents

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth the names, ages, and positions of the Company's executive officers and directors. Executive officers are elected annually by its Board of Directors. Each executive officer holds his office until he resigns, is removed by the Board, or his successor is elected and qualified. Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

Name	Age	Position
Charles M. Piluso	71	Chairman of the Board, Chief Executive Officer
Chris H. Panagiotakos	52	Chief Financial Officer
Harold J. Schwartz	60	Director, President
Thomas C. Kempster	58	Director, Executive Vice President
John Argen	70	Director
Lawrence A. Maglione, Jr.	63	Director
Matthew Grover	57	Director
Todd A. Correll	57	Director
Clifford Stein	67	Director
Nancy M. Stallone	64	Director
Uwayne A. Mitchell	41	Director

Charles M. Piluso, *Chairman of the Board and, Chief Executive Officer*

Mr. Piluso holds the positions of Chairman of the Board and Chief Executive Officer for the Company since 2008. Charles M. Piluso has served as Chairman of the Board and Chief Executive Officer of Data Storage Corporation since 2008 and as Treasurer since 2020. He co-founded CloudFirst Technologies Corporation, a subsidiary of Data Storage Corporation, in 2001. Previously, he founded North American Telecommunication Corporation, a facilities-based Competitive Local Exchange Carrier, serving as Chairman and President from 1997 to 2000. From 1990 to 1997, he was Chairman and Founder of International Telecommunications Corporation, a facilities-based international carrier licensed by the Federal Communications Commission. ITC was part of a consolidation strategy that went public in 1997 for $800 million. Piluso holds a bachelor's degree, a Master of Arts in Political Science and Public Administration, and a Master of Business Administration from St. John's University. He was an Instructor at St. John's University's College of Business from 1986 to 1988. He served on the Board of Trustees of Molloy College from 2001 to 2013, the Board of Governors at St. John's University from 2001 to 2016, and is a Governor Emeritus. He currently serves on the Board of Advisors for the Nassau County Police Department Foundation.

We believe that Mr. Piluso's technical expertise and management experience in the technology and communications sectors make him qualified to serve as a member of our Board.

Chris H. Panagiotakos, *Chief Financial Officer*

Mr. Panagiotakos assumed the role of Chief Financial Officer for the Company on May 18, 2021. Additionally, he assumed the role of Treasurer in 2024. Prior to joining us, he served as the Vice President, Corporate Controller of Cineverse Corp., formerly Cinedigm Corp., from April 2017 to March 2021. In this capacity, he oversaw the company's accounting function, managed external audits, ensured compliance, and implemented controls while also focusing on staff training and development. Preceding his tenure as Vice President, Corporate Controller, Mr. Panagiotakos held the position of Corporate Assistant Controller at Cinedigm Corp. from October 2013 to April 2017. With over 2 decades of experience in public company accounting, Mr. Panagiotakos brings a wealth of expertise to our financial leadership team. His extensive background includes various roles within the accounting department at Young Broadcasting Inc. from September 2004 to October 2013, including serving as Controller of one of its divisions and as Assistant Corporate Controller. Mr. Panagiotakos is a Certified Public Accountant and holds a Bachelor of Business Administration in Accounting from Bernard M. Baruch College, as well as a Master of Business Administration from Texas A&M University-Commerce. His comprehensive knowledge and proficiency in public company accounting matters make him a valuable asset to our financial operations.

Harold J. Schwartz, *President and Director*

Mr. Schwartz assumes the pivotal roles of President and Director at our organization, a position he has held since December 2016. His contributions to the Company's success extend beyond his tenure as Treasurer from 2016 to 2020. Additionally, he serves as President of CloudFirst and holds a seat on its board of directors. With a professional background spanning from 1988 to 2016, Mr. Schwartz served as Vice President of ABC Services, Inc., a company he co-founded. During his tenure, he played a key role in steering the strategic direction, operations, and business development of ABC Services and other affiliated ventures. Over the course of three decades, Mr. Schwartz has leveraged his expertise in IBM business systems, business continuity, and cybersecurity to empower organizations in enhancing IT performance, safeguarding data, and optimizing costs. Mr. Schwartz's entrepreneurial spirit led him to establish Systems Trading, Inc. in 1997, a technology leasing company, where he currently serves as Chief Executive Officer and President. Prior to founding these ventures, he honed his skills collaborating with various IBM business partners. Mr. Schwartz obtained his bachelor's degree in business from California State University in San Bernardino.

We hold confidence in Mr. Schwartz's leadership acumen and qualifications to serve as President and Board member, underpinned by his track record of steering companies to success. His extensive experience in marketing, sales, and business development, coupled with his industry knowledge, makes him an asset to our organization.

Thomas C. Kempster, *Executive Vice President and Director*

Mr. Kempster brings a wealth of experience to his role as Executive Vice President and Director, a position he has held since February 2020, along with his membership on our Board since December 2016. He also serves as the Chief Experience Officer (CXO) of our CloudFirst subsidiary from January 2024 to current. . Prior to this position, Mr. Kempster served as the Chief Executive Officer of Flagship Solutions Group until 2024 and President of Service Delivery with Data Storage Corporation until 2021. Prior to joining Data Storage Corporation, Mr. Kempster founded ABC Services in 1994 and served as its founder and president until 2016. ABC Services provided Managed Services, equipment, and software sales and specialized in IBM Power systems. In 2012, ABC Services launched a joint venture, Secure Infrastructure and Services (SIAS), with Data Storage Corporation to provide Infrastructure-as-a-Service (IaaS) and Disaster Recovery-as-a-Service, (DRaaS) to IBM Power system customers in North America. In 2016, ABC Services was acquired by Data Storage Corporation.

We firmly believe that Mr. Kempster's extensive industry experience and diverse skill set make him exceptionally qualified to serve as a member of our Board. His practical expertise spans various competencies, underlining his valuable contributions to our organization's strategic direction and operational excellence.

John Argen, *Director*

With a tenure spanning since October 2008, Mr. Argen brings his expertise to our Board as a seasoned Business Consultant and Developer, specializing in information technology, telecommunications, and construction industries. His impressive 40-year career encompasses a wide spectrum of experiences, ranging from working with small business owners to Fortune 500 firms. As the CEO and founder of DCC Systems from 1992 to 2003, Mr. Argen demonstrated exceptional leadership in building the firm from the ground up, steering it to produce gross revenues exceeding $100 million in 2000. His innovative approach to Technology Design/Build Construction Development and Consulting Solutions earned accolades, including features on NBC's "Business Now" for his groundbreaking Technology Construction Management methodology. Prior to DCC Systems, Mr. Argen held senior management positions at ITT and Metromedia for 15 years and served as VP of Engineering & Operations at DataNet, a Wilcox & Gibbs company, for 2 years. Throughout his career, he has been deeply involved in Operations, Marketing, Systems Engineering, Telecommunications, and Information Technology, overseeing technology-related and construction projects worth over a billion dollars. Mr. Argen's commitment to continued education is evident in his completion of over 2000 hours of corporate-sponsored courses. He holds a BPS in Finance from Pace University and a Federal Communication Commission (FCC) Radio Telephone 1st Class License, further underscoring his dedication to professional growth and development.

We believe that Mr. Argen's practical experience in managing the growth of companies, particularly in the technology and communication sectors, coupled with his knowledge and understanding of the industry, make him an asset to our Board. His insights and approaches will undoubtedly contribute to our ongoing success and growth initiatives.

Lawrence A. Maglione, Jr., *Director*

Mr. Maglione has been a member of our Board since October 2002, bringing with him a wealth of expertise in financial management and accounting. Additionally, he has served as a director of CloudFirst since August 29, 2001. As a partner in the accounting firm Eisner & Maglione CPAs, LLC. since January 2007, Mr. Maglione has demonstrated his prowess in financial stewardship and strategic guidance. With 35 years of experience in financial management, Mr. Maglione's journey with our Company traces back to its inception in 2002. Additionally, he co-founded North American Telecommunications Corporation, a local telecommunications service provider. During his tenure at North American, Mr. Maglione held the roles of Chief Financial Officer and Executive Vice President, overseeing all finance, legal, and administration functions. Mr. Maglione's professional career also encompasses over 35 years in public accounting, across various industries, including technology, retail services, and manufacturing. His educational background includes a Bachelor of Science degree in Accountancy from Hofstra University and a Master of Science in Taxation from Long Island University. He is also a Certified Public Accountant and a member of the New York State Society of CPAs.

We are confident that Mr. Maglione's extensive experience, leadership, and understanding of industry dynamics make him an invaluable asset to our Board, contributing to our strategic vision and financial growth.

Todd A. Correll, *Director*

Mr. Correll brings experience and expertise to our Board, having previously served as a member from August 2014 until September 2017, before being reappointed on November 5, 2019. His extensive background includes roles as a financial and operations executive consultant and board member for SACo, a prominent online retail operation from 2017 to 2022. From 2001 to 2017, Mr. Correll served as the CEO of Broadsmart Florida, Inc. ("Broadsmart"), a facility-based VoIP carrier, where he played a pivotal role in its transformation from a local phone company to a nationwide carrier offering IP-based dial tone, broadband, and ancillary services. His leadership was instrumental in Broadsmart's growth and eventual acquisition by Magic Jack in 2016 for $42 million. Despite the acquisition, Mr. Correll continued to serve as CEO until 2017. Mr. Correll's educational background includes studies at Syracuse University, and he holds both a pilot's license and a USCG Captain's license, indicative of his diverse skill set and dedication to excellence.

We believe that Mr. Correll's experience, particularly in the telecommunications and technology sectors, along with his proven track record of leadership and strategic insight, make him an invaluable addition to our Board, contributing to our continued growth and success.

Matthew Grover, *Director*

Mr. Grover has been a valued member of our Board since November 5, 2019. He brings with him a wealth of experience garnered from his impressive 23-year career at Altice USA, where he held various leadership positions, culminating in his role as Chief Revenue Officer (CRO). Altice USA stands as one of the nation's foremost providers of broadband communications and video services, serving approximately 4.9 million residential and business customers across 21 states through its Optimum and Suddenlink brands. During his tenure, Mr. Grover played a pivotal role in steering Altice USA's growth trajectory, overseeing diverse functions such as sales, retention, marketing, and product in both the B2C and B2B segments. Mr. Grover's journey at Altice USA commenced in 2001 when he joined the Lightpath division as Director of Sales Planning. Over the years, he demonstrated exceptional leadership and strategic acumen, earning promotions to increasingly senior roles. Notably, he served as Vice President and General Manager of Optimum West Commercial Services, where he managed all B2B operations across the Rocky Mountain States until its acquisition by Charter Communications in 2013. Subsequently, as Senior Vice President of Commercial Sales, Product, and Marketing, Mr. Grover played a pivotal role in driving commercial initiatives and expanding market reach. Prior to his tenure at Altice USA, Mr. Grover held several management positions over nearly a decade, including roles at North American Telecom and AT&T, where he honed his skills in sales, marketing, operations, and product. In addition to his corporate achievements, Mr. Grover is actively engaged in serving the community and academia. He previously contributed his expertise as a member of the Board of Trustees at Molloy College in Rockville Centre, New York. Mr. Grover holds a BA in Economics from Stony Brook University and earned his MBA from the University of Southern California.

We believe that Mr. Grover is qualified to serve as a member of our Board because of his practical experience in a broad range of competencies including his public company operations experience, coupled with his strategic insight and commitment to excellence.

Clifford Stein, *Director*

Mr. Stein was appointed to the board of directors on January 12, 2024, and is the Chief Executive Officer of Savitar Realty Advisors, a real estate advisory firm founded by him in 1988. Savitar, along with its affiliates, invests in and manages real estate projects in many areas of the US, and develops and invests in oil and gas properties in the Northern US, and provides consulting and management services to lenders and financial institutions on nonperforming real estate assets. He is an attorney and has been a member of the Florida Bar Association since 1982. Mr. Stein has acted as an expert witness in various litigation matters involving real estate transactions and has been appointed as a Receiver, an Examiner and a Trustee in state and federal courts. Mr. Stein previously served on our board of directors from June 2010 to November 2020.

We believe that Mr. Stein is qualified to serve as a member of our Board because of his leadership and legal experience.

Nancy M. Stallone, *Director*

Ms. Stallone was appointed as Director on March 5, 2024. With a background in accounting and finance, treasury and risk management, corporate governance and corporate leadership, she brings a wealth of experience to our Board. Since June 2016, Ms. Stallone has held the positions of Corporate Treasurer and Assistant Corporate Secretary at Comtech Telecommunications Corp., a global technology leader providing terrestrial and wireless network solutions, next-generation 9-1-1 emergency services, satellite and space communications technologies, and cloud-native capabilities to commercial and government customers worldwide. Prior to this role, she served as Vice President of Finance from 2006 to 2016 and as Corporate Secretary from 2016 to October 2023. Ms. Stallone's career journey includes key financial leadership roles, including Vice President of Internal Audit at Atkins Nutritionals, Inc. from 2004 to 2006 and Chief Financial Officer of North America for Techpack America, Inc., a division of Albéa Group, from 1996 to 2004. Prior to that, she held the position of Senior Manager at Deloitte & Touche LLP, where she provided financial services to various public and private companies in the manufacturing, distribution, and service industries from 1983 to 1996. A Certified Public Accountant in New York State and member of the American Institute of Certified Public Accountants, Ms. Stallone holds a Bachelor of Science in Accounting from Long Island University and an Executive MBA from St. Joseph's University. Her commitment to education is further reflected in her previous role as an adjunct professor in accounting at St. Joseph's University. Ms. Stallone's diverse expertise in finance and accounting, treasury and risk management coupled with her extensive experience in corporate governance, makes her a valuable addition to our Board. We are confident that her strategic insights and financial acumen will contribute significantly to our Company's continued growth and success.

We believe that Ms. Stallone is qualified to serve as a member of our Board because of her accounting and business experience.

Uwayne A. Mitchell, *Director*

Mr. Mitchell was appointed to the Board of Directors on March 5, 2024, and has served since December 2021 as privacy counsel to Riskonnect Inc. providing privacy legal advice on business projects and initiatives. From April 2021 until December 2021, he served as counsel to the data privacy team at The Government Employees Insurance Company (GEICO). From May 2018 until April 2021, he was an associate at the Law Office of Goldstein, Flecker & Hopkins. In 2005, upon graduation from New York Institute of Technology, Mr. Mitchell worked at the Company as a computer technician. In 2009, he worked full-time at DSC in the daytime and attended law school at St. John's Law School, evening division, at night. Mr. Mitchell holds a Juris Doctor from St. John's University School of Law.

We believe that Mr. Mitchell is qualified to serve as a member of our Board because of his industry and legal experience.

Composition of our Board of Directors

Our Board of Directors currently consists of ten members. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation, or removal. There are no family relationships among any of our directors or executive officers.

Director Independence

Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of our Board of Directors. The Listing Rules of the Nasdaq Stock Market (the "Nasdaq Listing Rules"), as well as those of the SEC, impose several requirements with respect to the independence of our directors. Our Board of Directors has conducted a review of its proposed composition, the composition of its proposed committees and the independence of each director in accordance with these rules. With the exception of Charles M. Piluso, Harold J. Schwartz and Thomas C. Kempster, our Board has determined that all of our present directors and our former directors are independent, in accordance with the Nasdaq Listing Rules. Our Board has determined that, under the Nasdaq Listing Rules, Charles M. Piluso, Harold J. Schwartz and Thomas C. Kempster are not independent directors because they are employees of the Company or its subsidiaries.

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board has determined that John Argen, Nancy M. Stallone, Matthew Grover, Todd A. Correll, Lawrence A Maglione, Jr. and Uwayne Mitchell do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the Nasdaq Listing Rules and the SEC. In making this determination, our Board of Directors considered relationships that each director has with the Company, including the transactions described in Part III, Item 13 – Certain Relationships and Related Transactions, and Director Independence. Our Board has also determined that: John Argen (Chair), Nancy M. Stallone and Matthew Grover are independent under the Nasdaq Listing Rules' independence standards for the members of our Board's audit committee (the "Audit Committee"); Matthew Grover (Chair) and Todd A. Correll are independent under the Nasdaq Listing Rules independence standards for the members of our Board's compensation committee (the "Compensation Committee"); and Lawrence A. Maglione, Jr. (Chair) and John Argen are independent under the Nasdaq Listing Rules' independence standards for the members of our Board's Nominating & Corporate Governance committee (the "Nominating & Corporate Governance Committee").

Term of Office

Our directors are elected for one-year terms to hold office until the next annual meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our Board and hold office until removed by the Board.

Committees of the Board of Directors

The Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating & Corporate Governance Committee.

Audit Committee

The Company has an Audit Committee consisting of non-executive directors each of whom the Board has determined is an independent director pursuant to the Nasdaq Listing Rules. The Audit Committee members are John Argen (Chair), Clifford Stein and Nancy M. Stallone. The Board has determined that Nancy M. Stallone is an "Audit Committee Financial Expert" as defined by SEC rules and regulations. The Audit Committee operates pursuant to a written charter adopted by the Board, which is available on our website at *www.dtst.com*. The charter describes in more detail the nature and scope of responsibilities of the Audit Committee.

Compensation Committee

The Company has a Compensation Committee consisting of non-executive directors each of whom the Board has determined is an independent director pursuant to the Nasdaq Listing Rules. The Compensation Committee members are Todd A. Correll, Matthew Grover and Clifford Stein. The Compensation Committee operates pursuant to a written charter adopted by the board of directors, which is available on our website at *www.dtst.com*. The charter describes in more detail the nature and scope of responsibilities of the Compensation Committee.

Nominating & Corporate Governance Committee

The Company has a Nominating & Corporate Governance Committee consisting of non-executive directors, each of whom the Board has determined is an independent director pursuant to the Nasdaq Listing Rules. The Nominating & Corporate Governance Committee members include Lawrence A. Maglione, Jr. (Chair) and John Argen. The Nominating & Corporate Governance Committee operates pursuant to a written charter adopted by the board of directors, which is available on our website at *www.dtst.com*. The charter describes in more detail the nature and scope of responsibilities of the Nominating & Corporate Governance Committee.

The Company does not have a formal diversity policy. However, the Nominating & Corporate Governance Committee evaluates each individual in the context of the Board of Directors as a whole, with the objective of recommending individuals that can best perpetuate the success of our business and represent stockholder interests through the exercise of sound business judgment and diversity of experience in various areas. We believe our current directors possess diverse professional experiences, skills, and backgrounds, in addition to, among other characteristics, high standards of personal and professional ethics, proven records of success in their respective fields, and valuable knowledge of our business and industry.

Merger and Acquisition Committee

The Company has a merger and acquisition committee (the "M&A Committee") consisting of non-executive directors. The Merger and Acquisition Committee members are Lawrence A. Maglione, Jr. (Chair), John Argen, and Todd A. Correll.

Cyber Security & Risk Committee

The Company has a cyber security & risk committee (the "Cyber Security & Risk Committee") consisting of non-executive directors. The Cyber Security & Risk Committee members are Matthew Grover (Chair), and Uwayne A. Mitchell.

Family Relationships

One full-time employee is the son and directly reports to John Camello, President of Nexxis Inc.

Code of Ethics

The Company has adopted a Code of Ethics and Conduct applicable to its Directors, Officers, and Employees. A copy of our Code of Ethics and Conduct is available on our website at *www.dtst.com*. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq Capital Market rules concerning any amendments to, or waivers from, any provision of the Code of Ethics and Conduct. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Annual Report.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act requires that our directors and executive officers and persons who beneficially own more than 10% of our common stock (referred to herein as the "reporting persons") file with the SEC various reports as to their ownership of and activities relating to our common stock. Such reporting persons are required by the SEC regulations to furnish us with copies of all Section 16(a) reports they file. Based solely on our review of copies of the reports filed with the SEC and the written representations of our directors and executive officers, we believe that the following reports were untimely: Form 4 filed by John Argen on January 3, 2024, Form 4 filed by each of Thomas Kempster, Charles Piluso, Harold Schwartz and Christos Panagiotakos on March 5, 2024, Form 3 filed by Uwayne Mitchell on March 18, 2024, Form 3 filed by Nancy Stallone on April 2, 2024, Form 4 filed by each of Charles Piluso and Christos Panagiotakos on April 2, 2024, and Form 4 filed by each of Clifford Stein and Uwayne Mitchell on April 3, 2024.

Insider Trading Policy

We have adopted a second amended and restated insider trading policy (the "Trading Policy") that is designed to promote compliance with federal securities laws, rules and regulations, as well as the rules and regulations of the Nasdaq Stock Market. The Trading Policy prohibits trading in certain circumstances and applies to us and all of our directors, officers and employees as well as anyone associated with the Company who have access to material nonpublic information of DSC (the "Covered Persons"). It sets forth DSC's standards on trading and causing the trading of our securities or securities of other publicly traded companies while in possession of material nonpublic information and provides that all Covered Persons shall not purchase securities or other financial instruments, or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of equity securities granted as compensation to, or held directly or indirectly by, those persons. The Insider Trading Policy also incorporates anti-pledging provisions. Consequently, no employee, executive officer or director may enter into a hedge or pledge of the Company's common stock, including short sales, derivatives, put options, swaps and collars. Additionally, our Trading Policy imposes special additional trading restrictions applicable to all of our directors, executive officers and key employees. The Trading Policy is annexed to this Annual Report as an exhibit and the full text of the Trading Policy is available on our website at *www.dtst.com*.

ITEM 11. EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by the Company during the fiscal years ended December 31, 2024, and December 31, 2023, in all capacities for the accounts of our executive officers, including the Chief Executive Officer.

Summary Compensation Table

Name & Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Charles M. Piluso, Chief Executive Officer, Treasurer and Chairman of the Board	2024	$250,000	$200,000	$ 50,000	$ 34,907	—	$ 17,298	$552,205
	2023	$225,000	$175,000	$ 97,834	$ 88,670	—	$ 16,507	$603,011
Harold J. Schwartz, President	2024	$245,000	$175,000	$ 50,000	$ 34,907	—	$ 27,368[3]	$532,275
	2023	$215,000	$150,000	$ 71,177	$ 62,811	—	$ 30,515[3]	$529,503
Chris H. Panagiotakos, Chief Financial Officer	2024	$235,000	$158,750	$ 56,250	$ 53,678	—	$ 8,083[3]	$511,761
	2023	$215,000	$100,625	$ 53,052	$ 52,967	—	$ 9,073[3]	$430,717

(1) The Company follows the requirements of FASB ASC 718-10-10, *Share-Based Payments* with regards to stock-based compensation issued to employees and non-employees. Please see Note 2 to Consolidated Financial Statements included in the Original 10-K for more information.

(2) The valuation methodology used to determine the fair value of the options issued during the year is the Black-Scholes option-pricing model. Please see Note 2 to Consolidated Financial Statements included in the Original 10-K for more information.

(3) All other compensation consists of Employer portion of health insurance and 401k match.

Employment Agreements

Executive Employment Agreements

Mr. Piluso Employment Agreement

On March 28, 2023, the Company entered into an employment agreement, as amended (the "Piluso Employment Agreement") with Mr. Charles M. Piluso, the Company's Chief Executive Officer. The Piluso Employment Agreement is for an initial term of three years, and it will be automatically renewed for consecutive one-year terms at the end of the initial term. The Piluso Employment Agreement may be terminated with or without cause. Mr. Piluso received an annual base salary of $225,000 in 2023, $250,000 in 2024 and will receive an annual base salary of $250,000 in 2025 and shall be eligible to earn a performance bonus ranging from $75,000 to $300,000. Mr. Piluso shall also be entitled to an equity award for a total value of $100,000 per annum, which shall be equally split between RSUs and stock options, as well as 75,000 performance share units.

Pursuant to the Piluso Employment Agreement, Mr. Piluso is also entitled to an equity award of 75,000 performance share units (the "PSUs"), one-third (1/3) of which shall vest upon the Company's market capitalization reaching each of (i) $35,000,000, (ii) $50,000,000 and (iii) $75,000,000 (each a "Market Cap Target"), *provided*, *however*, that no PSUs could vest earlier than March 28, 2024 and each Market Cap Target must be maintained for at least twenty (20) trading days. One-third (1/3) of the PSUs were forfeited on September 28, 2024, as a result of the $35,000,000 Market Cap Target not being achieved by September 28, 2024. If the $50,000,000 Market Cap Target is not achieved by March 28, 2026, 25,000 PSs shall be forfeited and if the $75,000,000 Market Cap Target is not achieved by September

28, 2027, the remaining 25,000 PSUs shall be forfeited. If any PSUs are issued to Mr. Piluso upon the Company's market capitalization reaching $50 million or $75 million within the time period set forth in the Piluso Employment Agreement, Mr. Piluso has agreed to issue one-half of such PSUs to Harold Schwartz, with the remaining one-half issued to Mr. Piluso, which alternate equity compensation arrangement the Board has approved.

Upon termination of Mr. Piluso without cause, or as a result of Mr. Piluso's resignation for Good Reason (as such term is defined in the Piluso Employment Agreement) the Company shall pay or provide to Mr. Piluso severance pay equal to his base salary for the remainder of the employment term and all stock options or other similar equity compensation granted by the Company and then held by Mr. Piluso shall be accelerated and become fully vested and exercisable as of the date of Mr. Piluso's termination.

As a full-time employee of the Company, Mr. Piluso will be eligible to participate in the Company's benefit programs.

Mr. Panagiotakos' Employment Agreement

On March 28, 2023, the Company entered into an employment agreement, as amended (the "Panagiotakos Employment Agreement") with Mr. Chris H. Panagiotakos, the Company's Chief Financial Officer. The Panagiotakos Employment Agreement is for an initial term of three years, and it will be automatically renewed for consecutive one-year terms at the end of the initial term. The Panagiotakos Employment Agreement may be terminated with or without cause. Mr. Panagiotakos received an annual base salary of $215,000 in 2023, $235,000 in 2024 and will receive $235,000 in 2025 and shall be eligible to earn a performance bonus of 25% of his base salary. Mr. Panagiotakos shall also be entitled to an equity award for a total value equal to 25% of his base salary per annum, which shall be equally split between RSUs and stock options, a financial achievement bonus of $45,000 and a long-term incentive bonus of stock options and RSUs equal to 25% of his base salary.

Upon termination of Mr. Panagiotakos without cause, or as a result of Mr. Panagiotakos' resignation for Good Reason (as such term is defined in the Panagiotakos Employment Agreement) the Company shall pay or provide to Mr. Panagiotakos severance pay equal to his base salary for the remainder of the employment term and all stock options or other similar equity compensation granted by the Company and then held by Mr. Panagiotakos shall be accelerated and become fully vested and exercisable as of the date of Mr. Panagiotakos' termination.

As a full-time employee of the Company, Mr. Panagiotakos will be eligible to participate in the Company's benefit programs.

Change in Control

In the event that Mr. Piluso or Mr. Panagiotakos (each, an "Executive") are terminated by the Company without Cause or the Executive resigns for Good Reason within twenty-four months of a Change in Control (as such term is defined in the Piluso Employment Agreement and Panagiotakos Employment Agreement), and the Executive signs a general release in favor of the Company, the Executive shall receive his annual base salary for the remainder of the term of the Piluso Employment Agreement or Panagiotakos Employment Agreement, as applicable, in accordance with the Company's typical payroll practices, as well as a one-time lump severance payment equal to two times the Executive's annual base salary that he is receiving at the time of his termination, plus, in the event the previous year's corporate financial objectives were achieved, one-times the annual 100,000 cash bonus, if the separation occurs prior to the payment of the prior year's annual cash bonus. In addition, if the Executive is terminated by the Company without Cause or due to his resignation for Good Reason within twenty-four months of a Change in Control, all stock options or other similar equity compensation granted by the Company and then held by the Executive shall be accelerated and become fully vested and exercisable as of the date of the Executive's termination.

Other Employment Arrangements

The Company does not have formal employment agreements with Harold J. Schwartz or Thomas C. Kempster. Their current and past salaries have been determined by the Compensation Committee and are re-evaluated on a yearly basis. Mr. Schwartz's annual base salary for the fiscal year ended December 31, 2022 was $171,717, which was increased to $215,000 for the fiscal year ended December 31, 2023 and $245,000 for the fiscal year ended December 31, 2024. Mr. Kempster's annual base salary for the fiscal year ended December 31, 2022 was $174,808, which was increased to $215,000 for the fiscal year ended December 31, 2023 and $235,000 for the fiscal year ended December 31, 2024. Mr. Schwartz and Mr. Kempster are eligible to earn RSUs and stock options, in addition to a cash bonus which is determined by the compensation committee.

2010 Incentive Award Plan

On August 12, 2010, the Company adopted the Data Storage Corporation 2010 Incentive Award Plan (the "2010 Plan") that provided for 2,000,000 shares of common stock reserved for issuance under the terms of the 2010 Plan; which was amended on September 25, 2013, to increase the number of shares of common stock reserved for issuance under the 2010 Plan to 5,000,000 shares of common stock; which was further amended on June 20, 2017 to increase the number of shares of common stock reserved for issuance under the 2010 Plan to 8,000,000 shares of common stock; and further amended on July 1, 2019, to increase the number of shares of common stock reserved for issuance under the 2010 Plan to 10,000,000 shares of common stock. On April 23, 2012, the Company amended and restated the 2010 Plan to change the name to the "Amended and Restated Data Storage Corporation Incentive Award Plan". The 2010 Plan was intended to promote the interests of the Company by attracting and retaining exceptional employees, consultants, directors, officers and independent contractors (collectively referred to as the "Participants") and enabling such Participants to participate in the long-term growth and financial success of the Company. Under the 2010 Plan, the Company had the right to grant stock options, which are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended, non-qualified stock options, stock appreciation rights and restricted stock awards, which were restricted shares of common stock (collectively referred to as "Incentive Awards"). Incentive Awards were granted pursuant to the 2010 Plan for 10 years from the Effective Date. There are 123,563 options outstanding under the 2010 Plan as of December 31, 2023. The 2010 Plan expired on October 21, 2020, and accordingly, there are no shares available for future grants.

On March 8, 2021, our Board and stockholders owning in excess of 50% of our outstanding voting securities approved and adopted the 2021 Stock Incentive Plan (the "2021 Plan"). Pursuant to the terms of the 2021 Plan we can grant stock options, restricted stock unit awards and other awards at levels determined appropriate by our Board and/or compensation committee. The 2021 Plan also allows us to utilize a broad array of equity incentives and performance cash incentives in order to secure and retain the services of our employees, directors, and consultants, and to provide long-term incentives that align the interests of our employees, directors and consultants with the interests of our stockholders. An aggregate of 15,000,000 shares of our common stock may be issued under the 2021 Plan, subject to equitable adjustment in the event of future stock splits, and other capital changes.

Outstanding Equity Awards at Fiscal Year-End December 31, 2024

		Option Awards				Stock Awards	
Name	Option Or RSU Approval Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number Of Shares Or Units Of Stock That Have Not Vested (#)(1)	Market Value Of Shares Or Units Of Stock That Have Not Vested ($)(2)
Charles M. Piluso							
(3)(4)	03/01/2023	9,804	19,608	$ 1.96	02/28/2028	—	—
(3)(4)	03/28/2023	9,416	18,833	$ 1.77	03/27/2028	—	—
(3)(4)	01/02/2024	—	15,528	$ 3.22	01/02/2029	—	—
	03/01/2023	—	—	—	—	19,608	$ 82,942
	04/10/2023	—	—	—	—	18,833	$ 79,664
	01/02/2024	—	—	—	—	17,065	$ 72,185
Harold J. Schwartz							
(3)(4)	12/22/2015	834	—	$ 14.00	12/22/2025	—	—
(3)(4)	03/01/2023	—	9,804	$ 1.96	02/28/2028	—	—
(3)(4)	04/10/2023	—	16,667	$ 2.00	04/09/2028	—	—
(3)(4)	01/02/2024	—	15,528	$ 3.22	01/02/2029	—	—
	03/01/2023	—	—	—	—	9,804	$ 41,471
	04/10/2023	—	—	—	—	16,667	$ 70,501
	01/02/2024	—	—	—	—	17,065	$ 72,185
Chris Panagiotakos							
(3)(4)	03/01/2023	4,902	9,804	$ 1.78	02/28/2033	—	—
(3)(4)	03/28/2023	5,564	11,129	$ 1.61	03/27/2033	—	—
(3)(4)	01/02/2024	—	9,172	$ 2.93	01/02/2034	—	—
(3)(4)	01/02/2024	—	10,026	$ 2.93	01/02/20234	—	—
	03/01/2023	—	—	—	—	9,804	$ 41,171
	03/28/2023	—	—	—	—	11,129	$ 47,076
	01/02/2024	—	—	—	—	9,172	$ 38,798
	01/02/2024	—	—	—	—	10,026	$ 42,410

(1) Represents restricted stock units which vest 33.33% on each of the one- year, two- year and three- year anniversary following the grant date.

(2) Calculated by multiplying the closing price per share of the Company's common stock on December 31, 2024, $4.23 by the number of shares.

(3) The stock options were issued in consideration for services provided as a member of the Board.

(4) These option awards vested/vest 33.33% on each of the one- year, two- year and three- year anniversary following the grant date.

Clawback Policy

The Board has adopted a clawback policy which allows us to recover performance-based compensation, whether cash or equity, from a current or former executive officer in the event of an Accounting Restatement. The clawback policy defines an Accounting Restatement as an accounting restatement of our financial statements due to our material noncompliance with any financial reporting requirement under the securities laws. Under such policy, we may recoup incentive-based compensation previously received by an executive officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts in the Accounting Restatement.

The Board has the sole discretion to determine the form and timing of the recovery, which may include repayment, forfeiture and/or an adjustment to future performance-based compensation payouts or awards. The remedies under the clawback policy are in addition to, and not in lieu of, any legal and equitable claims available to the Company. The clawback policy is annexed to this Annual Report as an exhibit.

Equity Compensation Policy

While we do not have a formal written policy in place with regard to the timing of awards of options in relation to the disclosure of material nonpublic information, the Compensation Committee does not seek to time equity grants to take advantage of information, either positive or negative, about our company that has not been publicly disclosed. It has been our practice to grant equity awards to our officers and directors upon their appointment. We intend to issue equity grants to our officers and/or directors at the same time each year, typically in connection with our first meeting of the Board of Directors each fiscal year. Option grants are effective on the date the award determination is made by the Compensation Committee, and the exercise price of options is the closing market price of our common stock on the business day of the grant or, if the grant is made on a weekend or holiday, on the prior business day.

During the fiscal year ended December 31, 2024, we did not award any options to a named executive officer in the period beginning four business days before the filing of an Annual Report on Form 10-K, Quarterly Report on Form 10-Q or a Current Report on Form 8-K that disclosed material nonpublic information and ending one business day after the filing or furnishing of such reports, other than as set forth in the table below:

Name	Grant date	Number of securities underlying the award	Exercise price of the award ($/Sh)	Grant date fair value of the award ($)	Percentage change in the closing market price of the securities underlying the award between the trading day ending immediately prior to the disclosure of material nonpublic information and the trading day beginning immediately following the disclosure of material nonpublic information
Charles M. Piluso	01/02/2024	15,528	$ 3.22	34,907	1.74%
Harold J. Schwartz	01/02/2024	15,528	$ 3.22	34,907	1.74%
Chris H. Panagiotakos	01/02/2024	19,198	$ 2.93	53,678	1.74%

Compensation of Directors

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the Company's non-employee directors during the fiscal year ended December 31, 2024.

Director Name	Fees earned or paid in cash	Stock awards(3)	Option awards (1)(4)(5)	Non-equity incentive plan	Non-qualified deferred compensation earnings	All other compensation	Total
Lawrence A. Maglione, Jr.	$8,000	$ 30,700	$27,698	—	—	—	$66,398
John Argen	$8,000	$ 30,700	$27,698	—	—	—	$66,398
Matthew Grover	$8,000	$ 30,700	$27,698	—	—	—	$66,398
Todd A. Correll	$8,000	$ 30,700	$27,698	—	—	—	$66,398
Clifford Stein	$8,000	$ 30,700	$27,698	—	—	—	$66,398
Nancy M. Stallone	$7,000	$ 21,165	$18,921	—	—	—	$47,086
Uwayne A. Mitchell	$7,000	$ 21,165	$18,921	—	—	—	$47,086

(1) The table below shows the aggregate number of option awards outstanding at fiscal year-end for each of our current non-employee directors and former non-employee directors who served as directors during the year ended December 31, 2024.

(2) The Company follows the requirements of FASB ASC 718-10-10, *Share-Based Payments* with regard to stock-based compensation issued to employees and non-employees. Please see Note 2 to Consolidated Financial Statements included in the Original 10-K for more information.

(3) The valuation methodology used to determine the fair value of the options issued during the year is the Black-Scholes option-pricing model. Please see Note 2 to Consolidated Financial Statements included in the Original 10-K for more information.

(4) The table below shows the aggregate number of option awards outstanding at fiscal year-end of our non-employee directors.

Name	Number of Shares Subject to Outstanding Options as of December 31, 2024	Number of Shares Subject to Outstanding Unvested RSU as of December 31, 2024
John Argen	26,667	5,000
Todd A. Correll	25,627	5,000
Matthew Grover	25,627	5,000
Lawrence A. Maglione, Jr.	30,834	5,000
Clifford Stein	5,000	5,000
Nancy M. Stallone	3,333	3,333
Uwayne Mitchell	3,333	3,333

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information, as of April 28, 2025, with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company's named executive officers and directors; and (iii) the Company's directors and current executive officers as a group. The information in the table below is based upon 7,139,893 shares of common stock outstanding as of April 28, 2025. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned. Unless otherwise indicated, the address for each person is c/o DSC, 225 Broadhollow Road, Suite 307, Melville, New York 11747.

Name of Beneficial Owner	Shares Beneficially Owned (1)	Percentage Ownership
Charles M. Piluso and affiliated entities (2)	963,904	13.4%
Harold J. Schwartz (3)	871,715	12.2%
Thomas C. Kempster (4)	853,381	11.9%
Lawrence A. Maglione, Jr. (5)	41,660	*
John Argen (6)	40,955	*
Matthew Grover (7)	35,623	*
Todd A. Correll (8)	36,248	*
Chris Panagiotakos (9)	48,590	*
Clifford Stein (10)	271,268	3.8%
Nancy M. Stallone(11)	1,110	*
Uwayne A. Mitchell (12)	1,110	*
All Current Executive Officers and Directors as a group (11 persons)	3,165,564	43.5%

* Less than 1%

(1) The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the SEC and accordingly, may include securities owned by or for, among others, the spouse, children, or certain other relatives of such person, as well as other securities over which the person has or shares voting or investment power or securities which the person has the right to acquire within 60 days of April 28, 2025.

(2) Includes 326,359 shares of common stock owned directly by Mr. Piluso and 43,616 shares of common stock underlying stock options that are exercisable within 60 days of April 28, 2025. Also includes: (i) 81,750 shares of common stock owned by Piluso Family Associates; (ii) 230,116 shares of common stock owned by The Lasata 2012 Trust dated 5/4/12 (the "Lasata Trust"); (iii) 230,116 shares of common stock owned by The Bella Vita 2012 Trust dated 5/4/12 (the "Bella Vita Trust"). Mrs. Panzarella-Piluso, Mr. Piluso's wife, is the beneficiary of the Lasata Trust and Joanne G. Panzarella-Piluso, Mr. Piluso's wife, and Lawrence Maglione are the co-trustees thereof, with shared voting and disposition power over the shares held by the Lasata Trust. Mr. Piluso is the beneficiary of the Bella Vita Trust and Mr. Piluso and Mrs. Panzarella-Piluso, his wife, are the co-trustees thereof, with shared voting and disposition power over the shares held by the Bella Vita Trust. The address for the Lasata Trust and the Bella Vita Trust is c/o DSC, 225 Broadhollow Road, Suite 307, Melville, New York 11747.

(3) Includes 852,470, shares of common stock and 19,245 shares of common stock underlying stock options that are exercisable within 60 days of April 28, 2025.

(4) Includes 821,735 shares of common stock and 31,646 shares of common stock underlying stock options that are exercisable within 60 days of April 28, 2025.

(5) Includes 23,330 shares of common stock and 18,330 shares of common stock underlying stock options that are exercisable within 60 days of April 28, 2025.

(6) Includes 26,792 shares of common stock and 14,163 shares of common stock underlying stock options that are exercisable within 60 days of April 28, 2025.

(7) Includes 22,500 shares of common stock and 18,330 shares of common stock underlying stock options that are exercisable within 60 days of April 28, 2025.

(8) Includes 23,125 shares of common stock and 13,123 shares of common stock underlying stock options that are exercisable within 60 days of April 28, 2025.

(9) Includes 21,259 shares of common stock and 27,331 shares of common stock underlying stock options that are exercisable within 60 days of April 28, 2025.

(10) Includes 270,425 shares of common stock and 833 shares of common stock underlying stock options that are exercisable within 60 days of April 28, 2025.

(11) Includes 833 shares of common stock and 277 shares of common stock underlying stock options that are exercisable within 60 days of April 28, 2025.

(12) Includes 833 shares of common stock and 277 shares of common stock underlying stock options that are exercisable within 60 days of April 28, 2025.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table contains information about our equity compensation plans as of December 31, 2024:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options and warrants (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders					
2010 Plan	129,152	$	3.41		—
2021 Plan	466,195	$	2.25		479,653
Equity compensation plans not approved by stockholders	N/A		N/A		N/A
Total	595,347	$	2.48		479,653

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Pursuant to our charter, our Audit Committee shall review on an on-going basis for potential conflicts of interest, and approve if appropriate, all our "Related Party Transactions".

Other than the compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the section titled "Executive Compensation," the following is a description of each transaction since January 1, 2023 or any currently proposed transaction in which:

- we have been or are to be a party to;

- the amount involved exceeded or exceeds $120,000 or 1% of the average of our total assets as of the end of the last two completed fiscal years; and

- any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

On March 4, 2021, the Company entered into a new equipment lease agreement with Systems Trading Inc. ("Systems Trading"), a technology leasing company established by Mr. Schwartz, where he currently serves as Chief Executive Officer and President, effective April 1, 2021. This lease obligation was payable to Systems Trading with monthly installments of $1,566.82 and expired on March 31, 2024. The lease carried an interest rate of 8%.

The Company received funds of $31,352 and $39,172 during the years ended December 31, 2024, and 2023, respectively from Nexxis Capital LLC, a company owned by Charles Piluso and Harold Schwartz. Nexxis Capital LLC was formed to purchase equipment and provide equipment leases to the Company's customers.

On January 1, 2022, the Company entered into a lease agreement with Systems Trading effective January 1, 2022. This lease obligation is payable to Systems Trading with monthly installments of $7,145 and expires on April 1, 2025. The lease carries an interest rate of 8%.

On April 1, 2022, the Company entered into a lease agreement with Systems Trading effective May 1, 2022. This lease obligation is payable to Systems Trading with monthly installments of $6,667 and expires on February 1, 2025. The lease carries an interest rate of 8%.

Director Independence

The Board of Directors has determined, after considering all the relevant facts and circumstances, that each of Messrs. Argen, Correll, Maglione, Stein, Mitchell and Grover and Ms. Stallone are independent directors, as that term is defined in the federal securities laws and the Nasdaq Marketplace Rules. See "Director Independence" in Part III, Item 10 – Directors, Executive Officers and Corporate Governance.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following table sets forth the aggregate audit-related fees including expenses billed to us for the years ended December 31, 2024, and 2023 by Rosenberg Rich Baker Berman & Company P.A.

	December 31, 2024	December 31, 2023
Audit Fees (1)	$ 168,000	$ 134,500
Tax Fees	—	—

(1) Audit fees and expenses were for professional services rendered for the audit and reviews of the consolidated financial statements of the Company, professional services rendered for issuance of consents and assistance with review of documents filed with the SEC.

The Audit Committee has adopted procedures for pre-approving all audit and non-audit services provided by the independent registered public accounting firm, including the fees and terms of such services. These procedures include reviewing detailed back-up documentation for audit and permitted non-audit services. The documentation includes a description of, and a budgeted amount for, particular categories of non-audit services that are recurring in nature and therefore anticipated at the time that the budget is submitted. Audit Committee approval is required to exceed the pre-approved amount for a particular category of non-audit services and to engage the independent registered public accounting firm for any non-audit services not included in those pre-approved amounts. For both types of pre-approval, the Audit Committee considers whether such services are consistent with the rules on auditor independence promulgated by the SEC and the PCAOB. The Audit Committee also considers whether the independent registered public accounting firm is best positioned to provide the most effective and efficient service, based on such reasons as the auditor's familiarity with our business, people, culture, accounting systems, risk profile, and whether the services enhance our ability to manage or control risks, and improve audit quality. The Audit Committee may form and delegate pre-approval authority to subcommittees consisting of one or more members of the Audit Committee, and such subcommittees must report any pre-approval decisions to the Audit Committee at its next scheduled meeting. All of the services provided by the independent registered public accounting firm were pre-approved by the Audit Committee.

Our audit committee pre-approves all services provided by our independent auditors. All of the above services and fees were reviewed and approved by the entire audit committee before the respective services were rendered.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES.

(a)(1)(2) See "Index to Consolidated Financial Statements" beginning on page F-1 following the signature page of the Original 10-K as required by Part II, Item 8 of the Annual Report on Form 10-K.

(a)(3) The exhibits set forth in the accompanying exhibit index on the page preceding the signature page are either filed as part of this report or are incorporated herein by reference:

ITEM 16. FORM 10-K SUMMARY

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form SB-2 (File No. 333-148167) filed on December 19, 2007).
3.2	Certificate of Amendment to Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Form 8-K (File No. 333-148167) filed on October 24, 2008).
3.3	Certificate of Amendment to Articles of Incorporation (incorporated by reference to Exhibit 3.1 on Form 8-K (File No. 333-148167) filed on January 9, 2009).
3.4	Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form SB-2 (File No. 333-148167) filed on December 19, 2007).
3.5	Amended Bylaws (incorporated by reference to Exhibit 3.2 to Form 8-K (File No. 333-148167) filed on October 24, 2008).
3.6	Form of Certificate of Amendment to the Articles of Incorporation (incorporated by reference to Appendix A to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.7	Form of Certificate of Correction to the Certificate of Amendment to the Articles of Incorporation dated October 7, 2008 (incorporated by reference to Appendix C to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.8	Form of Certificate of Validation and Ratification of the Certificate of Correction to the Certificate of Amendment to the Articles of Incorporation dated October 7, 2008 (incorporated by reference to Appendix C to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.9	Form of Certificate of Correction to the Certificate of Amendment to the Articles of Incorporation dated October 16, 2008 (incorporated by reference to Appendix D to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.10	Form of Certificate of Validation and Ratification of the Certificate of Correction to the Certificate of Amendment to the Articles of Incorporation dated October 16, 2008 (incorporated by reference to Appendix D to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.11	Form of Certificate of Correction to the Certificate of Amendment to the Articles of Incorporation dated January 6, 2009 (incorporated by reference to Appendix E to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).

3.12	Form of Certificate of Validation and Ratification of the Certificate of Correction to the Certificate of Amendment to the Articles of Incorporation dated January 6, 2009 (incorporated by reference to Appendix E to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.13	Form of Certificate of Correction to the Certificate of Amendment to the Articles of Incorporation dated June 24, 2009 (incorporated by reference to Appendix F to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.14	Form of Certificate of Validation and Ratification of the Certificate of Correction to the Certificate of Amendment to the Articles of Incorporation dated June 24, 2009 (incorporated by reference to Appendix F to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.15	Certificate of Designations, Preferences and Rights of Series A Preferred Stock of Data Storage Corporation (incorporated by reference to Appendix F to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
3.16	Amendment to Bylaws (incorporated by reference to Exhibit 3.1 to Form 8-K (File No. 001-35384) filed May 6, 2024).
4.1	Share Exchange Agreement, dated October 20, 2008, by and among, Euro Trend Inc., Data Storage Corporation and the shareholders of Data Storage Corporation named on the signature page thereto (incorporated by reference to Exhibit 10.1 to Form 8-K/A (File No. 333-148167) filed on June 29, 2009).
4.2	Data Storage Corporation 2010 Incentive Award Plan (incorporated by reference to Exhibit 10.1 on Form S-8/A (File No. 333-169042) filed on October 25, 2010).
4.3	Amended and Restated Data Storage Corporation 2010 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-35384) filed on April 26, 2012).
4.4	Data Storage Corporation 2021 Stock Incentive Plan (incorporated by reference to Appendix B to the Information Statement on Schedule 14C (File No. 001-35384) filed with the Securities and Exchange Commission on March 8, 2021).
4.5	Representative's Warrant dated May 18, 2021 (incorporated by reference to Exhibit 4.1 to Form 8-K (File No. 001-35384) filed on May 18, 2021).
4.6	Form of Common Stock Warrant (incorporated by reference to Exhibit 4.2 to Form 8-K (File No. 001-35384) filed on May 18, 2021).
4.7	Warrant Agency Agreement, dated May 18, 2021, by and between the Company and VStock Transfer LLC (incorporated by reference to Exhibit 4.3 to Form 8-K (File No. 001-35384) filed on May 18, 2021).
4.8	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 8-K (File No. 001-35384) filed on July 20, 2021).
4.9	Description of Securities (incorporated by reference to Exhibit 4.10 to Annual Report on Form 10-K (File No. 001-35384) filed on March 31, 2023).
10.1	Asset Purchase Agreement by and between ABC Services Inc., and Data Storage Corporation as of October 25, 2016 (incorporated by reference to Exhibit 10.1 to Form 8K (File No. 001-35384) filed on October 31, 2016).
10.2	Asset Purchase Agreement by and between ABC Services II Inc., and Data Storage Corporation as of October 25, 2016 (incorporated by reference to Exhibit 10.2 to Form 8K (File No. 001-35384) filed on October 31, 2016).

10.3	Form of Stockholders Agreement by and between Data Storage Corporation, Nexxis Inc., and John Camello dated November 13, 2017 (incorporated by reference to Exhibit 10.22 to Form 10Q (File No. 001-35384) filled November 19, 2018).
10.4	Form of Employment Agreement between Data Storage Corporation, Nexxis Inc., and John Camello dated November 13, 2017 (incorporated by reference to Exhibit 10.23 to Form 10-Q (File No. 001-35384) filed November 19, 2018).
10.5	Buyout Lease Agreement between Data Storage Corporation and Systems Trading, Inc. dated March 15, 2018 (incorporated by reference to Exhibit 10.6 to Form 10-K (File No. 001-35384) filed March 31, 2021).
10.6	FMV Lease Agreement between Data Storage Corporation and Systems Trading, Inc. dated September 14, 2018 (incorporated by reference to Exhibit 10.7 to Form 10-K (File No. 001-35384) filed March 31, 2021).
10.7	Buyout Lease Agreement DSC003 between Data Storage Corporation and Systems Trading, Inc. dated December 18, 2018 (incorporated by reference to Exhibit 10.8 to Form 10-K (File No. 001-35384) filed March 31, 2021).
10.8	Buyout Lease Agreement DSC004 between Data Storage Corporation and Systems Trading, Inc. dated December 18, 2018 (incorporated by reference to Exhibit 10.9 to Form 10-K (File No. 001-35384) filed March 31, 2021).
10.9	Addendum 1 to Lease DSC003 between Data Storage Corporation and Systems Trading, Inc. dated March 20, 2019 (incorporated by reference to Exhibit 10.10 to Form 10-K (File No. 001-35384) filed March 31, 2021).
10.10	Addendum 1 to Lease DSC004 between Data Storage Corporation and Systems Trading, Inc. dated March 20, 2019 (incorporated by reference to Exhibit 10.11 to Form 10-K (File No. 001-35384) filed March 31, 2021).
10.11	Buyout Lease Agreement DSC006 between Data Storage Corporation and Systems Trading, Inc. dated November 12, 2019 (incorporated by reference to Exhibit 10.12 to Form 10-K (File No. 001-35384) filed March 31, 2021).
10.12	Agreement and Plan of Merger by and between Data Storage Corporation and Flagship Solutions, LLC dated February 4, 2021 (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-35384) filed on February 10, 2021).
10.13	Amendment, dated February 12, 2021, to the Agreement and Plan of Merger by and between Data Storage Corporation, Data Storage FL, LLC, Flagship Solutions, LLC, and the owners of Equity Interests (as defined therein) dated February 4, 2021 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-35384) filed on February 16, 2021).
10.14	Buyout Lease Agreement DSC007 between Data Storage Corporation and Systems Trading, Inc. dated March 4, 2021 (incorporated by reference to Exhibit 10.15 to Form 10-K (File No. 001-35384) filed March 31, 2021).
10.15	Form of Securities Purchase Agreement dated July 19, 2021 between Data Storage Corporation and certain purchasers (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-35384) filed on July 20, 2021).
10.16#	Form of Employment Agreement between Data Storage Corporation and Charles M. Piluso dated March 28, 2023 (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-35384) filed March 31, 2023).
10.17#	Form of Employment Agreement between Data Storage Corporation and Chris H. Panagiotakos dated March 28, 2023 (incorporated by reference to Exhibit 10.2 to Form 8-K (File No. 001-35384) filed March 31, 2023).

10.18	Sublease between Sentinel Benefits Group, LLC and Sentinel Benefits Group, Inc. and Data Storage Corporation, dated as of January 17, 2024 (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-35384) filed March 27, 2024)
10.19#	Employment Agreement Amendment between Data Storage Corporation and Charles M. Piluso (incorporated by reference to Exhibit 10.20 to Form 10-K (File No. 001-35384) filed March 31, 2024).
10.20#	Employment Agreement Amendment between Data Storage Corporation and Chris H. Panagiotakos (incorporated by reference to Exhibit 10.21 to Form 10-K (File No. 001-35384) filed March 31, 2024).
10.21#	Amendment No. 1 to the Data Storage Corporation 2021 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-35384) filed June 24, 2024).
10.22	Equity Distribution Agreement, dated July 18, 2024, by and between Data Storage Corporation and Maxim Group LLC (Incorporated by reference to Exhibit 1.1 to Registration Statement on Form S-3 (File No. 333-280881) filed July 18, 2024)
19.1	Second Amended and Restated Insider Trading Policy (incorporated by reference to Exhibit 19.1 to Form 10-K (File No. 001-35384) filed March 31, 2025)
21.1	List of Subsidiaries of Data Storage Corporation (incorporated by reference to Exhibit 21.1 to Form 10-K (File No. 001-35384) filed March 31, 2025)
23.1	Consent of Rosenberg Rich Baker Berman P.A., Independent Registered Accounting Firm (incorporated by reference to Exhibit 23.1 to Form 10-K (File No. 001-35384) filed March 31, 2025)
24.1	Power of Attorney – Signature Page
31.3*	Certification of Principal Executive Officer Pursuant to Exchange Act Rule 13a-14(a), As adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.4*	Certification of Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a), As adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to Form 10-K (File No. 001-35384) filed March 31, 2024).

*	Filed herewith
#	Indicates management contract or compensatory plan.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this to this Amendment No. 1 to report to be signed on its behalf by the undersigned, thereunto duly authorized on the 30th day of April, 2025.

DATA STORAGE CORPORATION

By: /s/ Charles M. Piluso
Name: Charles M. Piluso
Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)
Date: April 30, 2025

By: /s/ Chris H. Panagiotakos
Name: Chris H. Panagiotakos
Title: Chief Financial Officer
(Principal Financial and Principal Accounting Officer)
Date: April 30, 2025

Exhibit 31.3

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14(a) OR RULE 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Charles M. Piluso, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Data Storage Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Date: April 30, 2025

/s/ Charles M. Piluso
Charles M. Piluso
Chief Executive Officer

Exhibit 31.4

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO RULE 13a-14(a) OR RULE 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Chris H. Panagiotakos, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Data Storage Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Date: April 30, 2025

/s/ Chris H. Panagiotakos
Chris H. Panagiotakos
Principal Financial Officer and Principal Accounting
Officer

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